FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2021
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. January - December 2020 Financial Report	3

FINANCIAL
REPORT

Financial Report	2020
January - December

This report was approved by the Board of Directors on 02 February 2021, following a favourable report from the Audit Committee. Important information regarding this report can be found on pages 90 and 91.

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Dec-20	Sep-20%		Dec-20	Dec-19%		Dec-18
Total assets	1,508,250	1,514,242	(0.4)	1,508,250	1,522,695	(0.9)	1,459,271
Loans and advances to customers	916,199	910,714	0.6	916,199	942,218	(2.8)	882,921
Customer deposits	849,310	842,899	0.8	849,310	824,365	3.0	780,496
Total funds	1,056,127	1,039,608	1.6	1,056,127	1,050,765	0.5	980,562
Total equity	91,322	91,310	0.0	91,322	110,659	(17.5)	107,361
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q4'20	Q3'20%		2020	2019	%	2018
Net interest income	8,019	7,773	3.2	31,994	35,283	(9.3)	34,341
Total income	10,924	11,087	(1.5)	44,279	49,229	(10.1)	48,424
Net operating income	5,580	6,008	(7.1)	23,149	25,949	(10.8)	25,645
Profit before tax	1,195	3,139	(61.9)	(2,076)	12,543	—	14,201
Attributable profit to the parent	277	1,750	(84.2)	(8,771)	6,515	—	7,810
Changes in constant euros:
Q4'20 / Q3'20: NII: +4.3%; Total income: -0.2%; Net operating income: -5.7%; Attributable profit: -79.6%
2020 / 2019: NII: +1.3%; Total income: +0.2%; Net operating income: +1.5%; Attributable profit: +/-

EPS, PROFITABILITY AND EFFICIENCY (%)	Q4'20	Q3'20%		2020	2019	%	2018
EPS (euros) (2)	0.008	0.093	(91.3)	(0.538)	0.347	—	0.431
RoE	5.54	8.54		(9.80)	6.62		8.21
RoTE	6.86	10.58		1.95	11.44		11.63
RoA	0.38	0.53		(0.50)	0.54		0.64
RoRWA	1.04	1.46		(1.33)	1.33		1.55
Efficiency ratio	47.7	45.8		47.0	47.0		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q4'20	Q3'20%		2020	2019	%	2018
Net interest income	8,019	7,773	3.2	31,994	35,283	(9.3)	34,341
Total income	10,995	11,087	(0.8)	44,600	49,494	(9.9)	48,424
Net operating income	5,754	6,014	(4.3)	23,633	26,214	(9.8)	25,645
Profit before tax	2,658	3,175	(16.3)	9,674	14,929	(35.2)	14,776
Attributable profit to the parent	1,423	1,750	(18.7)	5,081	8,252	(38.4)	8,064
Changes in constant euros:
Q4'20 / Q3'20: NII: +4.3%; Total income: +0.4%; Net operating income: -3.0%; Attributable profit: -16.3%
2020 / 2019: NII: +1.3%; Total income: +0.3%; Net operating income: +2.5%; Attributable profit: -29.5%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q4'20	Q3'20%		2020	2019	%	2018
Underlying EPS (euros)(2)	0.074	0.093	(20.2)	0.262	0.449	(41.7)	0.446
Underlying RoE	6.93	8.54		5.68	8.38		8.48
Underlying RoTE	8.59	10.58		7.44	11.79		12.08
Underlying RoA	0.46	0.53		0.40	0.65		0.66
Underlying RoRWA	1.24	1.46		1.06	1.61		1.59

SOLVENCY (3) AND NPL RATIOS (%)	Dec-20	Sep-20	Dec-20	Dec-19	Dec-18
CET1 phased-in	12.34	11.98	12.34	11.65	11.47
Phased-in total capital ratio	16.18	15.58	16.18	15.05	14.98
NPL ratio	3.21	3.15	3.21	3.32	3.73
Coverage ratio	76	76	76	68	67

MARKET CAPITALIZATION AND SHARES	Dec-20	Sep-20%		Dec-20	Dec-19%		Dec-18
Shares (millions)	17,341	16,618	4.3	17,341	16,618	4.3	16,237
Share price (euros)(2)	2.538	1.533	65.6	2.538	3.575	(29.0)	3.807
Market capitalization (EUR million)	44,011	26,582	65.6	44,011	61,986	(29.0)	64,508
Tangible book value per share (euros)(2)	3.79	3.82		3.79	4.18		4.01
Price / Tangible book value per share (X) (2)	0.67	0.40		0.67	0.86		0.95

OTHER DATA	Dec-20	Sep-20%		Dec-20	Dec-19%		Dec-18
Number of shareholders	4,018,817	4,103,069	(2.1)	4,018,817	3,986,093	0.8	4,131,489
Number of employees	191,189	192,578	(0.7)	191,189	196,419	(2.7)	202,713
Number of branches	11,236	11,520	(2.5)	11,236	11,952	(6.0)	13,217

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on the 'Alternative Performance Measures' section of this report.
For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 Annual Financial Report, published in the CNMV on 28 February 2020, our 20-F report for the year ending 31 December 2019 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) 2018, 2019 and September 2020 data adjusted for the capital increase in December 2020.
(3) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the total phased-in capital ratio includes the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

January - December 2020	3

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

In order to support the global effort being made to combat covid-19, Grupo Santander is implementing various measures to protect our stakeholders. The most relevant measures are detailed below, focused on six main dimensions:

Contingency plan

Our main priority is to ensure business while safeguarding the health, well-being and economic interests of our stakeholders, which is only possible through the implementation and continuous improvement of the Special Situations Management Framework. This Framework channels the implementation of the Group's and subsidiaries' contingency plans, which is key to meet the objective of continuing to operate within the same quality standards and in compliance with our regulatory commitments.
•The Framework includes as best practices in the industry those preparation activities focused on the training and correct application of action protocols in order to face any crisis. Of note were the periodic simulation exercises carried out and the recent launch of an e-learning programme for all employees as a tool to raise awareness and prepare for certain stress situations.
•In addition, this Framework has provided flexibility for the activation of the corporate special situations committees with the objective of responding preventively to the environment caused by covid-19, as well as coordinating the countries' responses. At year end, the Framework continued to be fully active as a preventive measure, as no financial stress has been recorded.
•Our Contingency Plans ensured the operational continuity of our businesses including measures such as segregating teams and technological infrastructures, establishing shifts between critical employees and their back-ups, as well as increasing the capacity of systems, carried out by the Technology and Operations area.

Health of our employees

Our priority was to safeguard the health and safety of our employees:
•At the peak of the pandemic, we redefined our way of working, exceding 110,000 employees working from home.
•We ensured the physical and mental well-being of the employees who continued to work in our offices, or had direct contact with customers.
•Financial well-being was also covered, offering various financial support measures to help employees and making exceptional payments to front line workers during the pandemic.
•We continued to gradually return to the usual workplaces in some countries, always following the recommendations of local governments and based on three pillars: development and implementation of health and safety protocols, prioritization and monitoring the health status of our employees, and tracking and tracing (through health apps). For example, 90% of the Corporate Centre employees have returned to the office, and we have implemented an updated Flexiworking Policy on remote working.
•Additionally, under the #SafeTogether programme, numerous initiatives are being implemented to ensure workplace safety and protect health.

Customers

Santander has also also implemented measures to ensure the health and safety of its customers and foster their economic resilience during the crisis in all countries. Of note were:
Provide liquidity and credit facilities for businesses facing hardship, as well as facilitate payment deferrals and payment holidays in many of our markets, supporting more than 6 million customers.
•Proactive support for vulnerable customers trying to cover their needs.
•Temporary reduction and suspension of fees (withdrawals from ATMs, interest free online purchases, bank transfers, etc.), together with specialized teams to advise customers facing financial difficulties.
•Ensure covid-19 health insurance coverage.
In addition, we adapted the branch network to each situation, ensuring continuity of service. Currently, over 90% of our branches are open. The countries have adapted to the new demand and introduced measures for referral to other channels and self-service.

4	January - December 2020

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Business, liquidity and risks

In the quarter, business performance showed signs of normalization. Group loans and advances to customers excluding the exchange rate impact increased 5% and customer funds 9% year-on-year.
The recovery of pre-covid-19 new business levels began at the end of the second quarter in various markets and segments. In the individuals segment (mortgages and consumer finance), we have seen growth from the lows in April to near pre-pandemic levels. On the other hand, activity in large corporates and companies normalized, following the sharp increase recorded in April, as the need for liquidity decreased.
Liquidity has been closely monitored in the parent bank and our subsidiaries, remaining solid at all times. As of December, the Group's LCR ratio was 165%, the parent bank's was 175% and all our main subsidiaries stood above 120%. In addition, central banks have adopted measures to provide significant liquidity to the system.
Regarding risks, the main indicators are also continuously monitored. As of December, 79% of total moratoria granted by the Group had expired, a total amount of EUR 89 billion, performing better than expected. Only 3% of the total is considered stage 3. In 2020, we recorded provisions amounting to EUR 12,173 million, 31% more than in 2019 (+47% excluding the exchange rate impact). This increase was reflected in a higher Group loan-loss reserves (close to EUR 4 billion in constant euros) and an 8 pp increase in the coverage ratio.
In addition, due to the deterioration of the economic outlook, we adjusted the valuation of goodwill ascribed to several subsidiaries and deferred tax assets for -EUR 12.6 billion in the first half of the year. This adjustment had no impact on the Bank's liquidity or market and credit risk position, and was neutral in CET1 capital.

Society

One of our main priorities is to contribute to the well-being of society as a whole. We have implemented actions and mobilized resources together with governments and institutions to help society combat the health crisis.
Santander All. Together. Now. is the motto that brings together the Group's collective efforts around the world to stand beside the people who need it the most at this time. This effort has succeeded in mobilizing more than EUR 105 million dedicated to solidarity initiatives to fight covid-19. The main initiatives adopted are:
•Creation of a solidarity fund to acquire medical equipment and materials, and to support organizations in the fight against covid-19. This fund is primarily financed by contributions from senior management, employees and the Group's subsidiaries, as well as contributions from third parties.
•Supporting different projects and social initiatives to protect the vulnerable groups most impacted by the effects of the pandemic.
•Santander Universidades reallocated funds to support collaboration projects with universities. We also launched Santander X Tomorrow Challenge, with the aim of supporting creativity and the entrepreneurs' capabilities.
•We launched Overcome Together, an open and accessible space for individuals and companies, customers and non-customers, which contains information and resources. It is available in Spain, Portugal, Mexico, Brazil, Uruguay, Chile, Poland, Argentina, the UK and Openbank.
We will continue to monitor the situation in order to continue to contribute minimizing the impact of covid-19 on society.

Information for stakeholders

Based on transparency and anticipation, we continued to be proactive in keeping our people, customers, shareholders and investors informed at all times. The main measures announced from the beginning of the pandemic can be found on the Group's website (www.santander.com). We continued to develop several initiatives:
•To stay close to all our employees, we sent out newsletters in most of our markets including updates on the health crisis. Of note were the 11 Ask Ana events held by the Chairman, and the celebration of the 12th edition of Santander Week, a time to enjoy the Group's culture, BeHealthy and show our most caring side.
•We continued to issue communications to customers, including the latest digital initiatives, such as our Work Cafés, where we held 126 digital events regarding different issues, with more than 200,000 viewers.
•We kept all channels open to increase the confidence of our shareholders and investors, which was reflected in an increase of more than 30,000 new shareholders since December 2019.
•It is also worth highlighting the Euromoney awards won this year: Excellence in Leadership in Europe, due to the covid-19 management, and world’s best bank for SMEs. We were also named best bank in the Americas, Argentina, Brazil and Spain by The Banker.

January - December 2020	5

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

1. Our scale Local scale and leadership. Worldwide reach through our global businesses (SCIB and WM&I).	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances
•Geographic diversification[3] balanced between mature and emerging markets.

total customers in Europe and the Americas.

•Business diversification between customer segments (individuals, SMEs, mid-market companies and large corporates)
1. Market share in lending as of September 2020 including only privately-owned banks. UK benchmark refers to the mortgage market.	2. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.	3. 2020 underlying attributable profit by region. Operating areas excluding Corporate Centre and SGP.

Our corporate culture: Santander Way
Despite the health crisis, we have fulfilled our purpose – to help people and businesses prosper – while delivering for all our to stakeholders.

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

6	January - December 2020

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH
In the quarter, the Group continued to provide financial support to customers to help them overcome the consequences of the pandemic
Loans and advances to customers grew by EUR 9 billion in constant euros through mortgages, consumer loans and large corporates. Customer deposits recorded a similar performance driven by demand deposits.
Strong negative exchange rate impact (-7/-8 pp) in the year. In constant euros, gross loans and advances to customers (excluding reverse repos) grew 5% and customer funds (excluding repos) rose 9%, both with the ten core markets growing, except loans in SCF and Mexico.

Activity Dec-20 / Dec-19
% change in constant euros

+2%
Individuals
+14%
	+10%		Demand
SMEs and corporates
+5%			-4%
		+9%	Time
+9%
	CIB and institutions		+3%
Mutual funds

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Digital penetration maintained an upward trend. We reached 42.4 million digital customers (+5.5 million year-on-year), mobile customers exceeded 35 million (+6.1 million in 12 months) and digital sales in 2020 represented 44% of total sales (36% in 2019).
Loyal customers rose more than 1 million year-on-year, with growth both in individuals and corporates.

Digital customers			Digital sales
Millions			% of total sales
42.4
44%
36.8		+15%
36%

Dec-19	Dec-20		2019	2020

PROFITABILITY
In a challenging environment, total income remained stable and net operating income increased by 2% in constant euros...
Results in 2020 were affected by non-management impacts, such as the economic downturn arising from the health crisis, low interest rates and the sharp exchange rate depreciation.
Excluding the latter, underlying business performance was sound, backed by the recovery in net interest income and net fee income in the second half of the year. In the fourth quarter of 2020, customer revenue was the highest of the past two years. Also noteworthy was the sharp increase recorded in productivity, and our solid credit quality ratios.
Total income remained steady year-on-year, as the fall in activity in some segments and lower interest rates were offset by higher volumes, good market volatility management and the reduction in the cost of deposits.
Cost reductions resulting from productivity improvements carried out in recent years and the additional savings measures adopted since the beginning of the crisis. In Europe, we greatly exceeded total savings expected for the year as a whole.
These measures enabled the efficiency ratio to remain at 47%, one of the best among our peers, and net operating income to increase 2% in constant euros to EUR 23,633 million, boosted by South America, SCIB and WM&I.
Loan-loss provisions rose significantly year-on-year to EUR 12,173 million, driven by lending growth and the expected macro-economic deterioration arising from the pandemic.
In this environment, in the second quarter we adjusted the valuation of the goodwill ascribed to several units and deferred tax assets for a total of -EUR 12.600 million, with no impact on liquidity or solvency. Lastly, other charges were recorded, mainly related to restructuring costs, for EUR 1,252 million.

Efficiency ratio
%

January - December 2020	7

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance
PROFITABILITY
… and profit year-to-date was affected by higher loan-loss provisions and valuation adjustments
As a result, the Group's attributable profit in 2020 was negative EUR 8,771 million. Before considering these charges that are outside the ordinary course of our business, underlying attributable profit was EUR 5,081 million, down 38% (-29% excluding the FX impact).
This led profitability ratios below 2019 figures: underlying RoTE was 7.44% and underlying RoRWA 1.06%. However, they improved notably compared to H1'20.
In the quarter, underlying attributable profit was 19% lower than the third (-16% excluding the exchange rate impact) at EUR 1,423 million, dampened by the contribution to the Deposit Guarantee Fund in Spain and the Bank Levy in the UK.

Attr. profit to the parent	Earnings per share
EUR million	EUR

Total
Underlying*
8,252
6,515
5,081
-8,771
0.449
0.347
0.262
-0.538
2019
2020
2019
2020

(*) Excluding net capital gains and provisions. See details on the 'Alternative Performance Measures' section of this report

Stripping out these two impacts, profit was 4% lower (-2% in constant euros) due to seasonally higher costs and provisions in the fourth quarter. Conversely, customer revenue reached its highest figure in the last eight quarters.
After recording -EUR 1,146 million in net capital gains and provisions in the quarter (mainly restructuring costs), attributable profit in the fourth quarter amounted to EUR 277 million.

RoTE
%
■ Total ■ Underlying*
(*) Excluding net capital gains and provisions. Further detail on the ‘Alternative Performance Measures’ section of this report.
STRENGTH
CET1 ratio of 12.34%, exceeding the top end of our target range, and cost of credit of 1.28%, in line with our expectations
The phased-in CET1 ratio reached 12.34%, after increasing 36 bps in the quarter and 69 bps in the year. Regarding the latter, of note was the 104 bps of organic generation, partly offset by the impact of restructuring costs, corporate transactions and market performance. It also includes 9 bps related to an accrual for 2020 dividend payments. Further detail on page 18.
Net tangible equity per share (TNAV) in 2020 was EUR 3.79, virtually stable since September, also affected by restructuring costs. Excluding them, it increased slightly in the quarter.

Phased-in CET1*	TNAV per share
%	EUR
(*) Phased-in IFRS 9 ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis of the Capital Requirements Regulation (CRR), and subsequent amendments introduced by the Regulation (EU) 2020/873 (known as the "CRR Quick Fix"). Otherwise, fully-loaded CET1 of 11.41% in December 2019 and 11.89% in December 2020.
Risk management remained focused on minimizing the impacts arising from the health crisis. Cost of credit was in line with our previously announced expectation at 1.28%. The NPL ratio dropped 11 bps in the year, benefiting from mitigation measures and coverage rose 8 pp through the sharp increase of total loan-loss reserves.

Cost of credit	NPL ratio and coverage
%	%
■ Dec-19 ■ Dec-20

8	January - December 2020

Response to the covid-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
GRUPO SANTANDER RESULTS
•In the year, Grupo Santander's results were affected by the health crisis caused by the spread of covid-19, which is reflected in a weaker economic environment, lower interest rates and a sharp depreciation of some currencies.
•In this context, total income fell in the year, affected by lower activity and exchange rates. Excluding their impact, total income was broadly stable, as the decrease in activity and lower interest rates were offset by higher volumes, sound market volatility management and the lower cost of deposits.
•Cost reduction through productivity improvement in recent years, along with additional savings measures adopted since the start of the crisis. This was reflected in the fall in real terms in the majority of our markets.
•Greater loan-loss provisions due to credit growth and the expected deterioration in economic conditions due to the pandemic and its impact on the deterioration of the portfolio’s credit quality. Cost of credit ended the year at 1.28%, in line with our expectations.
•In addition, as a result of the worsening economic outlook, adjustments to the goodwill ascribed to some units and to deferred tax assets were made in the second quarter, totalling -EUR 12,600 million, which results in an attributable profit to the Group of negative EUR 8,771 million in 2020.
•Excluding the above adjustments and restructuring costs, attributable profit to the parent was EUR 5,081 million, with net operating income of EUR 23,633 million, 2% more in constant euros than in 2019.
•In the quarter, attributable profit amounted to EUR 277 million, heavily impacted by restructuring costs, mainly in Spain. Excluding them, underlying attributable profit in the quarter was EUR 1,423 million, affected by the contribution to the Deposit Guarantee Fund in Spain, the Bank Levy in the UK and the usual seasonality of costs and loan-loss provisions in the fourth quarter, as customer revenue in constant euros reached its highest figure in the last eight quarters.

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q4'20	Q3'20%		% excl. FX	2020	2019	%	% excl. FX
Net interest income	8,019	7,773	3.2	4.3	31,994	35,283	(9.3)	1.3
Net fee income (commission income minus commission expense)	2,456	2,423	1.4	2.6	10,015	11,779	(15.0)	(4.5)
Gains or losses on financial assets and liabilities and exchange differences (net)	462	652	(29.1)	(27.7)	2,187	1,531	42.8	55.9
Dividend income	69	57	21.1	20.7	391	533	(26.6)	(26.1)
Share of results of entities accounted for using the equity method	(6)	45	—	—	(96)	324	—	—
Other operating income / expenses	(76)	137	—	—	(212)	(221)	(4.1)	125.1
Total income	10,924	11,087	(1.5)	(0.2)	44,279	49,229	(10.1)	0.2
Operating expenses	(5,344)	(5,079)	5.2	6.3	(21,130)	(23,280)	(9.2)	(1.2)
Administrative expenses	(4,634)	(4,398)	5.4	6.4	(18,320)	(20,279)	(9.7)	(1.6)
Staff costs	(2,685)	(2,628)	2.2	3.2	(10,783)	(12,141)	(11.2)	(4.1)
Other general administrative expenses	(1,949)	(1,770)	10.1	11.1	(7,537)	(8,138)	(7.4)	2.2
Depreciation and amortization	(710)	(681)	4.3	5.6	(2,810)	(3,001)	(6.4)	1.6
Provisions or reversal of provisions	(1,364)	(400)	241.0	242.6	(2,378)	(3,490)	(31.9)	(26.5)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,844)	(2,508)	13.4	13.1	(12,382)	(9,352)	32.4	49.2
Impairment on other assets (net)	(160)	(15)	—	—	(10,416)	(1,623)	—	—
Gains or losses on non financial assets and investments, net	25	62	(59.7)	(59.7)	114	1,291	(91.2)	(91.2)
Negative goodwill recognized in results	(1)	3	—	—	8	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(41)	(11)	272.7	272.7	(171)	(232)	(26.3)	(28.6)
Profit or loss before tax from continuing operations	1,195	3,139	(61.9)	(58.5)	(2,076)	12,543	—	—
Tax expense or income from continuing operations	(612)	(1,092)	(44.0)	(41.6)	(5,632)	(4,427)	27.2	45.6
Profit from the period from continuing operations	583	2,047	(71.5)	(67.6)	(7,708)	8,116	—	—
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	583	2,047	(71.5)	(67.6)	(7,708)	8,116	—	—
Attributable profit to non-controlling interests	(306)	(297)	3.0	4.2	(1,063)	(1,601)	(33.6)	(25.5)
Attributable profit to the parent	277	1,750	(84.2)	(79.6)	(8,771)	6,515	—	—

EPS (euros) (1)	0.008	0.093	(91.3)		(0.538)	0.347	—
Diluted EPS (euros) (1)	0.008	0.093	(91.3)		(0.538)	0.346	—

Memorandum items:
Average total assets	1,517,201	1,541,134	(1.6)		1,537,552	1,508,167	1.9
Average stockholders' equity	82,080	82,009	0.1		89,459	98,457	(9.1)
(1). Data adjusted for the capital increase in December 2020.

January - December 2020	9

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Income statement
è Results performance compared to 2019
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, the exchange rate impact was -10 percentage points in revenue and -8 percentage points in costs.
▶ Revenue
Revenue totalled EUR 44,279 million in 2020, down 10%. If the FX impact is taken out, total income remained resilient, in line with last year, due to the strength that our geographical and business diversification provides. Net interest income and net fee income accounted for around 95% of total revenue. By line:
•Net interest income amounted to EUR 31,994 million, 9% less than in 2019. Stripping out the exchange rate impact, there was a slight increase (1%), due to the net effect of the increase in revenue from higher lending and deposit volumes and the lower cost of deposits, and the reduction in revenue from lower interest rates in many markets and regulatory impacts (mainly in Brazil and Poland).
On the one hand, Mexico and SCF rose 1% due to higher volumes, Chile grew due to higher volumes and better funding costs, and Argentina due to the placement of excess liquidity.
Also of note was the change in the UK's trend, turning positive after the sharp fall in the cost of deposits in the second half of the year. Slight growth in Spain and the US and Brazil remained broadly stable.

Net interest income
EUR million
constant euros

7,695
7,938
7,971
7,986
7,860
7,698
8,043
8,392
8,682
8,954
8,806
8,841
8,487
7,715
7,773
8,019
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

The only decreases were recorded in Portugal and Poland, due to lower interest rates.
•Net fee income fell 15% to EUR 10,015 million. Excluding the exchange rate impact, it was down 5% as this item was the most affected by the health crisis, reflecting lower customer transactionality. Our strategy remains focused on increasing our customer loyalty and growth in higher value-added services and products.
By business, of note was the 12% growth in Santander Corporate & Investment Banking (GDF and markets) while Wealth Management & Insurance (including fees ceded to the branch network) remained virtually unchanged. Overall, both businesses together accounted for 46% of the Group’s total (SCIB: 15%; WM&I: 31%).
By region, North America recorded no material change mainly affected by the US, as Mexico grew 5%. South America fell 2%, and Europe down 9%, with generalized declines in all markets (except Poland) due to lower activity, along with regulatory changes affecting net fee income in Santander Consumer Finance and the UK. On the other hand, "Other Europe", which includes the wholesale banking business in the region, increased net fee income by 41%.
•Gains on financial transactions, accounted for 5% of total income and stood at EUR 2,187 million, 43% higher than 2019 (+56% excluding the exchange rate effect) due to the favourable impact from foreign currency hedging, portfolio sales and market volatility management.

Net fee income
EUR million
constant euros

2,569
2,585
2,668
2,666
2,646
2,299
2,502
2,568
2,931
2,932
2,955
2,961
2,853
2,283
2,423
2,456
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

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Income statement
•Dividend income was EUR 391 million in 2020, 27% lower than in the same period of 2019 (-26% excluding exchange rate effect). This item was affected by the delay or cancellation of dividend payments by several companies.
•The results of entities accounted for using the equity method reflected the lower contribution from the entities associated to the Group.
•Other operating income recorded no material change (-EUR 212 million in 2020 and -EUR 221 million in 2019) as the higher results from insurance were somewhat offset by the greater contribution to the Single Resolution Fund (SRF) in the second quarter and to the Deposit Guarantee Fund (DGF) in the fourth.
▶ Costs
Operating costs amounted to EUR 21,130 million, 9% lower year-on-year. Excluding the exchange rate impact, costs fell 1%.
In real terms (excluding inflation) costs were down 5%, reflecting the successful management over the last three years, as well as the first impacts of additional savings measures adopted since the beginning of the crisis.
The efficiency ratio was 47.0%, in line with last year, which has enabled Santander to remain one of the most efficient global banks in the world.
The Group's objective is still to improve our operational capacity while also managing our costs more efficiently and with a strategy adapted to each region. Therefore, for a better comparison, the trends by region and market are as follows:

Total income
EUR million
constant euros

10,721
10,988
11,334
11,143
10,967
10,432
11,453
11,427
12,085
12,351
12,466
12,327
11,809
10,459
11,087
10,924
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

•In Europe, costs strongly reflect the synergies from the recent integrations and additional savings, decreasing 6%. Falls recorded across all markets: Spain (-10%), Poland (-6%) and Portugal (-5%) due to the optimization efforts, in the UK (-6%) due to the savings from our transformation programme, and in Santander Consumer Finance (-2%) driven by efficiency projects carried out in several countries and absorbing the perimeter effect.
The cost reduction plan greatly exceeded total savings expected for the year as a whole in the region.
•In North America, costs fell 2% in nominal terms, affected by inflation. In the US, they dropped 5% through disciplined expense management. Costs in Mexico increased 5%, driven by technology expenses and amortizations, and higher inflation (in real terms: +2%). The efficiency ratio in the region improved 75 bps to 42.1%.
•Finally, in South America, the increase in costs was greatly distorted by the very high inflation in Argentina. Excluding it, costs rose 1.5% in nominal terms (Brazil +1% and Chile was flat). Efficiency improved in all markets, 35.8% for the region as a whole (36.1% in 2019).
We believe that this management by region and the lessons learnt from the management of the pandemic will enable us to accelerate our transformation in the future and, consequently, further increase productivity while improving customer experience.
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,378 million (EUR 3,490 million in 2019). This line item includes charges for restructuring costs.

Operating expenses
EUR million
constant euros

5,226
5,306
5,345
5,508
5,262
5,102
5,218
5,547
5,758
5,829
5,722
5,971
5,589
5,118
5,079
5,344
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

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Income statement
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 12,382 million, up 32% year-on-year in euros and 49% in constant euros, mainly from additional provisions based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19, together with growth in volumes. Both impacts were seen across the board in all countries.
▶ Impairment on other assets (net)
Every year, usually during the last quarter, the Group evaluates whether an adjustment to the goodwill generated in the acquisition of the subsidiaries is necessary. The accounting rules require this analysis to be carried out earlier should any trigger events occur, which happened in the second quarter of this year, given that the global economic environment has been significantly affected by the covid-19 crisis.
Specifically, the trigger events for this exercise were as follows:
•Changes in the economic environment where a decrease of the GDP is expected in all countries this year and where recovery will take 2 or 3 years.
•A generalized reduction in interest rates, which is expected to last longer than expected before the crisis began.
•The increase of discount rates to reflect greater volatility and risk premiums.
This analysis resulted in an adjustment in the valuation of goodwill in the second quarter of 2020 of EUR 10,100 million (Santander UK: EUR 6,101 million; Santander US: EUR 2,330 million; Santander Bank Polska: EUR 1,192 million; Santander Consumer Nordics: 277 million and Other: 200 million). This adjustment does not affect cash generation and has no impact on the Group’s CET1 ratio or tangible net value per share (TNAV).

Net loan-loss provisions
EUR million
constant euros

3,641
3,109
2,669
2,755
2,312
2,191
1,896
1,866
3,919
3,108
2,435
2,573
2,535
2,611
2,172
2,141
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20

Consequently, the impairment of other assets (net) in 2020 amounted to EUR 10,416 million. In 2019, this line was EUR 1,623 million.
▶ Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 114 million in 2020, compared to EUR 1,291 million in the same period of 2019, when capital gains from the sale of 51% of our stake in Prisma Medios de Pago S.A., and the revaluation of the remaining stake (49%) and capital gains from the agreement with Crédit Agricole S.A. for the integration of the custody businesses were recorded.
▶ Negative goodwill recognized in results
This item recorded EUR 8 million in 2020.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 171 million in 2020, compared to -EUR 232 million in 2019.
▶ Profit before tax
Profit before tax was -EUR 2,076 million, affected by the adjustment in the valuation of goodwill, compared to EUR 12,543 million posted in 2019.
▶ Income tax
As with goodwill, and due to the impact that the crisis arising from covid-19 may have on the current and future performance of our businesses, an adjustment of EUR 2,500 million was made to the deferred tax assets of the Spanish consolidated fiscal group in the second quarter of 2020. As a result, the total corporate income tax was EUR 5,632 million (EUR 4,427 million in 2019).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 1,063 million, down 34% year-on-year (-26% excluding the exchange rate impact), due to lower profit obtained by Group companies, on top of the share buyback in Mexico last year and the increased stake in SC USA.
▶ Attributable profit to the parent
Profit attributable to the parent amounted to -EUR 8,771 million in 2020, compared with EUR 6,515 million in 2019. RoTE stood at 1.95%, RoRWA of -1.33% and earnings per share stood at -EUR 0.538.

12	January - December 2020

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Income statement
▶ Underlying attributable profit to the parent
Attributable profit to the parent recorded in the year was affected, in 2020 and 2019, by results that are outside the ordinary course of our business and distort the year-on-year comparison, and are detailed below:
•In 2020, this result totalled -EUR 13,852 million, as follows: valuation adjustment of goodwill ascribed to various Group units of -EUR 10,100 million in the second quarter, with the previously detailed breakdown in Impairment on other assets (net), the valuation adjustment to deferred tax assets of the Spanish consolidated fiscal group with an impact of -EUR 2,500 million, restructuring costs of -EUR 1,114 million and others (loss on a non-performing portfolio sale in Spain, cancellation of pension obligations, etc.) for a net charge of -EUR 138 million.
•In 2019, the net result of net capital gains and provisions and restructuring costs incurred, led to a total amount of -EUR 1,737 million.
For further information see the 'Alternative Performance Measures' section of this report.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 5,081 million in 2020 and EUR 8,252 million in 2019, 38% lower year-on-year (-29% excluding the FX impact).
This performance was strongly conditioned by the rise in provisions, which amounted to EUR 12,173 million, up 31% compared to 2019. Excluding the exchange rate impact, growth was 47%, mainly from additional provisions based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19, together with growth in volumes. Both impacts were seen across the board in all countries.
The Group’s cost of credit stood at 1.28%, in line with the expectations announced in the third quarter.
Before the recording of loan-loss provisions, Grupo Santander's underlying net operating income (total income less operating expenses) was EUR 23,633 million, a 10% decrease year-on-year, though this becomes a 2% increase excluding the FX impact, with the following performance of the latter by line and region:
By line:
•Total income remained unchanged driven by higher gains on financial transactions and the slight increase in net interest income (+1%) which offset the fall in net fee income and other operating income (lower dividends, lower results of entities accounted for by the equity method and greater contribution to the SRF and DGF).
•Costs were 2% lower, with broad-based declines across Europe and the US, and remained broadly stable in Brazil and Chile.
By region:
•In Europe, operating income decreased 5% with falls in most markets (except SCF and "Other Europe", mainly SCIB).
•In North America, net operating income was 1% higher versus 2019. By country, the US increased 1% and Mexico 2%.
•In South America, 5% growth with rises of 3% in Brazil, 4% in Chile and 37% in Argentina.
In 2020, the Group’s underlying RoTE was 7.44%, underlying RoRWA was 1.06% and underlying earnings per share EUR 0.262 (11.79%, 1.61% and EUR 0.449, respectively in 2019).

Summarized underlying income statement
EUR million			Change				Change
	Q4'20	Q3'20%		% excl. FX	2020	2019	%	% excl. FX
Net interest income	8,019	7,773	3.2	4.3	31,994	35,283	(9.3)	1.3
Net fee income	2,456	2,423	1.4	2.6	10,015	11,779	(15.0)	(4.5)
Gains (losses) on financial transactions (1)	462	652	(29.1)	(27.7)	2,187	1,531	42.8	55.9
Other operating income	58	239	(75.7)	(77.2)	404	901	(55.2)	(58.4)
Total income	10,995	11,087	(0.8)	0.4	44,600	49,494	(9.9)	0.3
Administrative expenses and amortizations	(5,241)	(5,073)	3.3	4.4	(20,967)	(23,280)	(9.9)	(2.0)
Net operating income	5,754	6,014	(4.3)	(3.0)	23,633	26,214	(9.8)	2.5
Net loan-loss provisions	(2,611)	(2,535)	3.0	3.2	(12,173)	(9,321)	30.6	47.3
Other gains (losses) and provisions	(485)	(304)	59.5	60.2	(1,786)	(1,964)	(9.1)	1.8
Profit before tax	2,658	3,175	(16.3)	(14.1)	9,674	14,929	(35.2)	(25.8)
Tax on profit	(920)	(1,128)	(18.4)	(16.2)	(3,516)	(5,103)	(31.1)	(20.6)
Profit from continuing operations	1,738	2,047	(15.1)	(13.0)	6,158	9,826	(37.3)	(28.6)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,738	2,047	(15.1)	(13.0)	6,158	9,826	(37.3)	(28.6)
Non-controlling interests	(315)	(297)	6.1	7.0	(1,077)	(1,574)	(31.6)	(23.8)
Net capital gains and provisions	(1,146)	—	—	—	(13,852)	(1,737)	697.5	608.2
Attributable profit to the parent	277	1,750	(84.2)	(79.6)	(8,771)	6,515	—	—
Underlying attributable profit to the parent (2)	1,423	1,750	(18.7)	(16.3)	5,081	8,252	(38.4)	(29.5)
(1) Includes exchange differences. (2) Excludes net capital gains and provisions.

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Income statement

è Results performance compared to the previous quarter
In the fourth quarter, attributable profit to the parent amounted to EUR 277 million, after recording a negative impact of -EUR 1,146 million, primarily from restructuring costs, in the net capital gains and provisions line.
Stripping them out, attributable profit to the parent amounted to EUR 1,423 million, 19% lower in the quarter (+16% excluding the FX effect), dampened by the contribution to the DGF in Spain and the Bank Levy in the UK. Excluding them, underlying attributable profit to the parent was 4% lower (-2% excluding the exchange rate impact). By line in constant euros:

•Total income remained virtually unchanged, as 4% growth in customer revenue (net interest income: +4%; net fee income: +3%) could absorb lower gains on financial transactions and the contribution to the DGF in Spain. Excluding the latter, total income increased 2%.
•Costs were up 4%, mainly driven by Argentina, due to higher inflation, Brazil, affected by the adjustment of collective labour agreements, and in the US and Mexico due to progress made in several projects and higher technology expenses.
•Loan-loss provisions rose 3% driven by various countries in Europe, as North America remained broadly stable and South America decreased.

Net operating income
EUR million
constant euros

Underlying attributable profit to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

14	January - December 2020

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Dec-20	Dec-19	Absolute	%	Dec-18
Cash, cash balances at central banks and other demand deposits	153,839	101,067	52,772	52.2	113,663
Financial assets held for trading	114,945	108,230	6,715	6.2	92,879
Debt securities	37,894	32,041	5,853	18.3	27,800
Equity instruments	9,615	12,437	(2,822)	(22.7)	8,938
Loans and advances to customers	296	355	(59)	(16.6)	202
Loans and advances to central banks and credit institutions	3	—	3	—	—
Derivatives	67,137	63,397	3,740	5.9	55,939
Financial assets designated at fair value through profit or loss	53,203	66,980	(13,777)	(20.6)	68,190
Loans and advances to customers	24,673	31,147	(6,474)	(20.8)	23,796
Loans and advances to central banks and credit institutions	21,617	28,122	(6,505)	(23.1)	32,325
Other (debt securities an equity instruments)	6,913	7,711	(798)	(10.3)	12,069
Financial assets at fair value through other comprehensive income	120,953	125,708	(4,755)	(3.8)	121,091
Debt securities	108,903	118,405	(9,502)	(8.0)	116,819
Equity instruments	2,783	2,863	(80)	(2.8)	2,671
Loans and advances to customers	9,267	4,440	4,827	108.7	1,601
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortized cost	958,378	995,482	(37,104)	(3.7)	946,099
Debt securities	26,078	29,789	(3,711)	(12.5)	37,696
Loans and advances to customers	881,963	906,276	(24,313)	(2.7)	857,322
Loans and advances to central banks and credit institutions	50,337	59,417	(9,080)	(15.3)	51,081
Investments in subsidiaries, joint ventures and associates	7,622	8,772	(1,150)	(13.1)	7,588
Tangible assets	32,735	35,235	(2,500)	(7.1)	26,157
Intangible assets	15,908	27,687	(11,779)	(42.5)	28,560
Goodwill	12,471	24,246	(11,775)	(48.6)	25,466
Other intangible assets	3,437	3,441	(4)	(0.1)	3,094
Other assets	50,667	53,534	(2,867)	(5.4)	55,044
Total assets	1,508,250	1,522,695	(14,445)	(0.9)	1,459,271

Liabilities and shareholders' equity
Financial liabilities held for trading	81,167	77,139	4,028	5.2	70,343
Customer deposits	—	—	—	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	—	—	—	—
Derivatives	64,469	63,016	1,453	2.3	55,341
Other	16,698	14,123	2,575	18.2	15,002
Financial liabilities designated at fair value through profit or loss	48,038	60,995	(12,957)	(21.2)	68,058
Customer deposits	34,343	34,917	(574)	(1.6)	39,597
Debt securities issued	4,440	3,758	682	18.1	2,305
Deposits by central banks and credit institutions	9,255	22,194	(12,939)	(58.3)	25,707
Other	—	126	(126)	(100.0)	449
Financial liabilities measured at amortized cost	1,248,188	1,230,745	17,443	1.4	1,171,630
Customer deposits	814,967	789,448	25,519	3.2	740,899
Debt securities issued	230,829	258,219	(27,390)	(10.6)	244,314
Deposits by central banks and credit institutions	175,424	152,969	22,455	14.7	162,202
Other	26,968	30,109	(3,141)	(10.4)	24,215
Liabilities under insurance contracts	910	739	171	23.1	765
Provisions	10,852	13,987	(3,135)	(22.4)	13,225
Other liabilities	27,773	28,431	(658)	(2.3)	27,889
Total liabilities	1,416,928	1,412,036	4,892	0.3	1,351,910
Shareholders' equity	114,620	124,239	(9,619)	(7.7)	120,597
Capital stock	8,670	8,309	361	4.3	8,118
Reserves	114,721	111,077	3,644	3.3	106,906
Attributable profit to the Group	(8,771)	6,515	(15,286)	—	7,810
Less: dividends	—	(1,662)	1,662	(100.0)	(2,237)
Other comprehensive income	(33,144)	(24,168)	(8,976)	37.1	(24,125)
Minority interests	9,846	10,588	(742)	(7.0)	10,889
Total equity	91,322	110,659	(19,337)	(17.5)	107,361
Total liabilities and equity	1,508,250	1,522,695	(14,445)	(0.9)	1,459,271

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Balance sheet
GRUPO SANTANDER BALANCE SHEET
•Strong negative exchange rate impact on a year-on-year basis, both in loans (-7 pp) and customer funds (-8 pp).
•Excluding this impact, the following movements were recorded in the quarter:
–Gross loans and advances to customers excluding reverse repos up 1%.
–Customer funds rose 2%, with 1% growth in deposits excluding repos and a 5% rise in mutual funds.
•Compared to December 2019:
–Gross loans and advances to customers excluding reverse repos rose 5% year-on-year in constant euros with eight of the ten core markets growing, with the others remaining unchanged.
–Customer funds (excluding repos) increased 9% in constant euros, driven by demand deposits, which rose 14%. Growth in our ten core markets.

è Loans and advances to customers
Gross loans and advances to customers stood at EUR 916,199 million in December 2020. The Group uses gross loans and advances to customers excluding reverse repos for the purpose of analyzing traditional commercial banking loans.
In the fourth quarter, gross loans and advances to customers excluding reverse repos rose 2%. Without the exchange rate impact, they increased EUR 9.000 milllion (+1%), with the following performance by region:
•In Europe, growth was 1%. Increases were recorded in SCF, the UK, Portugal and "Other Europe", where the majority of the wholesale banking business is included.
•No material change was recorded in North America, as growth in the US was offset by the falls in Mexico, as corporate loans began to normalize following the uptick at the beginning of the pandemic.
•South America increased 1%. Rises in Brazil, Argentina and Uruguay matched the decrease in Chile.

Compared to December 2019, gross loans and advances to customers excluding reverse repos fell 2%. Excluding the exchange rate impact, 5% growth, with the following detail by region:
•In Europe, 4% growth with all markets increasing. Portugal rose 8%, notably SMEs and mortgages, the UK 3%, driven by strong residential mortgage activity and the government programmes for corporate customers. Spain grew 5% strongly backed by ICO programmes though negatively impacted by a mortgage portfolio sale in the third quarter. SCF was virtually stable, with rises in the Nordics, Germany and France, which absorbed falls in other markets. Poland was up 1% and "Other Europe" increased 17%, mainly SCIB.
•In North America growth was 2%. The US grew 3% driven by auto, corporate and SCIB loans and affected by the sale of Puerto Rico in the third quarter, and Mexico remained flat (of note were mortgages).
•Growth in South America was 15%, with Argentina growing 35% driven by SMEs and cards, Brazil +19% with positive performance in all segments and Chile +6% driven by corporates and large corporates. Uruguay rose 12%.
Gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and corporates (25%) and SCIB (13%).

Gross loans and advances to customers (excl. reverse repos)	Gross loans and advances to customers (excl. reverse repos)
EUR billion	% operating areas. December 2020

919
909
909
890
904
-2% *
Dec-20 / Dec-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

Brazil: 7%
Chile: 5%
Argentina: 1%
Other South Am.: 1%
Mexico: 3%
US: 10%
Other Europe: 5%
Poland: 3%
Portugal: 4%
UK: 27%
SCF: 12%
Spain: 22%

(*) In constant EUR: +5%

16	January - December 2020

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 849,310 million. The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analyzing traditional retail banking funds.
•In the fourth quarter, customer funds increased 2%. Excluding exchange rate impacts, growth was also 2%:
–By product: customer deposits excluding repos rose 1% (demand deposits: +3%, time deposits: -6%) whilst mutual funds increased 5%.
–By region: overall growth in Europe (+2%) except Portugal, which remained stable, and 1% growth in North America, both in the US and Mexico. Balances in South America were up 2%, driven by Brazil, Chile and Argentina.
•Compared to December 2019, customer funds were up 1%. Excluding the exchange rate impact, increase of 9%, as follows:
–By product, deposits excluding repos rose 10%. Demand deposits (+14%) increased in our ten core markets and time deposits fell 4% as the decreases in the US, Chile and all European markets offset growth recorded in Mexico, Brazil, Argentina and Uruguay. Mutual funds rose 3%, conditioned by market volatility in the first quarter of 2020 and part of the second quarter.
–By market, customer funds rose in all of them. Rises in all countries in the Americas with growth rates over 10% (the US: +16%; Mexico: +14%; Brazil: +16%; Chile +11%; Argentina: +67% y Uruguay: +28%). In Europe (+6%), growth ranged between +1% in SCF and +10% in Poland.
With this performance, the weight of demand deposits as a percentage of total customer funds rose 5 pp in the last 12 months to 66%, which resulted in a better cost of deposits.

In addition to capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In 2020, the Group issued:
•Medium- and long-term covered bonds placed in the market of EUR 6,459 million and senior debt amounting to EUR 9,976 million.
•There were EUR 16,919 million of securitizations placed in the market and maturities were extended by EUR 2,029 billion.
•In order to strengthen the Group’s situation, issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 13,973 million, (senior non-preferred: EUR 9,809 million, preferred: EUR 1,500 million, subordinated debt: EUR 2,664 million), including a EUR 1 billion senior non-preferred green bond issuance.
•Maturities of medium- and long-term debt of EUR 32,792 million.
The net loan-to-deposit ratio was 108% (114% in December 2019). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 116%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
In 2020, the main rating agencies reviewed their ratings and outlook for Spain's sovereign debt, the banking system and Banco Santander S.A.'s debt. For Banco Santander S.A., Fitch (long-term senior non-preferred debt at A- and short-term at F2), Moody's (A2 for long term debt and P-1 for short-term), S&P (A for long term debt and A-1 for short term) and DBRS (A for long term debt and R-1 for short term) confirmed their ratings. Fitch and S&P changed the outlook from stable to negative due to the economic consequences that the covid-19 crisis could have on the ratings in the long term. Moody's and DBRS, on the other hand, maintained their outlook.

Customer funds	Customer funds
EUR billion	% operating areas. December 2020

966
923
958
957
980
180
148
152
155
165
785
775
806
802
815
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
+1%*
-9%
+4%
Total
Mutual funds
Deposits excl. repos
Dec-20 / Dec-19

Brazil: 10%
Chile: 4%
Argentina: 1%
Other South Am.: 1%
SGP: 1%
Mexico: 4%
US: 8%
Other Europe: 3%
Poland: 4%
Portugal: 4%
UK: 23%
SCF: 4%
Spain: 33%

(*) In constant EUR: +9%

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Solvency ratios
SOLVENCY RATIOS
•The phased-in CET1 ratio ended the year above our 11%-12% target range at 12.34%.
•Growth was 36 bps in the quarter (including 23 bps of organic generation) and 69 bps in the year (including 104 bps of organic generation).
•Tangible equity per share stood at EUR 3.79, virtually in line with September, impacted by restructuring charges. Excluding these, it increased slightly.
•The phased-in ratio stood at 5.3% and the fully-loaded at 5.1%.

At the end of the quarter, the total phased-in capital ratio stood at 16.18% and the CET1 ratio (phased-in) at 12.34%. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.85% for the CET1 ratio). This results in a CET1 management buffer of 349 bps, compared to the pre-covid-19 buffer of 189 bps.
In the quarter, the CET1 ratio increased by 36 bps, including 23 bps of organic generation due to underlying profit and management of risk weighted assets. Additionally, positive impacts of 40 bps from markets, the implementation of new software regulations and the partial release of the previous accrual for dividend payments. On the other hand, we recorded a negative impact from restructuring costs and others of 27 bps.
In the year, it increased 69 bps. Of note was the strong underlying capital generation of 104 bps, partially offset by the impact of restructuring costs, corporate transactions and market performance. It also includes 9 bps related to an accrual for 2020 dividend payments, based on the limit established by recommendation 2020/63 of the ECB on 15 December 2020, which allows a maximum payment of EUR 0.0275 per share.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 ratio was 45 bps, leading to a fully-loaded CET1 ratio of 11.89%.

Eligible capital. December 2020			Phased-in capital ratio*
EUR million			%
	Phased-in*	Fully-loaded
CET1	69,399	66,784
Basic capital	78,501	75,510
Eligible capital	91,015	88,369
Risk-weighted assets	562,580	561,850

CET1 capital ratio	12.34	11.89
T1 capital ratio	13.95	13.44
Total capital ratio	16.18	15.73

Phased-in CET1 ratio performance*
%

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Risk management
RISK MANAGEMENT
•The protection of all our stakeholders in the current circumstances remained Santander’s risk management's top priority. We continued to provide support to its customers, ensuring we continue serving them under the highest quality standards.
•The NPL ratio stood at 3.21% at the end of December, below 2019 (-11 bps year-on-year) explained by our customer support measures. Cost of credit closed the year at 1.28%, in accordance with our previously disclosed expectations, and the NPL coverage stood at 76%, an 8 pp increase compared to 2019.
•Our market risk exposure maintained its low profile, with stable VaR levels amid lower market uncertainty following progress on covid-19 vaccination programmes.
•The operational risk profile remained stable in the fourth quarter with similar distribution of losses by category after fully adapting the operating guidelines to the new environment across all our markets.

▶ Covid-19 risk management
The protection of our employees, customers and shareholders’ health and the mitigation of economic and financial impacts driven by the current crisis have been our main priorities since the covid-19 outbreak.
Throughout the year, the Group provided support measures to over 6 million customers across all our markets by:
•Providing liquidity and credit facilities for individuals and businesses via government programmes, which amounted to EUR 38 billion, 4% of the loan portfolio.
•Granting EUR 112 billion in moratoria measures. Circa 63% of this amount are residential mortgages, mainly in the UK, where the portfolio has a low average LTV (<50%). Consumer moratoria are mostly auto loans (18%, EUR 20 billion). The pace of origination of new payment deferrals granted slowed down in the second half of the year.
•79% of total moratoria (EUR 89 billion) have already expired, with only 3% classified in stage 3.
The outstanding moratoria totalled EUR 23 billion, of which 64% are residential mortgages, mainly in Europe, and 10% are consumer loans. In SMEs and corporates, moratoria are complemented with liquidity facilities under government guarantees.

Credit Risk
EUR million
	Dec-20	Dec-19	Chg (%)	Dec-18
Non-performing loans	31,767	33,799	(6.0)	35,692
NPL ratio (%)	3.21	3.32		3.73
Loan-loss allowances	24,272	22,965	5.7	24,061
For impaired assets	13,780	14,093	(2.2)	15,148
For other assets	10,492	8,872	18.3	8,913
Coverage ratio (%)	76	68		67
Cost of credit (%)	1.28	1.00		1.00
▶ Credit risk management
The Group’s NPL ratio in the last quarter amounted to 3.21% (+6 bps in the quarter), although current levels are still below 2019 (-11 bps year-on-year) explained by our customer support programmes.
Non-performing loans amounted to EUR 31,767 million as of end-December, a 2% increase compared to the previous quarter, in constant euros.
Loan-loss provisions recorded in the fourth quarter amounted to EUR 2,611 million, in line with the previous quarter. Year-to-date provisions amounted to EUR 12,173 million, a 47% increase year-on-year in constant euros, mainly explained by:
•Additional provisions reflecting the IFRS 9 forward-looking view, based on a long-term approach, taken into account by regulatory and supervisory recommendations towards potential macroeconomic scenarios in the covid-19 environment.
•Collective and individual assessment to reflect expected credit losses for assets where credit risk is deemed to have increased. In particular, the Group is continuously monitoring the sectors that have been most affected by the financial impacts of the pandemic, including those related to leisure and tourism, the automotive industry and the oil & gas sector.

NPL and coverage ratios. Total Group
%

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Risk management

•As regards to these vulnerable sectors, Santander has a well-diversified portfolio in terms of footprint, which is a mitigating factor even under these circumstances due to the different evolution of the pandemic in those markets where we are present. In addition, these sectors have been supported by government and central bank measures in the most affected countries.
•Year-to-date loan growth stimulated by economic support programmes and incipient credit demand in some of our markets, like Brazil, during the last quarters.
Consequently the Group's cost of credit amounted to 1.28% in accordance with our previous disclosures.
Total loan-loss reserves in the fourth quarter stood at EUR 24,272 million, with a non-performing loan coverage ratio of 76%, as a consequence of the previously explained higher provisions.
It is worth mentioning that a significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.

Key metrics geographic performance. December 2020
%		Change (bps)
	NPL ratio	QoQ	YoY	Coverage ratio
EUROPE	3.15	2	(10)	57.3
Spain	6.23	25	(71)	47.1
Santander Consumer Financie	2.36	(14)	6	111.0
United Kingdom	1.21	(9)	20	47.9
Portugal	3.89	(36)	(94)	66.5
Poland	4.74	16	43	70.7
NORTH AMERICA	2.23	27	3	182.5
USA	2.04	19	(16)	210.4
Mexico	2.81	48	62	120.8
SOUTH AMERICA	4.39	(1)	(47)	97.4
Brazil	4.59	(5)	(73)	113.2
Chile	4.79	3	15	61.4
Argentina	2.11	(77)	(128)	275.1
GROUP	3.21	6	(11)	76.4

Loan-loss provisions. Geographic distribution
EUR million	Q1'20	Q2'20	Q3'20	Q4'20	2020
EUROPE	1,335	877	956	1,131	4,299
Spain	628	313	449	611	2,001
Santander Consumer Finance	317	184	211	186	899
United Kingdom	191	239	189	114	733
Portugal	80	24	47	42	193
Poland	95	89	65	81	330
Other	23	29	(5)	97	143
NORTH AMERICA	1,246	1,123	775	773	3,916
USA	972	832	572	561	2,937
Mexico	273	291	203	212	979
SOUTH AMERICA	1,325	1,110	787	702	3,923
Brazil	1,066	843	569	540	3,018
Chile	163	183	154	94	594
Argentina	75	57	46	48	226
Other	20	26	18	20	86
SANTANDER GLOBAL PLATFORM	0	1	1	1	3
CORPORATE CENTRE	3	8	16	4	31
GROUP	3,909	3,118	2,535	2,611	12,173

Non-performing loans by quarter
EUR million
	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	Q3'20	Q4'20
Balance at beginning of period	35,692	35,590	34,421	34,326	33,799	32,743	32,782	30,894
Net additions	2,147	2,511	3,190	2,696	2,543	2,805	1,595	3,334
Increase in scope of consolidation	—	—	—	—	—	—	(44)	—
Exchange rate differences and other	479	(162)	(110)	(51)	(964)	(353)	(1,673)	(345)
Write-offs	(2,728)	(3,518)	(3,175)	(3,172)	(2,635)	(2,413)	(1,766)	(2,116)
Balance at period-end	35,590	34,421	34,326	33,799	32,743	32,782	30,894	31,767

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Risk management

As mentioned in the previous quarter, regarding the classification of exposures subject to moratoria, the Group takes into account the indications provided by the European Banking Authority (EBA). These moratoria are not considered to be automatic indicators for identifying these contractual modifications as forbearance measures, nor for classifying them in stage 2.
Nevertheless, this does not exempt from a rigorous application of IFRS 9 when monitoring our customers' credit quality through the use of individual or collective assessment techniques, and the timely detection of significant increases in credit risk in certain individual or groups of transactions.
As such, the increase observed since the first quarter of the year in stage 2 assets amounts to around EUR 16 billion, mostly driven by the macroeconomic deterioration caused by the pandemic.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Dec-20	Sep-20	Dec-19	Dec-20	Sep-20	Dec-19
Stage 1	864	862	898	0.5%	0.6%	0.5%
Stage 2	69	60	53	8.5%	8.8%	8.7%
Stage 3	32	31	34	43.4%	43.3%	41.7%
(1) Exposure subject to impairment. Additionally, in December 2020 there are EUR 25 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 29 billion in September 2020 and EUR 31 billion in December 2019).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

▶ Market risk
The global banking trading activity risk is mainly interest rate driven, focused on servicing our customers' needs and measured in daily VaR terms at 99%. In the fourth quarter, VaR fluctuated around an average value of EUR 8.7 million, very stable, amid lower market uncertainty following progress achieved on covid-19 vaccination programmes, closing Q4’20 at EUR 8.3 million.

These figures remain low compared to the size of the Group’s balance sheet and activity.
It should be also mentioned that there are other positions classified for accounting purposes as trading (total VaR of EUR 9.1 million at the end of December 2020).

Trading portfolios[1]. VaR performance
EUR million
(1) Corporate & Investment Banking performance in financial markets.

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Risk management

Trading portfolios (1). VaR by geographic region
EUR million
	2020		2019
Fourth quarter	Average	Latest	Average

Total	8.7	8.3	10.7
Europe	7.7	8.0	7.3
North America	5.0	2.9	4.1
South America	3.6	4.5	7.9
(1) Activity in Santander Corporate & Investment Banking markets.

▶ Structural and liquidity risk
•With regards to structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% in order to protect it from foreign currency movements.
•In structural interest rate risk, despite covid-19 resurgence still being a concern and continued support from central banks and governments, optimism regarding vaccination programmes prevailed, reducing global uncertainty. No material issues were detected at the end of the year and it remained at comfortable levels.
•In liquidity risk during the fourth quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

Trading portfolios (1). VaR by market factor
EUR million
Fourth quarter	Min.	Avg.	Max.	Last
VaR total	6.5	8.7	14.3	8.3
Diversification effect	(8.7)	(11.6)	(14.7)	(11.8)
Interest rate VaR	4.7	6.3	8.7	5.4
Equity VaR	2.3	3.2	4.8	3.1
FX VaR	3.1	5.0	9.4	6.0
Credit spreads VaR	3.2	4.4	6.3	4.5
Commodities VaR	0.9	1.5	2.5	1.1
(1) Activity in Corporate & Investment Banking markets.
NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

▶ Operational risk
•Overall, our operational risk profile continued to be stable during the fourth quarter of 2020, as the Group´s subsidiaries have fully adapted their operating guidelines to the new environment. The following aspects were still closely managed during this period:
–Third party risk exposure, as critical providers are being closely watched with focus on business continuity capabilities and compliance with service level agreements.
–Fraud and cyber risk threats across the financial industry, and reinforcement of the control environment (i.e. patching, browsing control, data protection controls, etc.), as well as heightening monitoring as a preventive measure.
–People risk, following the return to offices and/or work from home situation. Measures have been implemented throughout the Group to ensure a suitable and safe work environment for all employees.
–IT performance and support, in order to continue ensuring availability and adequate performance of our services, especially in online banking and call centres.
–Transaction processing related to the volume of new loans and multiple changes in existing portfolios derived from government aid programmes and internal policies.
•As the situation continues to evolve, we are also monitoring the changes in the environment as well as the transition to digital banking in order to identify risk exposures and anticipate actions in order to reduce their impact.
•In terms of the fourth quarter performance, levels of losses in relative terms by Basel categories were lower year-on-year, and are similar to the previous quarter. There have been no major events related to the pandemic.

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General background
GENERAL BACKGROUND
Santander ran its business in 2020 in an extraordinarily complex environment conditioned by the pandemic and the measures implemented to mitigate its economic impacts. The crisis has been global, severe and abrupt, and has generated enormous uncertainty given the impossibility of predicting its scope and duration. Most of the economies in which the bank operates responded with tough policies and notable coordination between their fiscal, financial and monetary counterparts to limit permanent damage from lockdown measures. Improvements in treatment, more targeted responses to outbreaks and the announcement of effective vaccines contained the situation towards the end of the year and led to better expectations that were reflected in the financial markets' performance.

Country	GDP Change[1]	Economic performance
Eurozone	-6.8%
The contraction in economic activity resulted in a strong economic policy response. The ECB eased funding conditions through expansionary measures, complemented with temporary regulatory and supervisory measures to boost lending. The EU supported countries in expanding their fiscal policy while creating various funds to provide liquidity.

Spain	-10.8%
Economic recession in 2020 was more severe than the euro area average due to the greater exposure to tourism and the relatively stronger impact of the first wave of the pandemic. The unemployment rate rose to 16.3% in Q3'20. Inflation was negative, reflecting the contraction in demand and lower energy prices.

United Kingdom	-11.5%
The economy was heavily impacted by the pandemic, which for some time overshadowed post-Brexit relationships with the EU. The service sector was the most affected. Inflation was low (0.6% in December) and the unemployment rate (4.8% in September) remained under control thanks to government employment protection schemes. The official interest rate has been 0.1% since March.

Portugal	-8.1%
The service sector was the most affected by the covid-19 crisis, which had a direct impact on tourism. The unemployment rate (7.8% in Q3'20) will continue to rise. There was no inflation, with a -0.2% rate in December. The fiscal deficit was 4.3% of GDP through October.

Poland	-2.9%
The economic recession was less severe than in other surrounding countries supported by better private consumption and external demand. The unemployment rate rose to 3.4% in Q3'20, although inflation remained stubbornly high (2.4% in December). The official interest rate has stood at 0.1% since May.

United States	-3.5%
Fiscal packages and softer restriction measures in general allowed the economy to shrink less than in other regions. After peaking at 14.7%, recovery enabled the jobless rate to fall to 6.7% in December. The shock exerted downward pressure on inflation. After cutting rates to 0-0.25%, the Fed adopted a wide range of facilities to stabilize markets and encourage lending.

Mexico	-9.2%
The economy's sharp slump was induced by the pandemic and the resulting restrictive measures. The incipient recovery began in Q3'20 and was led by manufacturing and exports, while domestic demand remained weak. After a temporary rebound, inflation moderated at year-end (3.2%). The central bank lowered the official rate to 4.25% (vs. 7.25% at the end of 2019).

Brazil	-4.1%
The fall in economic activity arising from the pandemic was more moderate than in other countries in the region because fiscal support measures mitigated the fall in Q2 and accelerated recovery in Q3. Inflation rebounded at the end of the year (4.5% in December) while underlying inflation remained low (2.8%). The central bank cut the official rate by 250 bps to a record low of 2.0%.

Chile	-6.0%
The duration of lockdown measures and the cessation of activity lasted longer than in other countries, resulting in a late recovery. The positive contribution of external demand, and measures to boost liquidity and further fiscal stimulus led to greater dynamism in recent months. Inflation ended the year at 3% and the central bank cut interest rates by 125 bps in the year to 0.5%.

Argentina	-10.4%
Argentina successfully restructured its foreign debt (99% acceptance), extending maturities and reducing the interest burden. GDP contracted for the third consecutive year and inflation, after slowing in mid-2020, rebounded at year-end to monthly rates greater than 3.5%.

(1) Estimated year-on-year change 2020

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DESCRIPTION OF SEGMENTS
The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Group’s other public documents.
The Group's executive committee has been selected to be its chief operating decision maker. The Group’s operating segments reflect the organizational and managerial structures. The Group's executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.
The segments are differentiated by the geographic area in which profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.
The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
In 2020, the Group maintained the general criteria applied in 2019, as well as the business segments with the following exceptions, which only affect the secondary segments:

1. Following the creation of the reporting segment Santander Global Platform in 2019, which comprises our global digital services under a single unit, and its incorporation in both primary and secondary segments, in 2020 for better monitoring of its evolution and contribution to the Group's results, at the secondary segment level in addition to the results generated by the platforms, 50% of the results generated by countries in products linked to these platforms are considered. These results were previously included in Retail Banking.
2. Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
These changes in the secondary segments have no impact on the primary segments and do not affect the Group’s figures.
To allow better comparability of the secondary segments, 2019 data has been provided on a new basis.
After these changes, the operating business areas are structured in two levels:
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized unit Banco Santander International and the New York branch. The sale of Banco Santander Puerto Rico was completed in September 2020, which was previously included in the US.
South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Santander Global Platform: which comprises our global digital services under a single unit, includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

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Secondary segments
At this secondary level, the Group is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance and 50% of the countries’ results generated by digital services, which are included in Santander Global Platform. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
Santander Global Platform: which comprises our global digital services under a single unit (breakdown in the primary segment definition), as well as 50% of the results generated by these services in the commercial network.
In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

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January-December 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	14,046	4,737	19,693	9,379	4,167	2,656
Spain	3,957	2,314	6,782	3,175	715	517
Santander Consumer Finance	3,832	750	4,685	2,703	1,869	1,085
United Kingdom	3,808	506	4,339	1,697	697	530
Portugal	787	388	1,296	706	483	338
Poland	1,037	452	1,524	895	370	162
Other	626	328	1,067	203	32	24
NORTH AMERICA	8,469	1,661	11,011	6,379	2,332	1,492
US	5,645	889	7,360	4,281	1,250	731
Mexico	2,825	772	3,651	2,098	1,082	762
SOUTH AMERICA	10,723	3,566	14,845	9,533	5,291	2,927
Brazil	7,625	2,824	10,866	7,325	4,045	2,113
Chile	1,787	335	2,263	1,363	785	432
Argentina	912	273	1,128	496	200	179
Other	398	134	588	349	262	203
SANTANDER GLOBAL PLATFORM	129	81	192	(190)	(204)	(150)
CORPORATE CENTRE	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

Secondary segments
RETAIL BANKING	29,544	6,850	37,215	20,368	7,531	4,196
CORPORATE & INVESTMENT BANKING	2,953	1,550	5,397	3,328	2,726	1,823
WEALTH MANAGEMENT & INSURANCE	454	1,194	2,135	1,229	1,199	868
SANTANDER GLOBAL PLATFORM	416	449	994	178	130	39
CORPORATE CENTRE	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

Underlying attributable profit geographic distribution*	Underlying attributable profit 2020. Core markets
January - December 2020	EUR million. % change YoY in constant euros

(*) As a % of operating areas. Excluding Corporate Centre and Santander Global Platform.

26	January - December 2020

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January-December 2019
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	14,201	5,260	21,001	9,957	7,350	4,878
Spain	3,919	2,481	7,506	3,485	2,174	1,585
Santander Consumer Finance	3,848	823	4,710	2,672	2,215	1,314
United Kingdom	3,788	866	4,727	1,892	1,455	1,077
Portugal	856	390	1,375	751	750	525
Poland	1,171	467	1,717	1,024	681	349
Other	620	234	966	133	76	28
NORTH AMERICA	8,926	1,776	11,604	6,636	2,776	1,667
US	5,769	947	7,605	4,309	1,317	717
Mexico	3,157	829	3,998	2,327	1,459	950
SOUTH AMERICA	13,316	4,787	18,425	11,769	7,232	3,924
Brazil	10,072	3,798	13,951	9,345	5,606	2,939
Chile	1,867	404	2,539	1,508	1,129	630
Argentina	940	446	1,316	554	217	144
Other	437	138	619	362	280	212
SANTANDER GLOBAL PLATFORM	92	6	81	(159)	(166)	(120)
CORPORATE CENTRE	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Secondary segments
RETAIL BANKING	32,862	8,561	42,599	23,672	12,953	7,580
CORPORATE & INVESTMENT BANKING	2,728	1,520	5,227	2,945	2,699	1,713
WEALTH MANAGEMENT & INSURANCE	570	1,199	2,226	1,271	1,281	929
SANTANDER GLOBAL PLATFORM	375	549	1,061	315	258	127
CORPORATE CENTRE	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

January - December 2020	27

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Primary segments

EUROPE

Highlights (changes in constant euros)
•One Santander, whose first focus is Europe, is accelerating our business transformation in the region, to achieve superior growth under a more efficient operating model.
•Volume growth in all units in the year: +4% in loans and +6% in deposits, with significant recovery in activity since April’s lows.
•Total underlying attributable profit of EUR 2,656 million for the year, affected by the extraordinary provisions recorded. Customer revenue showed the resilience and strength of our model in a low activity environment, with a recovery in recent months which drove the fourth quarter to be the highest of the past two years. Strong cost control across all markets mitigating the negative impact on net operating income (-5%).

EUR 2,656 Mn
Underlying attributable profit
Strategy
With One Santander we want to create a better bank in Europe, where our customers and our employees feel a connection with Santander, delivering sustainable shareholder value, by:
•Growing our business by better serving our customers, focusing on capital efficient growth opportunities including SCIB and WM&I, simplifying our mass market value proposition and improving customer experience and connecting to PagoNxt.
•Developing our omnichannel strategy, to redefine how we interact with our customers, accelerate our digital agenda and, at the same time, maintaining the personal relationships through our teams.
•Creating a common operating model in Europe, to serve the business with common technology platforms and automated operations, leveraging shared services to move to a more flexible organization with one aligned team across the continent.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased by 4%, with broad-based growth in most of the countries. Of note were the UK (mortgages), Spain (mainly corporates due to ICO-backed loans) and Portugal (mortgages and corporates), as well as an overall positive performance in SCIB across all markets.
Customer deposits (excluding repos) increased 6% year-on-year with rises in all markets. Mutual funds improved 5%.
Results
In 2020, underlying attributable profit was 45% less than 2019 at EUR 2,656 million, due to:
•The decline in total income (-5%) dampened by the health crisis, low interest rates and lower income from real estate stakes in Spain.
•Lower costs (-6%) stemming from optimizations in previous years and the efficiencies generated since the pandemic began.
•Loan-loss provisions surged 136% amid the covid-19 environment. Conversely, the NPL ratio improved 10 bps to 3.15% driven by risk management and other initiatives such as the sale of a non-performing mortgage portfolio in Spain.
Underlying attributable profit dropped 33% quarter-on-quarter predominantly affected by higher provisions (mainly in Spain) and the higher contribution to the DGF. However, customer revenue rose 4%.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	10,021		15,187
36%	/active customers	+10%	YoY

Activity
December 2020. EUR billion and % change in constant euros

	+1%		+2%
	QoQ		QoQ

658		696
	+4%		+6%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	4,987	-3%	19,693	-5%
Expenses	-2,534	0%	-10,314	-6%
Net operating income	2,453	-6%	9,379	-5%
LLPs	-1,131	+18%	-4,299	+136%
PBT	959	-34%	4,167	-43%
Underlying attrib. profit	634	-33%	2,656	-45%
Detailed financial information on page 58

28	January - December 2020

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Primary segments

SPAIN

Highlights

•The year was eminently marked by the health crisis. Since the beginning, we have worked to be a part of the solution to the recovery of economic activity, through initiatives to support households, the self-employed and businesses. Among others, we remained at the forefront of mobilizing ICO funding, having granted around EUR 31 billion and with a 27% market share.
•We made further progress in transforming our distribution model, strengthening our digital capabilities and optimizing costs. Our new app and website were redesigned to fit customer needs and improve their experience.
•Underlying attributable profit was EUR 517 million, 67% lower than 2019, predominantly affected by higher provisions, which were partly offset by lower costs. In the quarter, profit decreased due to the contribution to the Deposit Guarantee Fund (DGF) and higher provisions.

EUR 517 Mn
Underlying attributable profit
Commercial activity
•Since the state of alarm was declared, we have granted EUR 99.7 billion to self-employed workers and corporates, of which EUR 30.8 billion were ICO-backed loans and EUR 34.5 billion in commercial paper, mitigating the reduction in transactional products and management of working capital.
•We granted more than 180,000 payment holidays, both legal and sectorial, including mortgages, consumer and credit card loans.
•In the fourth quarter, we introduced Santander One, our new commercial offering for individuals and corporates. It provides subscription-based, personalized financial services, a pioneering model in Spain's financial industry, centred on customer loyalty.
•The performance of our agreements with Aegon and Mapfre enabled us to provide a complete insurance offering, boosting growth in non-credit related premiums by more than 27% year-on-year.
•Our digital channels (app and website) led the Aqmetrix ranking and we also improved our Net Promoter Score (NPS) position as a result of our continued effort on enhancing customer experience.
Business performance
Loans rose EUR 9,455 million (+5% year-on-year) strongly driven by self-employed, SMEs and corporates. Mortgage completions and consumer lending remained below 2019 levels, in line with the economic slowdown recorded in the country.
Customer funds were 4% higher year-on-year mainly driven by demand deposits (+9% year-on-year). Regarding mutual funds, assets under management grew EUR 882 million in the year despite the initial impact of the pandemic, primarily driven by funds captured in the past 7 months.
Results
Underlying attributable profit in the year amounted to EUR 517 million, 67% lower year-on-year. By line:
•Total income fell 10%, as 1% growth in net interest income (despite negative interest rates, and the smaller ALCO portfolio), could not offset lower fee income from reduced transaction volumes and market performance, and reduced income from real estate stakes.
•Costs fell at double-digit rates (-10% year-on-year) through the development of our distribution model.
•Higher loan-loss provisions reflecting the IFRS 9 forward-looking view and collective assessment, as non-performing loans recorded no significant deterioration. The NPL ratio improved 71 bps year-on-year and coverage 6 pp.
Compared to the third quarter of 2020, profit dropped due to the contribution to the DGF and higher provisions.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	2,643		5,234
34%	/active customers	+11%	YoY

Activity
December 2020. EUR billion and % change

+1%
	+1%		QoQ
QoQ
201		321
	+5%		+4%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	1,632	-9%	6,782	-10%
Expenses	-873	-2%	-3,607	-10%
Net operating income	759	-16%	3,175	-9%
LLPs	-611	+36%	-2,001	+134%
PBT	20	-94%	715	-67%
Underlying attrib. profit	20	-92%	517	-67%
Detailed financial information on page 59

January - December 2020	29

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Primary segments

SANTANDER CONSUMER FINANCE

Highlights (changes in constant euros)

•During 2020, SCF prioritized the management of the covid-19 impact. This has been reflected in the protection of our employees’ health, in ensuring business continuity and service and in supporting our customers and business partners (car manufacturers, dealers and retailers).
•As a result of the health crisis, in 2020 new business fell 12% year-on-year. However, most markets showed strong signs of recovery in the second half from the lows seen in April. Second wave impacts have been much less severe.
•Underlying attributable profit was EUR 1,085 million, mainly affected by increased provisions. However, of note was growth in top line results, supported by solid net interest income and cost reductions (net operating income: +3%). Underlying RoTE remained in double digits (13%) and RoRWA of 1.9%.

EUR 1,085 Mn
Underlying attributable profit
Commercial activity
We continue to focus on remaining the leader in auto finance and increasing consumer finance by boosting digital channels, which is the strategy behind our acquisition of 46% of Sixt Leasing and the joint consumer finance operation launched with Telecom Italia Mobile.
Business performance
In 2020, most of SCF’s markets were significantly affected by the isolation measures related to covid-19, which was reflected in a 12% fall in new lending (significantly better than 24% fall in European new car sales), despite recovering pre-crisis levels in the second half of the year. The largest falls were in Southern Europe, which was most affected by isolation measures, whereas Northern European markets were stronger.
In order to compensate lost revenue, several measures are being carried out to reduce risk, expense reductions and income initiatives in pricing and cost of funding.
By year end, the stock lo loans and advances to customers, excluding reverse repos, was EUR 104 billion, stable year-on-year, particularly driven by Northern Europe. Customer deposits increased 1% in constant euros.
Results
Underlying attributable profit was EUR 1,085 million in 2020, 16% lower year-on-year in constant euros, however net operating income rose 3%:
•Total income increased +1% driven by NII (greater stock of loans and revenue actions). Net fee income continued to decrease due to lower new business volumes. Income was partially offset by the European Court of Justice ruling regarding early repayment of loans and interest rate limitations.
•Costs were down 2% mainly due to covid-19 mitigation actions and continued efficiency projects, resulting in a 99 bp efficiency improvement to 42.3%.
•LLPs rose significantly affected mainly by covid-related provisions and positive one-offs in 2019. Cost of credit stood at 0.88%, NPL ratio at 2.36% and coverage increased to 111%.
•The largest contribution to the underlying attributable profit came from Germany (EUR 360 million), the Nordics (EUR 206 million), Spain (EUR 118 million) and France (EUR 100 million).
Following a relatively strong result the third quarter, underlying attributable profit rose 14% in the fourth backed by revenue growth and lower LLPs.

Customer loan distribution
December 2020

Activity
December 2020. EUR billion and % change in constant euros

	+2%
	QoQ		-7%
104			QoQ

	—%		-12%
	YoY	39	YoY

Gross loans and advances to customers excl. reverse repos		New lending

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	1,223	+2%	4,685	+1%
Expenses	-515	+7%	-1,981	-2%
Net operating income	708	0%	2,703	+3%
LLPs	-186	-12%	-899	+92%
PBT	532	+9%	1,869	-14%
Underlying attrib. profit	324	+14%	1,085	-16%
Detailed financial information on page 60

30	January - December 2020

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Primary segments

UNITED KINGDOM

Highlights (changes in constant euros)

•Supporting our customers, people and communities remained our top priority. Although covid-19 materially impacted our results, the decisive management actions and extraordinary work of our colleagues helped deliver a remarkably resilient performance despite the challenging environment.
•Underlying attributable profit year-on-year was down 50% mainly due to covid-19 related provisions for expected credit losses; underlying credit quality remains strong.
•Two straight quarters of solid growth in underlying profit driven by strong lending, particularly mortgages, further efficiency savings and a notable improvement in income. This resulted in an 11 bp increase in NIM and a further 3 pp improvement in efficiency in the quarter.

EUR 530 Mn
Underlying attributable profit
Commercial activity
We remain focused on customer loyalty, simplification, improved efficiency and sustainable growth. As anticipated, the proportion of loyal customers to active customers did not grow in the year, impacted by the 1|2|3 Current Account repricing. However, we saw an 8% increase in digital customers, as well as increased digital activity.
We continue to support our customers to help them bridge covid-19 uncertainty. We have helped 373,000 retail customers with payment holidays and over 150,000 small and large business customers through government lending schemes.
Our priorities are aligned the One Santander strategy and are evolving to take into account covid-19 learnings, including accelerated customer digital adoption, property strategy, digitalization and automation.
We remained focused on our multi-year transformation programme, with GBP 330 million of investment and GBP 244 million of realized savings since it commenced in 2019.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 3% compared to December 2019, driven mainly by GBP 4.4 billion of new mortgage loans with a strong rebound in application volumes following the Q2 lockdown and GBP 4.6 billion in SMEs and corporates via government backed loans.
Customer funds (excluding repos) were 8% greater year-on-year, with both retail banking and corporate deposits strongly up.
Results
Underlying attributable profit in 2020 of EUR 530 million, down 50% year-on-year, in constant euros:
•Total income was down 7%, impacted particularly by reduced fee income (lower customer activity and regulatory changes to overdrafts) and asset repricing following the Bank of England base rate reduction. However, liability repricing, in particular the 1I2I3 Current Account, and greater volumes led to a 2% increase in net interest income.
•Costs reduced 6%, reflecting realized efficiency savings from our transformation programme and lower costs related to commercial activity.
•Loan-loss provisions increased due to covid-related charges for expected credit losses. Despite this, the cost of credit remained at low levels (28 bps) and the NPL ratio was 1.21%.
Recovery continued in the fourth quarter of 2020 with underlying attributable profit of EUR 212 million, an 18% quarterly increase. Growth was spread across the board: revenue supported by liability repricing, costs from continued savings and a continued fall in LLPs.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	4,450		6,267
31%	/active customers	+8%	YoY

Activity
December 2020. EUR billion and % change in constant euros

	+1%		+2%
	QoQ		QoQ
242		223
	+3%		+8%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	1,146	+2%	4,339	-7%
Expenses	-626	-3%	-2,642	-6%
Net operating income	519	+10%	1,697	-9%
LLPs	-114	-39%	-733	+194%
PBT	253	+4%	697	-51%
Underlying attrib. profit	212	+18%	530	-50%
Detailed financial information on page 61

January - December 2020	31

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Primary segments

PORTUGAL

Highlights

•In the environment of the pandemic, Santander Portugal's priority was to support its customers and the economy by mobilizing state-backed lines of credit for businesses, as well as through capital and interest payment holidays on mortgages, consumer loans and business loans.
•We strengthened our leadership position as the country’s largest bank in terms of domestic loans and advances to customers, with market shares in new lending to corporates of 18% and mortgages of 25%.
•Underlying attributable profit decreased 36% year-on-year, weighed down by the impact of the crisis on income and provisions, which was only partly mitigated by cost reductions.

EUR 338 Mn
Underlying attributable profit
Commercial activity
In the health crisis environment, we maintained our product and service proposition adapted to customer needs:
•The commercial network's activity was maintained, as well as the strategy oriented towards the use of digital channels by customers. Digital sales were higher (and now account for 43% of the total) and the number of digital customers increased 20% year-on-year.
•Our commercial and digital transformation strategy was one of the main growth drivers in volumes, customers and loyalty, and especially for improving service quality, resulting in the best NPS in Portugal.
•We opened Boutique Santander, the first virtual marketplace in the country, with instant personal loans and real-time loan simulations.
We continued to be recognized as the Best Bank in Portugal by Euromoney and Global Finance and Best Retail Bank by World Finance. We were also named Best Private Bank in 2020 by Euromoney and Global Finance.

Business performance
Gross loans and advances to customers (excluding reverse repos) rose 8% year-on-year, backed by steady growth in corporate loans (underpinned by the state-guaranteed credit lines) and mortgages.
Customer funds (excluding repos) rose 2% mostly due to demand deposits (+17% year-on-year). Mutual funds surged 6% driven by the strong recovery in the quarter.

Results
In 2020, underlying attributable profit decreased 36% year-on-year to EUR 338 million:
•Total income fell 6%, weighed down by the impact of the pandemic on net interest income (lower interest rates) and net fee income (lower volumes and suspension of fees for digital payments and payment holidays in loans). Gains on financial transactions remained stable but were offset by reduced insurance activity and the higher contribution to the SRF.
•Costs dropped 5% driven by the ongoing transformation process, resulting in an efficiency ratio around 46%.
•Higher provisions for possible future impacts of the pandemic, raising the cost of credit to 0.51%. The NPL ratio fell to 3.89%.
Compared to the previous quarter, underlying attributable profit rose 14% mainly due to lower provisions and tax burden.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	812		930
48%	/active customers	+20%	YoY

Activity
December 2020. EUR billion and % change

0%
	+1%		QoQ
QoQ
39		43
	+8%		+2%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	317	+2%	1,296	-6%
Expenses	-149	+2%	-590	-5%
Net operating income	168	+1%	706	-6%
LLPs	-42	-11%	-193	—
PBT	133	+11%	483	-36%
Underlying attrib. profit	95	+14%	338	-36%
Detailed financial information on page 62

32	January - December 2020

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Primary segments

POLAND

Highlights (changes in constant euros)

•The main management focus is on customer relationships and maximizing business income.
•Santander Bank Polska is Poland's third largest bank in terms of assets and continues to be recognized as an industry leader in traditional and digital banking. Accordingly, we are accelerating digitalization and our Smart omnichannel offering.
•Underlying attributable profit in 2020 was 52% lower year-on-year affected by interest rate cuts, provisions recorded due to regulatory changes after the CJEU rulings and covid-19 related impairment charges.

EUR 162 Mn
Underlying attributable profit
Commercial activity
In an environment heavily impacted by the pandemic, with lower volumes and reduced branch activity, Santander Bank Polska mobilized several initiatives to relaunch commercial activity. We increased our life insurance offering for mortgages, introduced new bancassurance sales processes, boosted remote channels to take out SME loans, and enabled the opening of a personal account through a selfie.
We also introduced new solutions to improve customer experience and loyalty, such as a chatbot on the santander.pl webpage, new value-added products, such as providing medical service for SME customers together with MasterCard and Luxmed, and legal support for private banking clients.
Within the Group's strategy for Responsible Banking, Santander Leasing launched SolarLease (a product that enables customers to finance photovoltaic systems through leasing or loans) and set up a promotional offer to finance electric and hybrid vehicles.
SCIB maintained a leading position in corporate finance advisory, especially in equity capital markets, and participated in the largest initial public offering in the history of the Warsaw Stock Exchange in October.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased modestly year-on-year (+1%). By segment, volume growth in individuals (+2%) and SMEs (+3%). On the other hand, corporates fell 5% due to excess liquidity in the market. On a quarterly basis, loans saw no material change.
Deposits grew 12% year-on-year, boosted by SMEs (+36%) and corporates (+22%). CIB’s deposit base showed an annual decrease of 33%. We continued to actively manage deposits to optimize the cost of funding.
Results
Underlying attributable profit in 2020 was EUR 162 million, 52% lower than in the same period of 2019 in constant euros:
•Total income fell 8% due to lower net interest income (-8%), impacted by interest rates cuts (-140 bps during the year) and the higher BFG contribution. Net fee income remained flat.
•Costs down 6% year-on-year driven by lower personnel expenses and general and administrative expenses.
•Loan-loss provisions increased 57% year-on-year, mainly due to higher charges in the SME and CIB segments, and, to a lesser extent, higher provisions for individuals.
Compared to the previous quarter, underlying profit decreased 69% driven by higher LLPs (mainly individuals), while net operating income was higher.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	2,115		2,756
55%	/active customers	+10%	YoY

Activity
December 2020. EUR billion and % change in constant euros

	0%		+4%
	QoQ		QoQ
29		39
	+1%		+10%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	388	0%	1,524	-8%
Expenses	-154	-3%	-629	-6%
Net operating income	234	+2%	895	-10%
LLPs	-81	+25%	-330	+57%
PBT	66	-50%	370	-44%
Underlying attrib. profit	20	-69%	162	-52%
Detailed financial information on page 63

January - December 2020	33

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Primary segments

NORTH AMERICA

Highlights (changes in constant euros)

•In North America, the US and Mexico are managed according to their local priorities, increasing coordination and cooperation between them, creating a joint value proposition, leveraging the experience and preventing duplication.
•Volume growth in the year, mainly in customer funds, boosted by higher deposits in SBNA, Mexico and the New York branch.
•Underlying attributable profit amounted to EUR 1,492 million in the year, only 3% lower than 2019 despite the increase in pandemic-related provisions. Revenue remained stable and net operating income was 1% higher.

EUR 1,492 Mn
Underlying attributable profit
Strategy
In line with Grupo Santander's strategy of increasing its weight in the most profitable areas, we increased our ownership in SC USA to 80.25% through a share repurchase programme.
As for the regional strategy, coordination between the countries further increased as we continue to pursue join initiatives, such as:
•Continued development of the USMX trade corridor. SCIB and Commercial Banking are working to deepen relationships with existing clients and increase client acquisition in both countries, which is reflected in corridor revenue growth (SCIB: +29%; Commercial: +30%).
•Commission-free same-day remittance service from Santander US branches to any bank in Mexico. At the same time, ongoing development of other payment alternatives for the USMX trade corridor, such as PagoFX.
•Joint technology programmes such as operations know-how, digitalization, hubs, front-office and back-office, and addressing common challenges.
•Sharing best practices, such as the success in implementing loyalty programmes in Mexico and the Consumer Banking transformation plan at SBNA.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 2% driven by the US.
Customer funds (excluding repos) presented a solid year-on-year performance (+15%) driven by growth in demand deposits in SBNA, corporate deposits in the New York branch and deposits in Mexico. This strong growth in deposits reflects the high level of liquidity in the system and the positive performance of our customer attraction and loyalty strategy.
Results
In the year, underlying attributable profit amounted to EUR 1,492 million, 3% lower year-on-year:
•Net interest income remained flat, driven by volume growth. Net fee income was stable despite the lower activity in consumer banking.
•Costs decreased 2% despite the increase in amortizations and technology investments, enabling the efficiency ratio to improve to 42.1% and net operating income to rise 1%.
•LLPs grew mainly due to covid-19 related provisions. The NPL ratio was 2.23% and coverage was higher at 183%. The cost of credit stood at 2.92%.
Compared to the third quarter, underlying attributable profit dropped 4% dampened by lower customer revenue and higher technology costs.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	3,942		6,011
36%	/active customers	+16%	YoY

Activity
December 2020. EUR billion and % change in constant euros

0%
	QoQ		+1%
QoQ
121		118
	+2%		+15%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	2,691	0%	11,011	0%
Expenses	-1,194	+8%	-4,631	-2%
Net operating income	1,498	-6%	6,379	+1%
LLPs	-773	-1%	-3,916	+12%
PBT	668	-14%	2,332	-10%
Underlying attrib. profit	431	-4%	1,492	-3%
Detailed financial information on page 65

34	January - December 2020

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Primary segments

UNITED STATES

Highlights (changes in constant euros)

•Santander US focused on supporting its customers through the difficult environment created by the pandemic while preserving the strength of its balance sheet and its upward trend in profitability during the year.
•By leveraging our resilient origination capabilities and the commercialization of our network, our year-on-year trend in customer loans and deposits improved preserving net interest income despite historically low rates and the uncertain operating environment caused by covid-19.
•We continued to build on recent success with underlying profit increasing 4% in constant euros due to resilient net interest income performance, notable cost reduction and lower weight of non-controlling interests.

EUR 731 Mn
Underlying attributable profit

Commercial activity
During the covid-19 crisis, Santander US has continued to support its customers, employees and communities while pursuing its strategic priorities:
•Santander US remains focused on customer experience and growing core customers and deposits through commercial, operational and digital transformation initiatives. It continues to leverage its deposit base to support and expand its CRE and CIB businesses and strengthen its auto finance partnership.
•The auto business is ideally positioned to benefit from the renewed demand for used vehicles through rigorous risk-adjusted originations via its dealer network, enhancing its partnership with Fiat Chrysler, and disciplined servicing.
Business performance
Gross loans and advances to customers (excluding reverse repos) grew 3% year-on-year, driven by lending growth in auto, CIB and originations through the Paycheck Protection Program.
Auto originations continued to improve during the second half of the year as shelter-in-place mandates were lifted and dealerships returned to normal. Prime loans remain elevated versus prior year due to FCA incentive programmes and Santander US's ability to leverage its strong deposit base.
Deposits (excluding repos) grew strongly in the year (+16%) boosted by demand deposits and corporate deposits.
Results
Underlying attributable profit in 2020 was EUR 731 million, up 4% year-on-year in constant euros:
•NII was flat as volume growth was offset by lower rates. Net fee income trended lower impacted by covid-19 but was partially compensated by gradually improving leasing income. As a result, total income was down 1%.
•Costs were down significantly, particularly at SBNA, due to disciplined expense management which was reflected in a 1% increase in net operating income.
•Loan-loss provisions increased 7% given the current environment which drove the need for a reinforced coverage ratio.
•There was a positive impact from lower minority interests following the share buy-back programme at SC USA.
The fourth quarter, usually the weakest of the year, was better than usual as improving lease performance combined with steady NII and provisions, driving an increase of the underlying attributable profit of 3% quarter-on-quarter (in the same period last year underlying profit fell 37%). Costs were higher due to greater IT expenses. Additionally, there was a favourable impact from lower tax.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	347		1,011
22%	/active customers	+6%	YoY
Excluding Puerto Rico disposal impact

Activity
December 2020. EUR billion and % change in constant euros

+2%
	QoQ		+1%
QoQ
90		77
	+3%		+16%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	1,801	0%	7,360	-1%
Expenses	-772	+9%	-3,079	-5%
Net operating income	1,029	-5%	4,281	+1%
LLPs	-561	-1%	-2,937	+7%
PBT	431	-14%	1,250	-3%
Underlying attrib. profit	260	+3%	731	+4%
Detailed financial information on page 66

January - December 2020	35

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Primary segments

MEXICO

Highlights (changes in constant euros)

•The multichannel innovation and boost to digital channels strengthened our value proposition with new products and services, allowing us to make a headway with our customer attraction and loyalty strategy.
•Gross loans and advances to customers (excluding reverse repos) remained flat year-on-year, as corporate loans began to normalize following the uptick at the beginning of the pandemic. In individuals, of note were mortgages and auto loans. Customer funds rose 14%.
•Positive performance in revenue (+3%) in the year. However, underlying attributable profit fell 9% impacted by higher provisions and costs (amortizations and technology).

EUR 762 Mn
Underlying attributable profit
Commercial activity
The commercial strategy continued to focus on improving multi-channel systems, the renewal of infrastructures and systems, strengthening the distribution model and boosting digital channels to increase customer attraction and loyalty with new and innovative products and services.
In line with our goal to enhance customer experience, we continued to run projects such as the transformation of 576 branches and the increase in the number of full function ATMs to 1,375.
Regarding our digital strategy, we fostered initiatives such as new features for SuperMóvil and the consolidation of the digital platform Hipoteca Online.
We complemented our commercial strategy with innovative products and services: we lowered the Hipoteca Plus interest rate to 7.75% and introduced Hipoteca Free, Mexico's first commission-, valuation- and insurance-free mortgage. In auto financing, we signed alliances with Mazda and Tesla to become their main financing partner. We also launched a numberless credit card, becoming the first bank in Mexico to do so and rolled out e-SPUG, an innovative system to help stores and private sellers practise distance selling.
Business performance
Gross loans and advances to customers (excluding reverse repos) remained stable year-on-year, as corporate loans began to normalize following the uptick at the beginning of the pandemic. Individuals grew 7%, notably mortgages (17%). Credit cards continued to be affected by lower activity arising from lockdown measures.
Customer funds (excluding repos) increased 14%. Demand deposits were 18% higher, with growth in individuals (+24%) and time deposits rose 13%. Mutual funds were up 10%.
Results
Underlying attributable profit in 2020 of EUR 762 million (9% lower year-on-year in constant euros):
•Total income was 3% higher. Net interest income rose 1%, underpinned by higher volumes. Net fee income was up 5% mainly from transactional fees and gains on financial transactions increased 52% driven by volatility management.
•Operating expenses increased 5%, mainly driven by the increase in amortizations and technology investment.
•Loan-loss provisions surged 28% due to covid-19 related charges and a one-off provision recorded for a corporate customer.
In the quarter, underlying attributable profit fell 12% primarily due to higher operating expenses (+7%) related to the progress made in the implementation of several projects and higher technology costs.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	3,595		5,000
39%	/active customers	+20%	YoY

Activity
December 2020. EUR billion and % change in constant euros

+1%
	-5%		QoQ
QoQ
30		41
	0%		+14%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	891	-1%	3,651	+3%
Expenses	-422	+7%	-1,552	+5%
Net operating income	469	-7%	2,098	+2%
LLPs	-212	-3%	-979	+28%
PBT	238	-15%	1,082	-16%
Underlying attrib. profit	171	-12%	762	-9%
Detailed financial information on page 67

36	January - December 2020

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Primary segments

SOUTH AMERICA

Highlights (changes in constant euros)
•During the year, work protocols were implemented in all countries to protect our employees' safety while supporting our customers through products and services to mitigate the impact of the pandemic, ensuring business continuity across the region.
•Double-digit growth in loans and advances to customers, reflecting the countries' capacity to adapt to the new environment, and customer deposits, with volumes and transactionality gradually recovering in the second half of the year.
•We continued to focus on delivering profitable growth backed by operational excellence as well as cost and risk control.
•Underlying attributable profit in the year fell 4% affected by covid-19 related provisions. Net operating income rose 5% backed by NII and gains on financial transactions.

EUR 2,927 Mn
Underlying attributable profit
Strategy
During the year, we prioritized support programmes for our customers, providing them liquidity through state-backed loans to SMEs, lines of credit at special rates, extending terms and modifying maturity profiles.
We continued to identify growth opportunities across business units to capture synergies:
•In consumer finance, Brazil exported its vehicle financing platform to other countries, Argentina launched the Santander Consumer company, Peru continued to specialize in in consumer credit and the financing of used vehicles. Higher auto insurance sales in Chile, and in Colombia, the priority was to make the auto fiance business profitable and to increase customer loyalty through insurance and digitalization.
•Regarding the acquiring business, we rolled out Getnet in Argentina and Chile, based on the successful model of Brazil.
•We progressed in the digital transformation and innovation of our services and products. In Chile, we continued to drive record account openings and prepaid card sales and Uruguay launched its digital branch, SUMO.
•We continued to boost inclusive and sustainable businesses, such as Prospera in Brazil, which continued its expansion in Uruguay and was implemented in Peru, and through the issuance of green loans in Brazil and Chile.
•We also improved collaboration between units with initiatives such as those carried out between SCIB and corporates to improve relationships with multinational customers.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 15% year-on-year, exceeding 10% growth rates in all countries (except Chile).
Customer funds (excluding repos) rose 18%, growing at double-digit rates in all markets.
Results
Underlying attributable profit in the year amounted to EUR 2,927 million, down 4% year-on-year in constant euros:
•Total income increased 5%, underpinned by the sound performance of net interest income (+5%) and gains on financial transactions (+68%).
•Costs rose at a slower pace than income, enabling efficiency to stand below 36% and net operating income to increase 5%.
•Provisions increased 35% driven by covid-19 related provisions. In credit quality, the NPL ratio stood at 4.39%, coverage was higher at 97% and cost of credit of 3.32%.
In the quarter, underlying attributable profit was 14% higher driven by customer revenue and lower provisions.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	8,614		20,200
27%	/active customers	+17%	YoY

Activity
December 2020. EUR billion and % change in constant euros

+2%
	+1%		QoQ
QoQ
119		153
	+15%		+18%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	3,514	+5%	14,845	+5%
Expenses	-1,314	+11%	-5,312	+4%
Net operating income	2,201	+2%	9,533	+5%
LLPs	-702	-8%	-3,923	+35%
PBT	1,444	+8%	5,291	-6%
Underlying attrib. profit	808	+14%	2,927	-4%
Detailed financial information on page 68

January - December 2020	37

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Primary segments

BRAZIL

Highlights (changes in constant euros)

•Commercial activity in the second half of the year exceeded pre-covid-19 levels, boosting revenue growth in the year. Likewise, our continuous cost control efforts through process transformation resulted in a new improvement of the efficiency ratio.
•Credit quality indicators remained at controlled levels, backed by loan expansion towards lower risk products, mainly with guarantees, and the effectiveness of our risk models.
•Underlying attributable profit was EUR 2,113 million, -5% year-on-year, affected by covid-19 related provisions. Net operating income was 3% higher, receiving an uplift from total income and cost control.

EUR 2,113 Mn
Underlying attributable profit
Commercial activity
In the year, we provided our customers with the necessary liquidity, deferred payments and granted state-backed loans mainly to SMEs and corporates. We also launched campaigns to raise funds and donate medical supplies. As a result, we improved our NPS position.
We continued to make headway with our commercial strategy:
•In mortgages, we were on the cutting edge for digital portability and we were the first privately-owned bank to grant BRL 2 billion per month due to our competitive commercial proposition.
•In auto, we maintained market share leadership (25%) and introduced Troca+Troco, in collaboration with Webmotors.
•In acquiring, we expect to reach 15% market participation.
•As for digitalization, we launched GENTE, a virtual assistant capable of answering more than 10,000 questions based on our collaborators' experiences, reaching more than 37 million interactions. We also rolled out our SX card, which combines the speed and convenience of the instant payment system.
We were named Bank of the Year in Brazil and in the Americas by The Banker and, for the 11th year running, we are part of the portfolio of the B3 Corporate Sustainability Index (ISE).
Business performance
Gross loans and advances to customers excluding reverse repos grew 19% year-on-year. Positive performance across segments, particularly in SMEs, corporates and SCIB.
Customer funds increased 16% year-on-year, boosted by customer deposits excluding repos (+41%), driven by demand and time deposits (+33% and +44%, respectively). Mutual funds dropped 9%.
Results
In the year, underlying attributable profit of EUR 2,113 million (-5% year-on-year). Of note:
•Total income rose 3% boosted by gains on financial transactions. Net interest income remained practically flat as larger volumes offset margin pressures. Net fee income fell 2% affected by the current environment.
•Operating expenses increased 1%, which enabled net operating income to rise 3% and the efficiency ratio to improve by 42 bps to 32.6%.
•Net loan-loss provisions increased 31%, due to higher provisions related to the difficult climate. Cost of credit of 4.35%, NPL ratio of 4.59% and coverage ratio was high at 113%.
In the quarter, underlying attributable profit rose 6% driven by net interest income and the lower tax burden. Higher costs from labour agreements and IT expenses.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	6,382		15,556
23%	/active customers	+16%	YoY

Activity
December 2020. EUR billion and % change in constant euros

+1%
	+3%		QoQ
QoQ
67		100
	+19%		+16%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	2,544	+2%	10,866	+3%
Expenses	-897	+12%	-3,541	+1%
Net operating income	1,648	-2%	7,325	+3%
LLPs	-540	-4%	-3,018	+31%
PBT	1,072	+1%	4,045	-5%
Underlying attrib. profit	568	+6%	2,113	-5%
Detailed financial information on page 69

38	January - December 2020

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Primary segments

CHILE

Highlights (changes in constant euros)

•Santander Chile was the country's first bank to be included in the DJSI for Emerging Markets, and the Sustainable Leaders Agenda 2020 (ALAS20) recognized us as the leading company for sustainability in Chile.
•Gross loans and advances to customers (excluding reverse repos) rose 6% year-on-year, but dropped in the quarter following the strong growth recorded in the first half of the year.
•Sharp year-on-year increase in demand deposits (+42%) with growth in all segments. Account openings saw continued growth, boosted by Superdigital and Life.
•Underlying attributable profit decreased year-on-year primarily due to higher provisions, as total income grew 2% and net operating income 4%. In the quarter, profit increased 88%.

EUR 432 Mn
Underlying attributable profit

Commercial activity
Continued focus on increasing new customer attraction and loyalty, maintaining a strategy aimed at offering attractive returns based on our digital transformation.
Santander Life, our financial education proposition, gained momentum this year through Cuenta Life, our fully digital account without a credit facility that rewards good savings behaviour, which increased 545%, welcoming 300,000 new customers in the year.
Since its recent launch, Superdigital reached close to 130,000 customers (100,000 in September) driven by its high transactionality and digital platform.
All these measures led to a strong year-on-year increase in digital customers (+24%).

Business performance
Gross loans and advances to customers (excluding reverse repos) increased 6% year-on-year, spurred by large corporates and the state-backed scheme for SMEs.
Customer funds (excluding repos) reflected a better funding mix. Current accounts continued to rise strongly across all segments driven by openings through digital channels. As a result, customer funds grew 11% year-on-year.

Results
Underlying attributable profit in 2020 amounted to EUR 432 million, 21% lower year-on-year in constant euros, as follows:
•Total income increased 2% as the climb in net interest income (+10%) was partially offset by the fall in gains on financial transactions and net fee income, dampened by reduced transactionality and economic activity.
•Costs remained broadly stable, as higher IT expenses were closely matched by lower costs related to commercial activity. As a result, the efficiency ratio improved to 39.8%.
•Loan-loss provisions were 54% higher due to covid-19 related charges, placing the cost of credit at 1.50%. The NPL ratio stood at 4.79%.
Compared to the third quarter of 2020, underlying attributable profit rose 88%, primarily driven by lower provisions and also backed by positive NII performance (higher inflation and lower cost of funding), rebound in net fee income and cost control.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	764		1,547
44%	/active customers	+24%	YoY

Activity
December 2020. EUR billion and % change in constant euros

	-3%		+2%
	QoQ		QoQ
41		38
	+6%		+11%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	594	+11%	2,263	+2%
Expenses	-219	-2%	-900	0%
Net operating income	375	+20%	1,363	+4%
LLPs	-94	-39%	-594	+54%
PBT	285	+67%	785	-20%
Underlying attrib. profit	163	+88%	432	-21%
Detailed financial information on page 70

January - December 2020	39

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Primary segments

ARGENTINA

Highlights (changes in constant euros)

•As a leader in the country's financial system, Santander Argentina has worked to be part of the solution to the crisis caused by the global pandemic.
•We continued to focus on our four strategic pillars: operational excellence, profitable growth, being customer-centric and culture and talent.
•Underlying attributable profit soared 91% to EUR 179 million, boosted by higher net interest income and improved efficiency.

EUR 179 Mn
Underlying attributable profit

Commercial activity
Amid the pandemic, Santander Argentina maintained its measures to look after the health of its customers and employees, enhancing digital channels and ensuring service quality in our branches. To combat the crisis, we continued to grant loans, opened specific customer service channels for health professionals through the new Cuenta Blanca and introduced Academia Salud (alongside Swiss Medical Group), a fully digital training platform for health workers.
The commercial strategy focused on transactional business and customer service through initiatives in innovation, an enhanced customer care model, and the digital transformation of the main processes and products. As a result, around 356,000 accounts were opened through fully digital means, the issuance of electronic cheques increased and we implemented a new digital business model aimed at foreign trade products.
We made headway in building an open financial services platform. We rolled-out Getnet in Argentina in 2020, set up Santander Consumer, specialized in consumer financing and secured loans, and obtained the banking license for Openbank Argentina.
These efforts were recognized by The Banker, which named Santander Argentina best bank in the country.
Business performance
Gross loans and advances to customers (excluding reverse repos) rose 35% year-on-year, driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits (excluding repos) rose 57% year-on-year spurred by local currency deposits (demand and time deposits), as foreign currency balances declined. The excess liquidity is placed in central bank notes.
Results
Underlying attributable profit in the year was EUR 179 million, 91% higher year-on-year in constant euros:
•Revenue grew 31%, underpinned by net interest income (+49%). Net fee income was affected by regulatory impacts and the lower economic activity.
•Costs increased 27%, at a slower pace than total income and inflation, improving the efficiency ratio by 187 bps to 56.0%. Net operating income rose 37%.
•Loan-loss provisions increased 47% due to covid-19 related provisions. The NPL ratio improved to 2.11% (-128 bps vs. 2019) and coverage rose to 275%.
In the quarter, underlying attributable profit was 30% lower mainly driven by higher provisions and costs affected by higher inflation.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	1,356		2,650
44%	/active customers	+21%	YoY

Activity
December 2020. EUR billion and % change in constant euros

+8%
	+7%		QoQ
QoQ
4		9
	+35%		+67%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	226	+15%	1,128	+31%
Expenses	-141	+24%	-632	+27%
Net operating income	85	+4%	496	+37%
LLPs	-48	+37%	-226	+47%
PBT	15	-38%	200	+41%
Underlying attrib. profit	18	-30%	179	+91%
Detailed financial information on page 71

40	January - December 2020

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Primary segments

Uruguay
Highlights (changes in constant euros)
•Santander Uruguay is the country’s leading privately-owned bank, improving its position and market share, while continuing to develop a technological and digital strategy that enables us to enrich service quality.
•Underlying attributable profit rose 8% year-on-year to EUR 134 million, spurred by increased total revenue and improved efficiency.
Commercial activity and business performance
In the year, we focused our strategy on mitigating the pandemic's impact while we continued making progress in the technological transformation, signing an agreement with IBM to provide Santander Uruguay greater technological support.
In order to continue to add digital capabilities, we launched A sola selfie for online loans, and SUMO, the country's first fully mobile branch. We further expanded Prosperá as an inclusive offering, as well as Santader Locker.
The efforts to consolidate our value proposition enabled us to gain market share and grow our customer base, increasing loyal and digital customers by 2% and 14%, respectively.
Loans and advances to customers (excluding reverse repos) grew 12% year-on-year (in constant euros). Customer deposits (excluding repos) grew 28%.
Results
Underlying attributable profit in 2020 of EUR 134 million, 8% higher year-on-year:
•Total income rose 3%, backed by net fee income (+17%) and gains on financial transactions (+38%).
•Costs grew at a slower pace than income, improving the efficiency ratio by 62 bps year-on-year to 41.4%.
•Loan-loss provisions increased 17%. Cost of credit stood at 2.3 % and coverage was 104%.
Compared to the third quarter of 2020, underlying attributable profit was up 1% underpinned by the positive performance of total income and provisions.

Peru
Highlights (changes in constant euros)
The strategy remained focused on the corporate segment, large enterprises and the Group’s global customers. During the year, we actively boosted business growth with global clients, by providing support to customers, as well as greater liquidity and flexibility. We also boosted the distribution of derivative instruments to reduce our customers' financial risks and increased deposit taking.
The auto loan entity continued to expand its activity as a part of the Group's strategy of increasing its presence in consumer loans and used vehicles financing, underpinned by local teams and South America's best practices.
2020 underlying attributable profit amounted to EUR 53 million (+19% year-on-year). Total income rose 30% mainly due to the positive performance of net interest income, net fee income and higher gains on financial transactions, driven by increased customer and market activity. Costs rose 16%, improving efficiency to 29.2% (-3.7 pp year-on-year).

Colombia
Highlights (changes in constant euros)
Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and investment banking products. In consumer finance, our priority was to make the auto business profitable through value propositions for customers and manufacturers, increased customer loyalty through the insurance business and digitalization.
The reactivation of the automotive sector continued, although we recorded a c.30% year-on-year reduction in vehicle sales due to the pandemic. Santander Consumer gained 110 bps in market share to 3.4% in loan origination, spurred on by the alliances signed during the year.
The loan portfolio increased 45%, with growth in all segments and business areas, including consumer (auto loans), corporates and CIB.
Underlying attributable profit in the year was EUR 19 million, 40% more than December 2019. Total income grew 26% backed by net interest income and gains on financial transactions. In the quarter, profit amounted to EUR 5 million.

January - December 2020	41

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Primary segments

CORPORATE CENTRE

Highlights
•In the health crisis, the Corporate Centre continued to play a critical role in supporting the Group through the special situation committees. Also, the progressive reincorporation of employees to the workplace continued, with a mixture of on-site and remote working, always following health authorities recommendations, maintaining a high level of flexibility to meet individual needs.
•The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
•Underlying attributable loss decreased 12% compared to 2019, mainly due to higher gains on financial transactions related to FX hedging and lower costs driven by ongoing measures.

EUR	-1,844 Mn
Underlying attributable profit

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses that leverage our worldwide presence to develop solutions once that can be used by all business units, generating economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilizing funds during the term of the operation.
–Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 21,326 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.

Results
2020 underlying attributable loss of EUR 1,844 million, 12% lower than in 2019 (-EUR 2,097 million):
•Growth of EUR 583 million in gains on financial transactions, almost entirely due to foreign currency hedging.
•Positive trend in operating expenses continued, improving 12% compared to 2019, driven by ongoing streamlining and simplification measures.
•On the other hand, net interest income was impacted by the increase in the liquidity buffer to strengthen our position, and other results and provisions increased strongly due to one-off provisions for certain stakes whose value was affected by the crisis.

Underlying income statement
EUR million
	Q4'20	Q3'20	Chg.	2020	2019	Chg.
Total income	-252	-271	-7%	-1,141	-1,617	-29%
Net operating income	-333	-353	-6%	-1,470	-1,990	-26%
PBT	-345	-381	-9%	-1,912	-2,262	-15%
Underlying attrib. profit	-389	-330	+18%	-1,844	-2,097	-12%
Detailed financial information on page 74

42	January - December 2020

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Secondary segments

RETAIL BANKING

Highlights (changes in constant euros)

•Santander continued to support its customers, corporates and governments in all countries through a series of extraordinary measures to ensure the necessary financial support in the context of the global health crisis, while we ensure our usual product and service offering.
•We remained committed to the digital transformation and multi-channel strategy. In December, we exceeded 148 million customers, of which 23 million are loyal, 42 million are digital and more than 35 million are mobile customers.
•Underlying attributable profit of EUR 4,196 million in 2020, strongly affected by covid-19 related provisions.

EUR 4,196 Mn
Underlying attributable profit
Commercial activity
Our commitment to society has become even more important in the current environment arising from the global pandemic. Therefore, we strengthened our offering by defining a series of measures which ensure the necessary financial support through pre-approved credit lines, payment holidays and special policies.
In addition, this situation has strengthened and accelerated our digital transformation, focusing on our multi-channel strategy and the digitalization of processes and businesses, such as the digital acceleration in the UK, or the opening of Boutique Santander in Portugal, the first virtual marketplace in the country. Our digital channels in Spain led the Aqmetrix ranking, we reached a record rise in account openings and prepaid card sales in Chile through Santander Life and Superdigital, and opened SUMO in Uruguay, its digital branch.
We continued to launch different commercial initiatives:
•In individuals, we introduced Hipoteca Free in Mexico, the first commission-free mortgage in the country. In Brazil, we launched the SX card, which benefits the most transactional customers. In Argentina, we rolled out Getnet and set up Santander Consumer Finance.
•In auto finance, SCF continued to focus on remaining the leader in this business, the driving strategy behind the acquisition of 46% of Sixt Leasing. In Brazil, we remained the market share leader and introduced Troca+Troco, in collaboration with Webmotors. The auto business in the US is ideally positioned, and we enhanced our partnership with Fiat Chrysler. In Colombia, we remained focused on improving profitability in the auto business.
•In the SME segment, we continued to move forward with products such as Prospera in Peru. On the other hand, all countries granted state-guaranteed loans. We launched new value-added products in Poland, such as a medical service for SME customers together with MasterCard and Luxmed. As a result, Santander was named best bank in the world for SMEs by Euromoney.
Results
Underlying attributable profit in 2020 was EUR 4,196 million, strongly affected by covid-19 related provisions:
•Total income fell 3% impacted by the fall in net fee income, partly offset by higher gains on financial transactions.
•Costs decreased 3%.
•Loan-loss provisions were up 44% strongly affected by covid-19 related provisions. Cost of credit stood at 1.47% and the NPL ratio improved to 3.68%.

Customers
December 2020. Thousands
Loyal customers		Digital customers

	22,838		42,362
32%	/active customers	+15%	YoY

Activity
December 2020. EUR billion and % change in constant euros

	+1%		+2%
	QoQ		QoQ
768		710
	+4%		+7%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	9,159	0%	37,215	-3%
Expenses	-4,179	+4%	-16,847	-3%
Net operating income	4,980	-3%	20,368	-3%
LLPs	-2,410	-2%	-11,608	+44%
PBT	2,163	-10%	7,531	-35%
Underlying attrib. profit	1,258	-4%	4,196	-39%
Detailed financial information on page 75

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Secondary segments

CORPORATE & INVESTMENT BANKING

Highlights (changes in constant euros)
•The covid-19 health crisis strongly influenced SCIB's performance in the year, as we continued to support our global clients, covering their funding needs and helping them access global capital markets.
•The creation of the global Environmental, Social and Governance (ESG) solutions team will increase the support SCIB brings to its clients in the transition towards more sustainable business models.
•Underlying attributable profit was 23% higher year-on-year at EUR 1,823 million, driven by double-digit revenue growth and cost reduction, which enabled us to absorb the increase in provisions.

EUR 1,823 Mn
Underlying attributable profit

Commercial activity
•Global markets: significant business growth in all countries in a year affected by high volatility and strong overall activity, resulting from the increase in funding and coverage needs of our clients.
Positive sales performance, both corporate and institutional, particularly in Asia, Argentina, the UK, Mexico and Brazil, as well as book management, notably in Brazil, Spain, Portugal, the US, the UK and Mexico.
•Debt Capital Markets: sharp growth boosted by the positive performance in the US and Europe, while activity Latin American markets remained tepid.
We continued to focus on activities related to sustainable financing, being a reference for the issuance of green and social bonds, with a strong focus on those aimed at softening the effects of the pandemic.
•Syndicated Corporate Loans: we supported our clients during the year, meeting their funding and liquidity needs by increasing loan volumes and participating in operations backed by government support programmes across Europe.
However, we maintained our responsible banking strategy, increasing our range of sustainable finance products via green loans or loans linked to sustainable metrics.
•Structured Financing: Santander consolidated its leadership position in Project Finance, ranking first globally by number of transactions as of December 2020, in EMEA and Latin America.
Moreover, we remained leaders in the financing of renewable energy projects (one of the main priorities of our ESG strategy) also ranking first globally, in EMEA and Latin America. As for financial advising, we continued to be a global reference in 2020: first position in Latin America, and fifth in the world.
•Cash management: in this challenging year, reacting rapidly to the different issues arising from the pandemic, the digitalization of our products and the close relationship with our clients were key to delivering sustained growth in the transactional business and becoming the transactional bank of choice for our clients.
•Export & Agency Finance: we continued to support our clients in their export and import activities through structured financing solutions backed by export credit agencies.

We were particularly active in programmes to mitigate the impact of covid-19 implemented by both the Spanish Export Credit Insurance Company (CESCE in Spanish) and the World Bank through guaranteed loans in Latin America. We maintained our leadership position with solid growth, especially in the UK, Mexico and Brazil.
•Trade & Working Capital Solutions: strong business growth across markets, especially in Europe, the US, Brazil and Asia.
We continued to support our clients, strengthening our capabilities in the global confirming and receivables platforms, which allowed us to maintain our leadership in these products. Likewise, commercial activity increased in structured trade, especially in Brazil, helping to gain market share and diversify into new sources of income.
•Corporate Finance: some sectors succeeded in maintaining greater dynamism, both in terms of number of conducted transactions and business and asset valuations. Of note were those related to energy transition and renewable energy. Similarly, in M&A regarding regulated electricity grids businesses, of note was the transaction announced by State Grid, the largest in the history of the electricity sector in Chile and the second largest in Latin America, where Santander acted as the buyer's financial advisor.

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Secondary segments
Business performance
The health crisis was virtually the sole conditioning factor in the year, which resulted in a significant increase in SCIB's balance sheet, mainly due to the increase in contingency lines and other financing solutions for our clients. During the second half of the year, however, as some economies began to recover slightly, contingency funding needs started to fall.
In the quarter, the volume of loans and advances to customers excluding reverse repos reached EUR 113,452 million, 9% higher than in December 2019 and 1% higher quarter-on-quarter.
Customer deposits excluding repos rose 29% since December to EUR 93,539 million, driven by higher liquidity from our clients.

Activity
December 2020. EUR billion and % change in constant euros

	+1%		-3%
	QoQ		QoQ
113		103
	+9%		+27%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Results (in constant euros)
In the year, underlying attributable profit was 23% higher at EUR 1,823 million, backed by double-digit growth in our core businesses, particularly Global Markets and Global Debt Finance.
•Total income growth spurred by the strong increase in net interest income (+20%), net fee income (+12%) and gains on financial transactions (+23%).
•Costs fell 3%, which enabled efficiency to improve 5 pp and net operating income to grow 30%.
•Sound revenue performance and prudent cost management was enough to fully absorb provisions growth.
Compared to the previous quarter, underlying attributable profit declined 37% as the improved performance of net interest income and net fee income were more than offset by lower gains on financial transactions (increased market value of counterparty credit risk - CVA-, loan portfolio sales at market value and lower volatility than in the third quarter). On the other hand, provisions increased sharply following the impact of covid-19 and single name charges.

Total income breakdown
EUR million and % change in constant euros

TOTAL
Capital & Other
Global Markets
Global Debt Financing
Global Transaction Banking
4,688
+15%*
5,397
353
+2%
1,754
+27%
1,507
+12%
1,783
+11%
2019
2020

(*) In euros: +3%

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	1,274	-7%	5,397	+15%
Expenses	-530	+8%	-2,069	-3%
Net operating income	744	-14%	3,328	+30%
LLPs	-176	+309%	-467	+210%
PBT	496	-37%	2,726	+17%
Underlying attrib. profit	330	-37%	1,823	+23%
Detailed financial information on page 75

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Secondary segments

WEALTH MANAGEMENT & INSURANCE

Highlights (changes in constant euros)
•In 2020, despite the challenges we faced this year and the prioritization of everyone's health and safety, we also accelerated various improvements in terms of processes, agility, close relationships with our clients and flexibility in our teams. The continued monitoring of and interaction with clients during the crisis enhanced communication through remote and digital channels.
•As a result, underlying attributable profit was 2% up compared to 2019.
•Total fee income generated, including that ceded to the branch network, amounted to EUR 3,108 million, in line with the previous year, and accounted for 31% of the Group's total (30% in 2019).
•Assets under management reached EUR 370 billion, in line with 2019, affected by custody valuation differences. Customer funds rose 8% in Private Banking and 1% in Santander Asset Management (SAM), which has recorded positive cumulative net sales since May.

EUR 868 Mn
Underlying attributable profit
Commercial activity
Within our strategy developed with the aim of becoming the best responsible wealth manager in Europe and Latin America, of note were:
•In Private Banking, positive net sales and business growth rates despite the market situation and the strong reduction of interest rates in the US, Latin America and the UK. Our goal was to complete the value proposition in all our countries, particularly in advisory services.
Regarding alternative funds, our value proposition is centred on selecting a range of funds from leading national and international management companies, notably the launches made through our international platform in Ireland. We continued to expand the ESG investment range via SAM and third party products, supported by the continuous training of our managers and advisers.
Launch of Future Wealth, a joint initiative with SAM, consisting of a platform to invest in leading innovation companies grouped into 18 disruptive themes (such as health, energy transition technology and smart cities) with the SAM Future Wealth fund as the core product.
We received numerous awards in 2020 from prestigious publications (Professional Wealth Manager, Euromoney, The Banker and Global Finance) for our technology, various business segments and local private banks in several countries.
The total volume of shared business across our markets reached EUR 6.8 billion, 34% more than 2019, mainly driven by the operations in Mexico, Chile, Miami and Switzerland.

Collaboration volumes
EUR million

6,800

•In Santander Asset Management we continued to improve and complete our product offering. Of note was growth in the the Santander GO range, with a volume of more than EUR 2.3 billion and the positive performance of our platform in Luxembourg, reaching EUR 8.2 billion. We are also working on the implementation of an alternative product offering with infrastructure funds and leasing, with the launch of the Alternative Leasing fund for SME machinery and equipment.
We continued our operational and technological transformation which involved in the implementation of the Aladdin platform, which has already been successfully rolled-out in six countries and virtually implemented in another three in Latin America.
We further progressed in our ESG strategy, becoming a member of the Principles for Responsible Investment (PRI) as well as the International Investors Group on Climate Change (IIGCC), which places us at the heart of a global community seeking to build a more sustainable financial system. We currently have over 20 ESG products and assets under management of EUR 6.9 billion (+90% vs. 2019).
•In Insurance, our main growth driver continued to be non-credit related business, which has a longer portfolio duration. We continued to increase the number of insurance policies distributed through our digital channels, which now account for 10% of the total sales volume.
In Latin America we continued to succesfully develop our auto-related business, working with various insurance companies and new mobility products. In Chile, we launched Grupo Santander's first On/Off insurance through Klare, our fully digital insurance broker, which allows customers to activate coverage on a daily basis. In Argentina we improved the end-to-end digital sales process for personal protection insurance (customers and non-customers).
In Europe, we introduced a new multi-risk insurance proposal for SMEs in Spain and Portugal through our joint venture with Mapfre. In the UK, we enchanced the digital experience for our tailored Home & Life insurance, optimizing the use of data to offer personalized products and simplify the purchasing process. In Poland, we have a new fully-digital life insurance offer, which had a great response among customers as it enables them to build their own tailored coverage.

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Secondary segments
Business performance
Total assets under management amounted to EUR 370 billion, in line with December 2019 in constant euros. In the quarter, growth was 4% and 10% compared to March 2020.

Business performance: SAM and Private Banking
December 2020. EUR billion and % change in constant euros

Note: Total assets marketed and/or managed in 2020 and 2019.
(*) Total adjusted customer funds of private banking managed by SAM. 2019 data Pro forma including Popular asset management Joint Ventures, fully integrated in 2020.

•In Private Banking, the volume of customer assets and liabilities grew 1% year-on-year to EUR 230 billion. This was mainly due to the impact of covid-19 in markets which particularly affected the custody business. However, quarter-on-quarter growth was 7% induced by market improvement and the strong commercial activity.
Underlying attributable profit in 2020 was EUR 414 million, down 2% compared to 2019 (excluding the exchange rate impact). Of note were Mexico, Poland, Brazil and Miami.
•In SAM, total assets under management increased 1% compared to 2019, despite the negative impact of markets driven by the covid-19 crisis. Cumulative net sales remained in positive figures since May, mainly in Chile, Luxembourg, Argentina and Mexico.
Underlying attributable profit was EUR 120 million, 16% lower year-on-year, conditioned by lower average volumes and margins. Of note was the performance in Mexico, Portugal and Argentina. Total contribution to the Group's profit (including ceded fee income) was EUR 494 million.
•In Insurance, the volume of gross written premiums amounted to EUR 7.9 billion (-3% year-on-year), affected by lower loan and savings activity derived from the crisis. Of note was the 9% growth in fee income generated by non-credit related protection business.
Despite lower activity, the underlying attributable profit generated in 2020 by the insurance business amounted to EUR 333 million, 18% higher than in 2019. Total contribution to profit (including ceded fee income) amounted to EUR 1,220 million.
Results
Underlying attributable profit was EUR 868 million in 2020, up 2% year-on-year:
•Total income increased mainly driven by net fee income (+7%) due to the greater contribution from private banking and insurance.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 3,108 million and represented 31% of the Group's total.

Total fee income generated
EUR million

3,108
•Operating expenses were in line with 2019, due to the optimization measures that absorbed the impact of the investments carried out.
•As a result, net operating income increased 6%.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 2,145 million in 2020, 2% lower than in 2019.
Underlying attributable profit in the fourth quarter increased by 27% quarter-on-quarter, reflecting the gradual recovery in activity since the months of strongest impact from the health crisis in the first half of the year.

Total profit contribution
EUR million and % change in constant euros
Q4'20		2020

	585		2,145
+13%	/ Q3'20	-2%	/ 2019

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019
Revenue	568	+15%	2,135	+3%
Expenses	-227	+6%	-906	0%
Net operating income	341	+21%	1,229	+6%
LLPs	-6	-41%	-28	—
PBT	342	+27%	1,199	+3%
Underlying attrib. profit	246	+27%	868	+2%
Detailed financial information on page 76

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Secondary segments

SANTANDER GLOBAL PLATFORM (SGP)

Highlights (changes in constant euros)
•The development of global payments and financial solutions for enterprises and individuals in high-growth and large addressable markets continues to be a top priority for Grupo Santander.
•Despite the covid-19 environment, in the fourth quarter we delivered significant progress on our plan, expanding our global payments technology platforms both in terms of adding new services and functionalities and also by reaching new customers.
•We continued to focus on accelerating growth in three business areas: Merchant Solutions, Trade Solutions and Consumer Solutions.

Strategy
Grupo Santander is recognized as one of the best global payments providers, and we aspire to continue offering faster and better solutions to all our customers. These solutions are being developed based on customer experience and to drive loyalty. We offer these solutions to both our banks (B2C) and third parties (B2B2C), generating significant new revenue opportunities and expanding our customer base to new customers and geographies.
The three business areas continued to advance in the last quarter according to the plan:
Merchant solutions (Global Merchant Services) our initiative to create a global acquiring business under the Getnet global brand based on a single open platform provides end-to-end payments solutions for merchants, ranging from accepting payments to value-added services.
In the fourth quarter, Getnet Brazil achieved record growth in online transactions of 200% during Black Friday sales over the same period of the previous year, reaching 30% market share. Getnet platform developments continued to incorporate additional functionalities.
At the end of 2020, Getnet reached an agreement to acquire several highly-specialized technology assets and teams from the merchant payments business from Wirecard in Europe. This acquisition will further reinforce and accelerate Getnet´s growth plans in the region.

Trade Solutions (Global Trade Services), the Group's strategic initiative to develop the global platform OneTrade, provides the range of services needed to trade internationally including international payments, FX, international treasury management and foreign trade.
In the fourth quarter, Santander customers in Portugal and Colombia were connected to the OneTrade platform, which already included customers from Brazil, Spain, the UK and Chile. With the latest roll outs, more than 150,000 companies have now access to the new offering.
Regarding new services added to the OneTrade platform, in the last quarter the new internal FX and liquidity model to support services was deployed and tested for transactions between the UK and Spain. This service will be rolled out and extended to other countries and currencies in the next two quarters.

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Secondary segments
Consumer Solutions (Superdigital), our financial inclusion platform for individuals offers basic financial services simply and flexibly, serving the financial needs of the underbanked in Latin America.
As of the last quarter, our new global Superdigital platform, that efficiently supports operations in different countries, is being rolled out across Latin America, starting with Brazil and then to Argentina, Uruguay, Colombia, Peru, Chile and Mexico.
Superdigital Brazil's active customers increased 25% and the value of transactions rose by about 60% in the year.

Other activities in SGP
Openbank, our full-service digital bank offers current accounts and cards offered by neobanks, but successfully sells loans and mortgages, and offers a state-of-the-art robo-advisory and open platform brokerage services.
Currently, Openbank is active in Spain, the Netherlands, Germany and Portugal. In July, it was granted its banking licence to operate in Argentina and is expected to start operations in the first half of 2021.
In 2020, Openbank increased its loan book of digital mortgages and UPLs by 31.2% year-on-year, deposits by 15.4% and new customers in the period by 107% compared with 2019.

The number of customers with investment products increased by 31% and the number of securities transactions rose by 131%. Loyal customers keep showing a leading industry benchmark engagement ratio of 4.5 products per customer. As a result of the strong business results, fee income increased 38% year-on-year.

Results
Looking at SGP's activity in 2020 in a broad sense, i.e. if, in addition to considering the results generated by the digital platforms, 50% of the results generated by the countries on the products related with the platform are also included, revenue of SGP as secondary segment was EUR 994 million in and pro forma underlying attributable profit was positive at EUR 39 million.
This is the net result of two components. On the one hand, the investment in building the platforms, where most of the spend is concentrated, and also where we are making progress in developing technology, process improvements and designing new services. On the other hand, 50% of the profit obtained from commercial relationships with our customers.
We regularly assess the market valuations of the businesses included in SGP, based on multiples of comparable companies, to ensure our investments in digital are creating value.

Underlying income statement
EUR million and % change in constant euros
	Q4'20	/ Q3'20	2020	/ 2019

Revenue	247	+5%	994	+9%
Expenses	-225	+2%	-816	+21%
Net operating income	21	+32%	178	-25%
LLPs	-15	+189%	-39	-17%
PBT	3	-39%	130	-30%
Underlying attrib. profit	-22	—	39	-55%
Detailed financial information on page 76

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RESPONSIBLE BANKING

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.
In order to meet our commitment to be a more responsible bank and help society address the main global issues, we are incorporating social-environmental and good governance surrounding decision making criteria to respond to two challenges: adapt to the new business environment and contribute to more inclusive and sustainable growth. In 2019 we set the following goals for the coming years:

Santander Responsible Banking targets
More information on our public commitments in responsible banking can be found on our website.

(*) Provisional data, not audited.
1.According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).
2.Senior positions represent 1% of total workforce.
3.Calculation of equal pay gap compares employees of the same job, level and function.
4.People (unbanked, underbanked or financially vulnerable), who are financially empowered through social investment products, services and initiatives, gain access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
5.Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn.
6.In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
7.People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).
8.Excluded Santander Universities and financial education initiatives.

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2020 highlights

Grupo Santander continued to focus on supporting its employees, customers and society as a whole to mitigate the effects of the covid-19 pandemic, through the implementation of contingency plans in the countries where it operates.
Great Place to Work listed us among its 25 best companies in the world to work for, and we received the World’s Best Bank for Diversity and Inclusion award by Euromoney and the Top Employers 2020 certification in various markets where Santander is present.

We continued to embed ESG (Environmental, Social and Governance) aspects in our operations. The most relevant were:

As part of our corporate commitment to the environment, Santander continued financing green alternatives and renewable energies in its different countries.
We reached EUR 32.6 billion of green financing[1], in line with our commitment to reach EUR 120 billion by 2025. In addition, Banco Santander S.A. issued its second EUR 1 bn green bond to finance or refinance renewable energy projects (wind and solar) under the Global Sustainable Bond Framework.
We also joined the Taskforce on Scaling Voluntary Carbon Markets and Santander Corporate & Investment Banking created the global ESG solutions team to support its clients in the transition to a low-carbon economy.
In addition, we continued to work on the implementation of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) on environmental and climate risks, analyzing the sectors of the portfolio most exposed to climate risk, conducting for the second consecutive year an analysis of the alignment of our energy and extraction portfolio and defining transition pathways.
As for our environmental footprint, 63% of the energy we consume comes from renewable sources[2] and we reduced the amount of single-use plastic by 98%[2].

Following our financial inclusion initiatives, we financially empowered 4.5 million people[1] and helped 1 million micro-entrepreneurs[2] in 2020 for a total amount of EUR 469 million. We provided access to financial services[2] to 904,000 people and financial education[2] to 609,000.
We signed a deal with Correos in Spain to provide basic financial services in the country's rural areas.
In addition, we created a financial education section on our corporate website, to call attention to all our financial education initiatives in the countries where we operate.
We continued to invest in the communities in which we operate, helping more than 3.8 million people[1] and granting 200,000 scholarships[1].
Regarding our diversity and inclusion commitments, in 2020, 23.7% of executive positions[2] were held by women and reached 1.5% regarding the gender pay gap[2].

Note: 2020 provisional data (1) Non-audited 2019 - 2020 data. (2) Non-audited data.

We also continue to be part of several sustainability indices, providing non-financial information to markets, investors and ESG analysts.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à    October 2020 General Shareholders' Meeting
The general shareholders’ meeting was held on 27 October 2020, at the headquarters of Boadilla del Monte (Madrid). Some shareholders attended the meeting physically, but the majority participated using the software applications to remotely attend the meeting established in the Bank’s bylaws and regulations for the general shareholders’ meeting to guarantee the rights of all shareholders to participate and to vote at the general meeting. The meeting was attended by a total of 471,495 shareholders, among those present and represented, with 10,027,723,118 shares. The quorum was therefore 60.34% of the Bank’s share capital
The agreements submitted to a vote received an average 99.15% of favourable votes, having approved, among other agreements: the proposal of application of results obtained during financial year 2019, a fully-paid capital increase to enable the distribution of new shares equivalent to EUR 0.10 per share as a complementary payment from 2019, a cash payment of EUR 0.10 per share, to be paid in 2021, with a resulting charge to share premium reserves, which is conditional upon certain conditions, and the appointment of Mr Ramón Martín Chávez as a new independent director, replacing Ms Esther Giménez-Salinas.
à    Capital increase. Amendment to bylaws
On 12 November, the Bank's executive committee agreed to execute the capital increase against reserves approved by the Bank's ordinary general shareholders' meeting. The increase amounted to EUR 361,263,360 and was carried out by issuing and placing into circulation 722,526,720 ordinary shares, and was executed to enable the distribution of new shares equivalent to EUR 0.10 per share announced on 29 July 2020. Following the capital increase, the share capital of Banco Santander amounts to EUR 8,670,320,651, represented by 17,340,641,302 shares. After registering the capital increase and amending Article 5 of the bylaws on the Commercial Registry, new shares began to be listed on the Spanish stock exchanges on 11 December.
à    Amendments to the Rules and Regulations of the board of directors
The board approved the final amendment to the Rules and Regulations of the Board of Directors at its 22 December 2020 meeting, to adapt them to the review of certain recommendations of the Good Governance Code of Listed Companies carried out in June 2020 by the CNMV. The main changes were:
•Include age diversity as a criterion to be considered in the qualitative composition of the board.
•The introduction of more detailed regulation regarding our whistleblowing channel, also available to non-bank employees through a confidential and anonymous process and coordinating its supervision by the audit and the risk, regulation and compliance committees.
•Clearly define the collaboration between the audit committee and the responsible banking, sustainability and culture committee in the supervision and evaluation of the process of production and presentation of non-financial information.
•Establish that the responsible banking, sustainability and culture committee will be formed exclusively by non-executive directors.
à    Changes to the board
On 27 October, the general shareholder's meeting approved the appointment of Mr Ramón Martín Chávez as an independent director.
As of 22 December, Banco Santander's board of directors has resolved, at the proposal of the appointments committee, to appoint Ms Gina Diez as a new independent director, filling the vacancy left by Mr Rodrigo Echenique Gordillo. Her appointment will be submitted for ratification at the next general shareholders’ meeting.
à    Changes in the composition of the board's committees
After joining the Board of Directors on 27 October, Mr Ramón Martin Chávez was appointed a member of the appointments, remuneration, risk supervision, regulation and compliance, and innovation and technology committees, of which he was appointed chairman.
Following the amendments to the boards bylaws, Ms Ana Botín is no longer a member of the responsible banking, sustainability and culture committee, since, as mentioned above, all the members of this committee must be non-executive directors.

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SANTANDER SHARE
In December, shareholders received the new shares related to the share capital increase, equivalent to EUR 0.10 per share, as a complementary payment from 2019. Each shareholder received a free allotment right of new shares for each share they hold and had the option of either selling to the market or receiving new shares. As a result, total remuneration for 2019 rose to EUR 0.20 per share.
Regarding the dividend payment against 2020, the board of directors intends for the final remuneration to be EUR 0.0275 per share in cash. This is the maximum allowed according to the limits established by the European Central Bank (ECB) in its recommendation 2020/63 on 15 December.
The board’s intention is to restore in the mid-term a payout of 40-50% of the underlying profit. With respect to the remuneration against 2021 results, the intention is, in line with the announcement made in April 2020, to maintain the suspension of the dividend policy while the above mentioned ECB recommendation applies.
àShare price performance(1)
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI. The measures adopted by governments to contain the health crisis resulting from the fast spread of covid-19 had a very severe effect on economic activity, causing an unprecedented fall in GDP in the first half of the year. The rapid adoption of monetary policy measures by central banks, together with the fiscal stimulus support packages that governments put in place, succeeded to counter the economic slowdown and reduce financial tensions.
The processes of relaxation of confinement measures, enabled the recovery of confidence and economic activity in the third quarter, which, was slower than expected at the end of the quarter due to new outbreaks and the consequent fear of new confinement measures, dragging the stock markets down.

During the year, the main indices performed better than the banking sector, the latter being influenced by the recommendation at the start of the pandemic by central banks, such as the ECB, the Bank of England and the Fed, to limit dividend distributions and share buybacks. In December, they relaxed the restrictions, but while the Fed allowed share buybacks to resume, the Bank of England limited its dividend payments to 25% of pay-out, and the ECB set limits of 15% of payout until September 2021.
As a result, in Spain, the Ibex 35 was down 15.5% and, in Europe, the DJ Stoxx 50 was down 8.7% in the year. DJ Stoxx Banks fell 24.5% and MSCI World Banks was down 14.2%. Santander's share price fell 29.0%, to end the year at EUR 2.538.
However, numerous vaccination announcements since November increased optimism, which led to a strong rotation of portfolios towards more cyclical sectors, notably the banking sector, and a strong increase in share prices. The main European banking index, the DJ Stoxx Banks, rose 30.9% in the quarter, compared to 20.2% for the Ibex 35 and 28.8% for the MSCI World Banks. Santander's share price stood out during this period with a rise of 65.6%.

Share price (1)

START 31/12/2019	END 31/12/2020
€3.575	€2.538

Maximum 17/02/2020	Minimum 24/09/2020
€3.799	€1.439

(1) Adjusted for the December 2020 capital increase

Comparative share performance

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àMarket capitalization and trading
As at 31 December 2020, Santander was the second largest bank in the Eurozone by market capitalization and the 32nd in the world among financial entities (EUR 44,011 million).
The share’s weighting in the DJ Stoxx Banks index was 7.6% and 14.0% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-December was 10.4%.
A total of 19,080 million shares were traded in the year for an effective value of EUR 45,034 million and a liquidity ratio of 115%.
The daily trading volume was 74 million shares with an effective value of EUR 175 million.
àShareholder base
The total number of Santander shareholders at 31 December 2020 was 4,018,817, of which 3,708,253 were European (76.03% of the capital stock) and 293,103 from the Americas (22.32% of the capital stock).
Excluding the board, which holds 1.05% of the Bank’s capital stock, retail shareholders account for 40.85% and institutional shareholders account for 58.10%.
In a complicated environment derived from the health crisis, the Group has carried out various measures to protect its stakeholders. Our priorities were to protect the health of our employees, ensure the continuity of service to customers and foster their economic resilience, while we kept all channels open with our shareholders and investors to boost their confidence, which is reflected in an increase of almost 30,000 new shareholders in the year.

Share capital distribution by geographic area
December 2020
The Americas	Europe	Other
22.32%	76.03%	1.65%

2nd	Bank in the Eurozone by market capitalization
EUR 44,011 million

The Santander share
December 2020

Shares and trading data
Shares (number)	17,340,641,302
Average daily turnover (number of shares)	74,242,652
Share liquidity (%)	115
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.67
Free float (%)	99.84

Share capital distribution by type of shareholder
December 2020

Institutional:
58.10%
Board (*):
1.05%
Retail:
40.85%

(*) Shares owned or represented by directors.

54	January - December 2020

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Financial report     January - December 2020

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Group financial information

Net fee income. Consolidated
EUR million
	Q4'20	Q3'20	Change (%)	2020	2019	Change (%)
Fees from services	1,378	1,349	2.1	5,648	7,033	(19.7)
Wealth management and marketing of customer funds	873	835	4.6	3,416	3,815	(10.5)
Securities and custody	205	239	(14.2)	951	931	2.1
Net fee income	2,456	2,423	1.4	10,015	11,779	(15.0)

Operating expenses. Consolidated
EUR million
	Q4'20	Q3'20	Change (%)	2020	2019	Change (%)
Staff costs	2,666	2,628	1.4	10,761	12,141	(11.4)
Other general administrative expenses	1,873	1,764	6.2	7,404	8,138	(9.0)
Information technology	524	530	(1.1)	2,075	2,161	(4.0)
Communications	113	114	(0.9)	473	518	(8.7)
Advertising	135	123	9.8	517	685	(24.5)
Buildings and premises	164	177	(7.3)	725	859	(15.6)
Printed and office material	24	22	9.1	100	116	(13.8)
Taxes (other than tax on profits)	148	134	10.4	534	522	2.3
Other expenses	765	664	15.2	2,980	3,277	(9.1)
Administrative expenses	4,539	4,392	3.3	18,165	20,279	(10.4)
Depreciation and amortization	702	681	3.1	2,802	3,001	(6.6)
Operating expenses	5,241	5,073	3.3	20,967	23,280	(9.9)

Operating means. Consolidated
	Employees			Branches
	Dec-20	Dec-19	Change	Dec-20	Dec-19	Change
Europe	83,976	86,574	(2,598)	4,846	5,336	(490)
Spain	26,961	27,630	(669)	2,939	3,235	(296)
Santander Consumer Finance	14,376	14,448	(72)	352	416	(64)
United Kingdom	22,931	24,490	(1,559)	564	616	(52)
Portugal	6,336	6,582	(246)	477	542	(65)
Poland	10,582	11,049	(467)	502	515	(13)
Other	2,790	2,375	415	12	12	—
North America	38,371	37,866	505	1,958	2,043	(85)
US	16,125	17,372	(1,247)	585	621	(36)
Mexico	22,246	20,494	1,752	1,373	1,422	(49)
South America	65,252	69,508	(4,256)	4,431	4,572	(141)
Brazil	43,258	46,682	(3,424)	3,571	3,656	(85)
Chile	10,835	11,580	(745)	346	375	(29)
Argentina	9,159	9,178	(19)	408	438	(30)
Other	2,000	2,068	(68)	106	103	3
Santander Global Platform	1,898	820	1,078	1	1	—
Corporate Centre	1,692	1,651	41
Total Group	191,189	196,419	(5,230)	11,236	11,952	(716)

Net loan-loss provisions. Consolidated
EUR million
	Q4'20	Q3'20	Change (%)	2020	2019	Change (%)
Non-performing loans	3,015	2,811	7.3	13,403	10,911	22.8
Country-risk	(3)	1	—	(9)	(4)	125.0
Recovery of written-off assets	(401)	(277)	44.8	(1,221)	(1,586)	(23.0)
Net loan-loss provisions	2,611	2,535	3.0	12,173	9,321	30.6

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Dec-20	Dec-19	Absolute	%	Dec-18
Commercial bills	37,459	37,753	(294)	(0.8)	33,301
Secured loans	503,014	513,929	(10,915)	(2.1)	478,068
Other term loans	269,143	267,154	1,989	0.7	265,696
Finance leases	36,251	35,788	463	1.3	30,758
Receivable on demand	7,903	7,714	189	2.5	8,794
Credit cards receivable	19,507	23,876	(4,369)	(18.3)	23,083
Impaired assets	30,815	32,543	(1,728)	(5.3)	34,218
Gross loans and advances to customers (excl. reverse repos)	904,092	918,757	(14,665)	(1.6)	873,918
Reverse repos	35,702	45,703	(10,001)	(21.9)	32,310
Gross loans and advances to customers	939,794	964,460	(24,666)	(2.6)	906,228
Loan-loss allowances	23,595	22,242	1,353	6.1	23,307
Loans and advances to customers	916,199	942,218	(26,019)	(2.8)	882,921

Total funds. Consolidated
EUR million
			Change
	Dec-20	Dec-19	Absolute	%	Dec-18
Demand deposits	642,897	588,533	54,364	9.2	548,711
Time deposits	171,939	196,921	(24,982)	(12.7)	199,025
Mutual funds	164,802	180,405	(15,603)	(8.6)	157,888
Customer funds	979,638	965,859	13,779	1.4	905,624
Pension funds	15,577	15,878	(301)	(1.9)	15,393
Managed portfolios	26,438	30,117	(3,679)	(12.2)	26,785
Repos	34,474	38,911	(4,437)	(11.4)	32,760
Total funds	1,056,127	1,050,765	5,362	0.5	980,562

Eligible capital (phased in) [1]. Consolidated
EUR million
			Change
	Dec-20	Dec-19	Absolute	%	Dec-18
Capital stock and reserves	125,449	120,260	5,189	4.3	114,147
Attributable profit	(8,771)	6,515	(15,287)	—	7,810
Dividends	(478)	(3,423)	2,945	(86.0)	(3,292)
Other retained earnings	(35,345)	(25,385)	(9,959)	39.2	(23,022)
Minority interests	6,669	6,441	228	3.5	6,981
Goodwill and intangible assets	(15,711)	(28,478)	12,767	(44.8)	(28,644)
Other deductions	(2,415)	(5,432)	3,017	(55.5)	(6,018)
Core CET1	69,399	70,497	(1,099)	(1.6)	67,962
Preferred shares and other eligible T1	9,102	9,039	63	0.7	9,754
Tier 1	78,501	79,536	(1,036)	(1.3)	77,716
Generic funds and eligible T2 instruments	12,514	11,531	983	8.5	11,009
Eligible capital	91,015	91,067	(52)	(0.1)	88,725
Risk-weighted assets	562,580	605,244	(42,664)	(7.0)	592,319

CET1 capital ratio	12.34	11.65	0.69	5.92	11.47
T1 capital ratio	13.95	13.14	0.81	6.16	13.12
Total capital ratio	16.18	15.05	1.13	7.51	14.98
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Without it, the fully-loaded ratio is 11.89%. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

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Financial information by segment

EUROPE						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	3,710	4.5	4.6	14,046	(1.1)	—
Net fee income	1,162	—	0.1	4,737	(9.9)	(9.4)
Gains (losses) on financial transactions (1)	188	(44.3)	(44.0)	884	(14.6)	(14.2)
Other operating income	(74)	—	—	26	(94.9)	(94.9)
Total income	4,987	(3.3)	(3.1)	19,693	(6.2)	(5.4)
Administrative expenses and amortizations	(2,534)	(0.3)	(0.3)	(10,314)	(6.6)	(5.8)
Net operating income	2,453	(6.1)	(5.9)	9,379	(5.8)	(4.8)
Net loan-loss provisions	(1,131)	18.3	18.3	(4,299)	133.8	136.3
Other gains (losses) and provisions	(362)	84.9	84.7	(914)	18.9	20.1
Profit before tax	959	(34.4)	(34.1)	4,167	(43.3)	(42.7)
Tax on profit	(234)	(42.4)	(42.2)	(1,132)	(42.8)	(42.3)
Profit from continuing operations	725	(31.2)	(30.9)	3,035	(43.5)	(42.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	725	(31.2)	(30.9)	3,035	(43.5)	(42.9)
Non-controlling interests	(91)	(15.3)	(14.9)	(379)	(23.2)	(22.1)
Underlying attributable profit to the parent	634	(33.1)	(32.8)	2,656	(45.6)	(45.0)

Balance sheet
Loans and advances to customers	675,895	0.4	—	675,895	(0.1)	2.6
Cash, central banks and credit institutions	224,793	(1.2)	(1.4)	224,793	24.6	26.2
Debt instruments	86,925	(1.9)	(2.0)	86,925	(16.7)	(15.2)
Other financial assets	48,266	(9.0)	(8.9)	48,266	(10.4)	(10.2)
Other asset accounts	41,658	(8.3)	(8.4)	41,658	0.5	2.2
Total assets	1,077,537	(0.9)	(1.3)	1,077,537	1.9	4.2
Customer deposits	622,826	1.6	1.2	622,826	3.7	6.4
Central banks and credit institutions	208,408	(3.4)	(3.4)	208,408	9.8	11.2
Marketable debt securities	120,166	(4.6)	(5.3)	120,166	(10.0)	(7.4)
Other financial liabilities	55,919	(9.5)	(9.5)	55,919	(8.0)	(7.7)
Other liabilities accounts	15,635	(2.3)	(2.7)	15,635	(4.6)	(2.6)
Total liabilities	1,022,954	(0.9)	(1.2)	1,022,954	2.2	4.5
Total equity	54,583	(1.4)	(1.7)	54,583	(2.8)	(0.1)

Memorandum items:
Gross loans and advances to customers (2)	658,471	1.6	1.2	658,471	1.2	3.9
Customer funds	696,427	2.2	1.8	696,427	3.8	6.1
Customer deposits (3)	603,450	1.5	1.1	603,450	3.8	6.4
Mutual funds	92,977	6.5	6.4	92,977	3.7	4.6

Ratios (%) and operating means
Underlying RoTE	5.25	(2.58)		5.48	(4.51)
Efficiency ratio	50.8	1.5		52.4	(0.2)
NPL ratio	3.15	0.02		3.15	(0.10)
NPL coverage	57.3	1.5		57.3	7.5
Number of employees	83,976	(1.1)		83,976	(3.0)
Number of branches	4,846	(4.2)		4,846	(9.2)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Spain				Q
EUR million
		/ Q3'20		/ 2019
Underlying income statement	Q4'20%		2020	%
Net interest income	1,067	3.2	3,957	1.0
Net fee income	573	2.0	2,314	(6.7)
Gains (losses) on financial transactions (1)	180	(7.3)	781	(25.4)
Other operating income	(188)	—	(269)	—
Total income	1,632	(9.3)	6,782	(9.6)
Administrative expenses and amortizations	(873)	(2.2)	(3,607)	(10.3)
Net operating income	759	(16.4)	3,175	(8.9)
Net loan-loss provisions	(611)	36.1	(2,001)	133.7
Other gains (losses) and provisions	(128)	14.6	(459)	0.9
Profit before tax	20	(94.4)	715	(67.1)
Tax on profit	1	—	(199)	(66.2)
Profit from continuing operations	20	(91.8)	516	(67.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	20	(91.8)	516	(67.4)
Non-controlling interests	—	—	—	—
Underlying attributable profit to the parent	20	(91.9)	517	(67.4)

Balance sheet
Loans and advances to customers	194,239	0.7	194,239	4.9
Cash, central banks and credit institutions	113,518	1.1	113,518	44.9
Debt instruments	21,654	(0.5)	21,654	(36.8)
Other financial assets	2,671	3.9	2,671	91.8
Other asset accounts	22,438	(1.3)	22,438	(6.1)
Total assets	354,521	0.6	354,521	9.7
Customer deposits	251,375	0.4	251,375	4.6
Central banks and credit institutions	48,305	1.6	48,305	91.4
Marketable debt securities	26,068	(0.3)	26,068	(2.9)
Other financial liabilities	9,344	18.9	9,344	4.2
Other liabilities accounts	4,112	2.5	4,112	(21.3)
Total liabilities	339,203	1.0	339,203	10.6
Total equity	15,318	(6.5)	15,318	(6.6)

Memorandum items:
Gross loans and advances to customers (2)	200,735	0.9	200,735	4.9
Customer funds	320,879	1.4	320,879	3.9
Customer deposits (3)	251,375	0.4	251,375	4.7
Mutual funds	69,503	4.9	69,503	1.3

Ratios (%) and operating means
Underlying RoTE	0.51	(5.62)	3.30	(7.18)
Efficiency ratio	53.5	3.9	53.2	(0.4)
NPL ratio	6.23	0.25	6.23	(0.71)
NPL coverage	47.1	1.1	47.1	6.0
Number of employees	26,961	(0.3)	26,961	(2.4)
Number of branches	2,939	(5.5)	2,939	(9.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Santander Consumer Finance						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	961	1.6	1.8	3,832	(0.4)	1.2
Net fee income	199	(2.9)	(2.8)	750	(8.8)	(8.4)
Gains (losses) on financial transactions (1)	19	202.6	202.6	21	—	—
Other operating income	43	10.9	10.6	82	74.4	77.2
Total income	1,223	2.2	2.4	4,685	(0.5)	0.9
Administrative expenses and amortizations	(515)	6.4	6.6	(1,981)	(2.8)	(1.5)
Net operating income	708	(0.6)	(0.4)	2,703	1.2	2.8
Net loan-loss provisions	(186)	(11.8)	(11.6)	(899)	88.6	92.3
Other gains (losses) and provisions	10	—	—	65	217.7	199.4
Profit before tax	532	8.9	9.0	1,869	(15.6)	(14.4)
Tax on profit	(132)	(0.8)	(0.6)	(505)	(15.6)	(14.6)
Profit from continuing operations	399	12.5	12.7	1,364	(15.6)	(14.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	399	12.5	12.7	1,364	(15.6)	(14.3)
Non-controlling interests	(76)	6.6	6.7	(280)	(7.8)	(7.6)
Underlying attributable profit to the parent	324	14.0	14.2	1,085	(17.4)	(15.9)

Balance sheet
Loans and advances to customers	101,043	2.5	1.8	101,043	(1.2)	(0.2)
Cash, central banks and credit institutions	11,297	7.0	5.7	11,297	36.8	38.4
Debt instruments	5,658	1.8	1.4	5,658	77.0	82.3
Other financial assets	29	1.6	1.0	29	(12.5)	(11.6)
Other asset accounts	4,961	(5.8)	(6.1)	4,961	24.0	25.2
Total assets	122,987	2.5	1.8	122,987	4.4	5.6
Customer deposits	39,488	1.9	1.0	39,488	(0.3)	1.1
Central banks and credit institutions	32,729	7.1	6.6	32,729	30.1	31.2
Marketable debt securities	34,554	0.4	(0.2)	34,554	(6.0)	(5.3)
Other financial liabilities	1,175	(16.9)	(17.2)	1,175	(16.9)	(16.1)
Other liabilities accounts	3,763	(2.2)	(2.5)	3,763	(2.7)	(1.9)
Total liabilities	111,709	2.5	1.8	111,709	4.6	5.7
Total equity	11,279	2.5	1.6	11,279	3.1	4.8

Memorandum items:
Gross loans and advances to customers (2)	103,734	2.4	1.8	103,734	(1.0)	—
Customer funds	39,488	1.9	1.0	39,488	(0.3)	1.1
Customer deposits (3)	39,488	1.9	1.0	39,488	(0.3)	1.1
Mutual funds	—	—	—	—	—	—

Ratios (%) and operating means
Underlying RoTE	14.83	1.52		12.52	(2.74)
Efficiency ratio	42.1	1.7		42.3	(1.0)
NPL ratio	2.36	(0.14)		2.36	0.06
NPL coverage	111.0	2.8		111.0	4.9
Number of employees	14,376	—		14,376	(0.5)
Number of branches	352	(1.7)		352	(15.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	1,063	8.9	8.7	3,808	0.5	1.9
Net fee income	99	(15.9)	(16.1)	506	(41.6)	(40.8)
Gains (losses) on financial transactions (1)	(35)	—	—	(26)	—	—
Other operating income	19	144.1	138.4	51	(17.1)	(16.0)
Total income	1,146	2.6	2.4	4,339	(8.2)	(7.0)
Administrative expenses and amortizations	(626)	(3.0)	(3.3)	(2,642)	(6.8)	(5.6)
Net operating income	519	10.2	10.2	1,697	(10.3)	(9.1)
Net loan-loss provisions	(114)	(39.4)	(39.0)	(733)	190.0	194.0
Other gains (losses) and provisions	(151)	315.3	308.7	(267)	44.9	46.8
Profit before tax	253	3.1	3.6	697	(52.1)	(51.4)
Tax on profit	(38)	(37.6)	(36.9)	(146)	(58.9)	(58.4)
Profit from continuing operations	215	16.6	17.0	551	(49.9)	(49.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	215	16.6	17.0	551	(49.9)	(49.2)
Non-controlling interests	(3)	(33.9)	(33.7)	(21)	(4.9)	(3.7)
Underlying attributable profit to the parent	212	18.0	18.5	530	(50.8)	(50.2)

Balance sheet
Loans and advances to customers	261,062	0.6	(0.5)	261,062	(4.6)	0.7
Cash, central banks and credit institutions	54,576	16.5	15.2	54,576	38.8	46.5
Debt instruments	11,527	(17.1)	(18.0)	11,527	(42.9)	(39.7)
Other financial assets	712	(59.9)	(60.3)	712	(24.4)	(20.3)
Other asset accounts	9,173	(9.2)	(10.2)	9,173	7.9	13.9
Total assets	337,050	1.5	0.4	337,050	(1.6)	3.9
Customer deposits	232,923	3.4	2.2	232,923	1.6	7.2
Central banks and credit institutions	29,302	14.4	13.2	29,302	16.9	23.3
Marketable debt securities	52,562	(9.7)	(10.7)	52,562	(18.3)	(13.8)
Other financial liabilities	2,448	(21.6)	(22.5)	2,448	(8.3)	(3.2)
Other liabilities accounts	4,624	1.9	0.7	4,624	4.9	10.7
Total liabilities	321,860	1.6	0.5	321,860	(1.2)	4.3
Total equity	15,189	(0.3)	(1.4)	15,189	(8.6)	(3.5)

Memorandum items:
Gross loans and advances to customers (2)	242,090	1.7	0.5	242,090	(2.9)	2.5
Customer funds	223,270	3.2	2.0	223,270	2.0	7.6
Customer deposits (3)	215,332	3.0	1.9	215,332	2.2	7.9
Mutual funds	7,938	7.0	5.8	7,938	(3.4)	2.0

Ratios (%) and operating means
Underlying RoTE	6.31	0.97		3.85	(3.43)
Efficiency ratio	54.7	(3.1)		60.9	0.9
NPL ratio	1.21	(0.09)		1.21	0.20
NPL coverage	47.9	3.4		47.9	11.4
Number of employees	22,931	(3.0)		22,931	(6.4)
Number of branches	564	0.0		564	(8.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Portugal				Q
EUR million
		/ Q3'20		/ 2019
Underlying income statement	Q4'20%		2020	%
Net interest income	195	1.1	787	(8.1)
Net fee income	103	9.1	388	(0.6)
Gains (losses) on financial transactions (1)	6	(60.7)	111	0.2
Other operating income	13	30.5	10	(41.8)
Total income	317	1.5	1,296	(5.7)
Administrative expenses and amortizations	(149)	2.1	(590)	(5.3)
Net operating income	168	1.0	706	(6.1)
Net loan-loss provisions	(42)	(11.4)	(193)	—
Other gains (losses) and provisions	7	733.4	(29)	213.4
Profit before tax	133	11.0	483	(35.5)
Tax on profit	(38)	3.6	(145)	(35.2)
Profit from continuing operations	95	14.2	339	(35.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	95	14.2	339	(35.7)
Non-controlling interests	—	(69.2)	—	(76.4)
Underlying attributable profit to the parent	95	14.3	338	(35.5)

Balance sheet
Loans and advances to customers	38,058	1.2	38,058	7.5
Cash, central banks and credit institutions	5,819	(14.5)	5,819	24.5
Debt instruments	11,569	(0.9)	11,569	(8.0)
Other financial assets	1,487	(0.3)	1,487	(12.3)
Other asset accounts	1,475	(14.8)	1,475	(16.6)
Total assets	58,408	(1.5)	58,408	4.1
Customer deposits	39,881	(0.7)	39,881	1.6
Central banks and credit institutions	9,974	2.5	9,974	24.6
Marketable debt securities	2,520	(23.0)	2,520	(25.5)
Other financial liabilities	249	(6.0)	249	(9.8)
Other liabilities accounts	1,643	(9.7)	1,643	8.4
Total liabilities	54,267	(1.8)	54,267	3.5
Total equity	4,141	2.7	4,141	12.3

Memorandum items:
Gross loans and advances to customers (2)	39,054	1.1	39,054	7.5
Customer funds	43,133	(0.1)	43,133	1.9
Customer deposits (3)	39,881	(0.7)	39,881	1.6
Mutual funds	3,252	9.1	3,252	6.1

Ratios (%) and operating means
Underlying RoTE	9.37	0.87	8.73	(4.07)
Efficiency ratio	47.0	0.3	45.5	0.2
NPL ratio	3.89	(0.36)	3.89	(0.94)
NPL coverage	66.5	2.2	66.5	13.7
Number of employees	6,336	(1.5)	6,336	(3.7)
Number of branches	477	(4.4)	477	(12.0)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - December 2020

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Financial information by segment

Poland						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	243	(1.2)	0.2	1,037	(11.4)	(8.5)
Net fee income	120	7.2	8.5	452	(3.1)	0.2
Gains (losses) on financial transactions (1)	26	(26.0)	(24.9)	90	(3.3)	—
Other operating income	(1)	—	—	(55)	327.6	341.9
Total income	388	(1.5)	(0.2)	1,524	(11.3)	(8.3)
Administrative expenses and amortizations	(154)	(4.1)	(2.8)	(629)	(9.3)	(6.2)
Net operating income	234	0.3	1.6	895	(12.6)	(9.7)
Net loan-loss provisions	(81)	23.2	24.7	(330)	52.2	57.3
Other gains (losses) and provisions	(87)	174.1	175.3	(195)	54.4	59.5
Profit before tax	66	(51.4)	(50.3)	370	(45.7)	(43.9)
Tax on profit	(32)	(10.4)	(9.2)	(130)	(23.5)	(21.0)
Profit from continuing operations	34	(66.3)	(65.3)	240	(53.1)	(51.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	34	(66.3)	(65.3)	240	(53.1)	(51.5)
Non-controlling interests	(13)	(57.9)	(56.8)	(78)	(52.0)	(50.4)
Underlying attributable profit to the parent	20	(70.2)	(69.2)	162	(53.5)	(52.0)

Balance sheet
Loans and advances to customers	28,025	(0.7)	—	28,025	(6.7)	(0.1)
Cash, central banks and credit institutions	2,539	29.8	30.6	2,539	(25.3)	(20.0)
Debt instruments	14,006	5.5	6.2	14,006	50.8	61.6
Other financial assets	980	82.4	83.5	980	55.7	66.7
Other asset accounts	1,341	(4.0)	(3.4)	1,341	—	7.1
Total assets	46,890	3.3	4.0	46,890	4.9	12.4
Customer deposits	34,868	2.7	3.4	34,868	4.1	11.5
Central banks and credit institutions	2,613	0.5	1.1	2,613	12.7	20.7
Marketable debt securities	2,110	7.8	8.5	2,110	(2.8)	4.1
Other financial liabilities	993	52.1	53.1	993	30.3	39.6
Other liabilities accounts	1,232	8.3	9.0	1,232	33.5	43.0
Total liabilities	41,816	3.8	4.4	41,816	5.4	12.9
Total equity	5,074	(0.1)	0.5	5,074	0.9	8.1

Memorandum items:
Gross loans and advances to customers (2)	29,055	(0.5)	0.1	29,055	(6.0)	0.6
Customer funds	38,889	3.4	4.1	38,889	2.5	9.8
Customer deposits (3)	34,865	2.7	3.3	34,865	4.1	11.5
Mutual funds	4,023	10.1	10.8	4,023	(9.5)	(3.0)

Ratios (%) and operating means
Underlying RoTE	2.56	(5.85)		5.05	(6.17)
Efficiency ratio	39.7	(1.1)		41.3	0.9
NPL ratio	4.74	0.16		4.74	0.43
NPL coverage	70.7	(0.1)		70.7	3.9
Number of employees	10,582	(1.1)		10,582	(4.2)
Number of branches	502	(2.5)		502	(2.5)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2020	63

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Financial information by segment

Other Europe
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	182	17.1	17.2	626	1.0	1.2
Net fee income	68	(5.2)	(4.6)	328	40.1	40.9
Gains (losses) on financial transactions (1)	(8)	—	—	(93)	(57.5)	(57.9)
Other operating income	41	5.7	5.8	206	(37.6)	(37.6)
Total income	282	(16.3)	(15.9)	1,067	10.5	11.0
Administrative expenses and amortizations	(217)	1.6	2.0	(864)	3.8	4.2
Net operating income	65	(47.3)	(46.9)	203	52.5	53.5
Net loan-loss provisions	(97)	—	—	(143)	223.8	223.5
Other gains (losses) and provisions	(12)	210.3	210.3	(28)	106.9	106.9
Profit before tax	(45)	—	—	32	(57.4)	(56.8)
Tax on profit	7	—	—	(8)	(82.4)	(82.4)
Profit from continuing operations	(38)	—	—	24	(21.7)	(19.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(38)	—	—	24	(21.7)	(19.7)
Non-controlling interests	1	—	—	—	(98.0)	(98.0)
Underlying attributable profit to the parent	(37)	—	—	24	(12.6)	(10.3)

Balance sheet
Loans and advances to customers	53,469	(5.3)	(4.5)	53,469	5.9	7.5
Cash, central banks and credit institutions	37,044	(24.5)	(24.2)	37,044	(20.2)	(20.3)
Debt instruments	22,513	0.4	0.5	22,513	(9.4)	(9.0)
Other financial assets	42,387	(9.1)	(9.0)	42,387	(13.8)	(13.8)
Other asset accounts	2,270	(45.9)	(45.1)	2,270	16.1	23.9
Total assets	157,682	(11.8)	(11.4)	157,682	(8.8)	(8.3)
Customer deposits	24,290	0.2	0.6	24,290	33.1	34.3
Central banks and credit institutions	85,484	(14.3)	(13.8)	85,484	(17.8)	(17.3)
Marketable debt securities	2,353	16.3	16.3	2,353	—	—
Other financial liabilities	41,710	(14.0)	(13.9)	41,710	(10.7)	(10.7)
Other liabilities accounts	263	(60.0)	(59.9)	263	(41.4)	(40.5)
Total liabilities	154,099	(12.0)	(11.7)	154,099	(9.0)	(8.6)
Total equity	3,583	(0.7)	0.7	3,583	3.2	6.8

Memorandum items:
Gross loans and advances to customers (2)	43,803	5.2	6.3	43,803	15.2	17.5
Customer funds	30,768	5.4	5.8	30,768	31.0	31.9
Customer deposits (3)	22,508	1.7	2.2	22,508	23.7	24.8
Mutual funds	8,260	17.1	17.1	8,260	56.2	56.2

Resources
Number of employees	2,790	4.3		2,790	17.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - December 2020

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	2,055	(1.0)	(1.5)	8,469	(5.1)	0.2
Net fee income	394	(3.0)	(4.3)	1,661	(6.5)	(0.1)
Gains (losses) on financial transactions (1)	12	(64.2)	(64.1)	251	9.2	16.2
Other operating income	231	41.7	44.5	630	(6.3)	(5.7)
Total income	2,691	0.5	—	11,011	(5.1)	0.1
Administrative expenses and amortizations	(1,194)	8.8	8.0	(4,631)	(6.8)	(1.7)
Net operating income	1,498	(5.3)	(5.6)	6,379	(3.9)	1.5
Net loan-loss provisions	(773)	(0.3)	(1.2)	(3,916)	7.1	11.8
Other gains (losses) and provisions	(57)	131.4	127.4	(131)	(36.0)	(34.7)
Profit before tax	668	(14.4)	(14.4)	2,332	(16.0)	(9.7)
Tax on profit	(154)	(37.9)	(37.0)	(578)	(15.4)	(9.7)
Profit from continuing operations	514	(3.5)	(4.0)	1,754	(16.2)	(9.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	514	(3.5)	(4.0)	1,754	(16.2)	(9.7)
Non-controlling interests	(83)	(6.7)	(5.5)	(262)	(38.4)	(34.2)
Underlying attributable profit to the parent	431	(2.9)	(3.7)	1,492	(10.5)	(3.3)

Balance sheet
Loans and advances to customers	120,557	(1.8)	—	120,557	(9.8)	(0.2)
Cash, central banks and credit institutions	28,469	0.2	0.1	28,469	24.4	39.0
Debt instruments	38,399	4.6	2.4	38,399	13.8	27.6
Other financial assets	15,363	(11.4)	(14.2)	15,363	42.8	60.9
Other asset accounts	20,526	(1.4)	1.4	20,526	(9.7)	(0.5)
Total assets	223,313	(1.2)	(0.6)	223,313	(0.2)	10.8
Customer deposits	102,907	(4.9)	(4.1)	102,907	4.0	15.8
Central banks and credit institutions	37,966	28.0	27.2	37,966	(2.5)	8.5
Marketable debt securities	36,583	(8.4)	(6.2)	36,583	(17.0)	(8.6)
Other financial liabilities	16,159	(13.0)	(15.8)	16,159	37.4	55.2
Other liabilities accounts	5,997	(5.9)	(5.8)	5,997	(3.8)	6.9
Total liabilities	199,613	(1.6)	(1.0)	199,613	(0.2)	10.9
Total equity	23,700	1.9	3.5	23,700	(0.8)	9.8

Memorandum items:
Gross loans and advances to customers (2)	120,650	(1.6)	0.1	120,650	(7.6)	2.3
Customer funds	117,530	0.2	1.1	117,530	3.6	15.3
Customer deposits (3)	96,298	(0.4)	0.8	96,298	4.4	16.0
Mutual funds	21,233	3.1	2.2	21,233	0.3	12.6

Ratios (%) and operating means
Underlying RoTE	8.14	(0.44)		7.12	(1.41)
Efficiency ratio	44.4	3.4		42.1	(0.8)
NPL ratio	2.23	0.27		2.23	0.03
NPL coverage	182.5	(19.1)		182.5	29.5
Number of employees	38,371	1.1		38,371	1.3
Number of branches	1,958	(2.8)		1,958	(4.2)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2020	65

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Financial information by segment

United States						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	1,348	(4.1)	(2.2)	5,645	(2.2)	(0.3)
Net fee income	206	(5.2)	(3.2)	889	(6.1)	(4.3)
Gains (losses) on financial transactions (1)	10	(15.3)	(14.3)	118	(10.0)	(8.3)
Other operating income	237	21.8	23.7	709	(6.5)	(4.8)
Total income	1,801	(1.6)	0.3	7,360	(3.2)	(1.4)
Administrative expenses and amortizations	(772)	6.9	8.5	(3,079)	(6.6)	(4.8)
Net operating income	1,029	(7.1)	(5.1)	4,281	(0.6)	1.2
Net loan-loss provisions	(561)	(2.0)	(0.6)	(2,937)	5.2	7.2
Other gains (losses) and provisions	(37)	83.2	83.6	(93)	(53.2)	(52.3)
Profit before tax	431	(16.5)	(13.9)	1,250	(5.0)	(3.2)
Tax on profit	(101)	(44.5)	(42.2)	(318)	(13.8)	(12.2)
Profit from continuing operations	330	(1.1)	1.4	932	(1.6)	0.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	330	(1.1)	1.4	932	(1.6)	0.3
Non-controlling interests	(69)	(6.3)	(3.8)	(201)	(12.4)	(10.7)
Underlying attributable profit to the parent	260	0.4	2.8	731	1.9	3.8

Balance sheet
Loans and advances to customers	90,992	(3.0)	1.3	90,992	(7.8)	0.7
Cash, central banks and credit institutions	16,614	(0.4)	4.0	16,614	29.5	41.5
Debt instruments	14,084	(2.7)	1.6	14,084	(15.5)	(7.8)
Other financial assets	4,381	(12.2)	(8.3)	4,381	1.4	10.8
Other asset accounts	17,003	(4.3)	—	17,003	(10.0)	(1.6)
Total assets	143,074	(3.2)	1.1	143,074	(5.5)	3.2
Customer deposits	67,450	(8.0)	(3.9)	67,450	6.4	16.3
Central banks and credit institutions	20,989	34.0	40.0	20,989	(16.5)	(8.8)
Marketable debt securities	29,737	(8.7)	(4.6)	29,737	(19.9)	(12.5)
Other financial liabilities	4,329	(13.5)	(9.6)	4,329	4.4	14.0
Other liabilities accounts	3,369	(12.4)	(8.5)	3,369	(17.7)	(10.1)
Total liabilities	125,874	(3.5)	0.8	125,874	(6.0)	2.7
Total equity	17,200	(1.0)	3.4	17,200	(2.0)	7.1

Memorandum items:
Gross loans and advances to customers (2)	90,459	(2.6)	1.8	90,459	(5.5)	3.2
Customer funds	76,972	(3.2)	1.1	76,972	6.0	15.8
Customer deposits (3)	66,385	(3.7)	0.6	66,385	6.0	15.8
Mutual funds	10,586	0.5	5.0	10,586	5.9	15.7

Ratios (%) and operating means
Underlying RoTE	6.55	0.04		4.66	(0.13)
Efficiency ratio	42.9	3.4		41.8	(1.5)
NPL ratio	2.04	0.19		2.04	(0.16)
NPL coverage	210.4	(18.4)		210.4	48.6
Number of employees	16,125	(0.4)		16,125	(7.2)
Number of branches	585	0.2		585	(5.8)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - December 2020

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Financial information by segment

Mexico						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	707	5.6	0.1	2,825	(10.5)	1.2
Net fee income	188	(0.6)	(5.6)	772	(7.0)	5.2
Gains (losses) on financial transactions (1)	2	(90.7)	(90.9)	134	34.4	52.0
Other operating income	(6)	(81.4)	(81.6)	(79)	(8.6)	3.3
Total income	891	5.0	(0.7)	3,651	(8.7)	3.2
Administrative expenses and amortizations	(422)	12.5	7.0	(1,552)	(7.1)	5.0
Net operating income	469	(0.9)	(6.7)	2,098	(9.8)	2.0
Net loan-loss provisions	(212)	4.3	(2.7)	(979)	13.4	28.3
Other gains (losses) and provisions	(19)	372.0	330.1	(37)	637.1	733.4
Profit before tax	238	(10.6)	(15.2)	1,082	(25.8)	(16.2)
Tax on profit	(53)	(19.7)	(23.6)	(259)	(17.3)	(6.5)
Profit from continuing operations	185	(7.5)	(12.4)	823	(28.2)	(18.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	185	(7.5)	(12.4)	823	(28.2)	(18.8)
Non-controlling interests	(14)	(9.1)	(13.8)	(61)	(68.9)	(64.9)
Underlying attributable profit to the parent	171	(7.4)	(12.3)	762	(19.8)	(9.3)

Balance sheet
Loans and advances to customers	29,565	2.3	(3.7)	29,565	(15.6)	(2.8)
Cash, central banks and credit institutions	11,854	1.1	(4.9)	11,854	17.9	35.8
Debt instruments	24,315	9.3	2.9	24,315	42.5	64.1
Other financial assets	10,982	(11.1)	(16.3)	10,982	70.6	96.4
Other asset accounts	3,523	15.5	8.7	3,523	(8.7)	5.1
Total assets	80,239	2.5	(3.5)	80,239	10.8	27.6
Customer deposits	35,457	1.6	(4.4)	35,457	(0.2)	14.9
Central banks and credit institutions	16,977	21.4	14.2	16,977	22.9	41.5
Marketable debt securities	6,847	(7.3)	(12.8)	6,847	(1.7)	13.2
Other financial liabilities	11,830	(12.8)	(17.9)	11,830	55.3	78.9
Other liabilities accounts	2,628	3.9	(2.2)	2,628	22.5	41.1
Total liabilities	73,739	1.9	(4.1)	73,739	11.6	28.5
Total equity	6,500	10.3	3.8	6,500	2.3	17.8

Memorandum items:
Gross loans and advances to customers (2)	30,191	1.3	(4.6)	30,191	(13.4)	(0.2)
Customer funds	40,558	7.3	1.0	40,558	(0.6)	14.5
Customer deposits (3)	29,912	7.8	1.5	29,912	1.0	16.3
Mutual funds	10,646	5.8	(0.4)	10,646	(4.8)	9.7

Ratios (%) and operating means
Underlying RoTE	12.29	(2.19)		14.38	(6.23)
Efficiency ratio	47.4	3.1		42.5	0.7
NPL ratio	2.81	0.48		2.81	0.62
NPL coverage	120.8	(11.8)		120.8	(7.5)
Number of employees	22,246	2.2		22,246	8.5
Number of branches	1,373	(4.0)		1,373	(3.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2020	67

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	2,566	3.2	7.1	10,723	(19.5)	4.6
Net fee income	878	4.3	8.2	3,566	(25.5)	(2.1)
Gains (losses) on financial transactions (1)	158	(10.8)	(6.5)	766	35.6	68.1
Other operating income	(87)	221.8	230.7	(209)	(13.9)	24.0
Total income	3,514	1.1	4.9	14,845	(19.4)	4.7
Administrative expenses and amortizations	(1,314)	6.1	10.9	(5,312)	(20.2)	4.0
Net operating income	2,201	(1.7)	1.6	9,533	(19.0)	5.1
Net loan-loss provisions	(702)	(10.8)	(7.8)	(3,923)	3.5	35.1
Other gains (losses) and provisions	(54)	(22.7)	(12.0)	(319)	(57.4)	(42.0)
Profit before tax	1,444	4.5	8.0	5,291	(26.8)	(5.8)
Tax on profit	(495)	(9.3)	(5.7)	(1,927)	(27.1)	(5.0)
Profit from continuing operations	949	13.5	16.9	3,364	(26.7)	(6.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	949	13.5	16.9	3,364	(26.7)	(6.2)
Non-controlling interests	(141)	40.0	40.1	(437)	(34.2)	(18.5)
Underlying attributable profit to the parent	808	9.8	13.8	2,927	(25.4)	(4.1)

Balance sheet
Loans and advances to customers	113,731	4.3	0.7	113,731	(9.1)	14.6
Cash, central banks and credit institutions	42,957	5.5	3.1	42,957	(16.4)	11.8
Debt instruments	49,300	13.8	10.4	49,300	8.1	46.3
Other financial assets	17,266	2.2	(2.8)	17,266	16.6	37.5
Other asset accounts	15,009	(4.6)	(7.5)	15,009	(11.2)	17.0
Total assets	238,263	5.6	2.1	238,263	(6.1)	21.1
Customer deposits	111,791	1.2	(1.5)	111,791	(2.6)	26.0
Central banks and credit institutions	41,990	14.1	10.0	41,990	—	30.3
Marketable debt securities	21,280	2.7	(1.9)	21,280	(28.7)	(11.2)
Other financial liabilities	35,433	12.4	7.8	35,433	4.0	33.1
Other liabilities accounts	8,302	5.3	2.1	8,302	(21.8)	5.5
Total liabilities	218,796	5.5	2.1	218,796	(5.4)	21.9
Total equity	19,466	6.2	3.0	19,466	(13.4)	12.6

Memorandum items:
Gross loans and advances to customers (2)	118,769	4.6	1.0	118,769	(9.4)	14.5
Customer funds	153,224	4.6	1.7	153,224	(10.2)	17.6
Customer deposits (3)	103,302	3.8	1.2	103,302	1.7	30.3
Mutual funds	49,922	6.3	2.7	49,922	(27.8)	(2.2)

Ratios (%) and operating means
Underlying RoTE	20.65	1.64		18.07	(2.51)
Efficiency ratio	37.4	1.8		35.8	(0.3)
NPL ratio	4.39	(0.01)		4.39	(0.47)
NPL coverage	97.4	0.2		97.4	9.0
Number of employees	65,252	(1.4)		65,252	(6.1)
Number of branches	4,431	(0.4)		4,431	(3.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - December 2020

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Financial information by segment

Brazil						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	1,786	1.7	3.4	7,625	(24.3)	(0.2)
Net fee income	677	1.9	3.8	2,824	(25.6)	(2.0)
Gains (losses) on financial transactions (1)	114	22.9	21.7	467	180.6	270.0
Other operating income	(32)	—	—	(51)	(41.1)	(22.4)
Total income	2,544	0.4	2.3	10,866	(22.1)	2.7
Administrative expenses and amortizations	(897)	11.4	12.5	(3,541)	(23.1)	1.4
Net operating income	1,648	(4.7)	(2.4)	7,325	(21.6)	3.3
Net loan-loss provisions	(540)	(5.1)	(4.4)	(3,018)	(0.6)	31.1
Other gains (losses) and provisions	(36)	(46.5)	(41.0)	(263)	(62.7)	(50.8)
Profit before tax	1,072	(1.9)	1.2	4,045	(27.8)	(4.9)
Tax on profit	(436)	(9.3)	(5.7)	(1,693)	(26.2)	(2.7)
Profit from continuing operations	636	4.0	6.6	2,352	(29.0)	(6.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	636	4.0	6.6	2,352	(29.0)	(6.4)
Non-controlling interests	(68)	11.1	13.4	(238)	(36.0)	(15.7)
Underlying attributable profit to the parent	568	3.2	5.8	2,113	(28.1)	(5.2)

Balance sheet
Loans and advances to customers	63,974	6.9	3.1	63,974	(15.4)	19.4
Cash, central banks and credit institutions	31,466	11.5	7.5	31,466	(16.0)	18.5
Debt instruments	37,655	13.0	9.0	37,655	(4.9)	34.2
Other financial assets	6,877	14.9	10.8	6,877	1.3	42.9
Other asset accounts	10,600	(7.2)	(10.5)	10,600	(15.5)	19.3
Total assets	150,573	8.5	4.6	150,573	(12.5)	23.5
Customer deposits	70,083	0.9	(2.8)	70,083	(6.2)	32.3
Central banks and credit institutions	26,350	31.3	26.6	26,350	(13.1)	22.6
Marketable debt securities	11,901	(1.2)	(4.8)	11,901	(37.2)	(11.4)
Other financial liabilities	23,536	21.2	16.9	23,536	(0.2)	40.8
Other liabilities accounts	6,157	2.5	(1.1)	6,157	(28.7)	0.7
Total liabilities	138,026	8.7	4.8	138,026	(11.7)	24.7
Total equity	12,547	6.9	3.0	12,547	(20.5)	12.2

Memorandum items:
Gross loans and advances to customers (2)	67,424	7.1	3.3	67,424	(15.9)	18.7
Customer funds	100,351	5.0	1.2	100,351	(17.6)	16.3
Customer deposits (3)	61,627	5.2	1.4	61,627	(0.3)	40.8
Mutual funds	38,725	4.6	0.9	38,725	(35.4)	(8.9)

Ratios (%) and operating means
Underlying RoTE	21.40	0.66		19.16	(2.00)
Efficiency ratio	35.2	3.5		32.6	(0.4)
NPL ratio	4.59	(0.05)		4.59	(0.73)
NPL coverage	113.2	(1.7)		113.2	13.4
Number of employees	43,258	(1.0)		43,258	(7.3)
Number of branches	3,571	0.3		3,571	(2.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2020	69

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Financial information by segment

Chile						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	494	17.7	16.8	1,787	(4.3)	9.9
Net fee income	94	27.9	26.7	335	(17.2)	(5.0)
Gains (losses) on financial transactions (1)	18	(64.0)	(64.0)	174	(34.7)	(25.0)
Other operating income	(12)	1.8	1.8	(32)	—	—
Total income	594	11.7	10.8	2,263	(10.9)	2.4
Administrative expenses and amortizations	(219)	(1.5)	(2.1)	(900)	(12.7)	0.3
Net operating income	375	21.1	20.1	1,363	(9.6)	3.8
Net loan-loss provisions	(94)	(38.5)	(38.8)	(594)	34.1	54.0
Other gains (losses) and provisions	4	(66.7)	(66.5)	16	(75.2)	(71.5)
Profit before tax	285	68.8	67.4	785	(30.5)	(20.2)
Tax on profit	(49)	11.9	11.4	(155)	(25.9)	(15.0)
Profit from continuing operations	236	88.5	86.7	629	(31.5)	(21.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	236	88.5	86.7	629	(31.5)	(21.4)
Non-controlling interests	(73)	85.6	83.8	(197)	(31.8)	(21.7)
Underlying attributable profit to the parent	163	89.8	88.1	432	(31.4)	(21.2)

Balance sheet
Loans and advances to customers	39,381	2.7	(3.2)	39,381	2.1	5.2
Cash, central banks and credit institutions	5,836	(10.4)	(15.5)	5,836	(22.8)	(20.4)
Debt instruments	8,365	26.5	19.2	8,365	65.2	70.3
Other financial assets	10,221	(4.9)	(10.4)	10,221	30.1	34.1
Other asset accounts	3,076	1.6	(4.3)	3,076	(0.5)	2.6
Total assets	66,880	2.5	(3.4)	66,880	7.6	10.9
Customer deposits	28,362	5.7	(0.4)	28,362	3.7	6.9
Central banks and credit institutions	11,611	(7.3)	(12.6)	11,611	41.2	45.6
Marketable debt securities	9,247	8.1	1.9	9,247	(13.8)	(11.1)
Other financial liabilities	11,162	(2.3)	(7.9)	11,162	15.5	19.1
Other liabilities accounts	1,519	20.8	13.9	1,519	17.4	21.1
Total liabilities	61,902	2.2	(3.7)	61,902	8.1	11.5
Total equity	4,978	6.6	0.5	4,978	1.5	4.6

Memorandum items:
Gross loans and advances to customers (2)	40,593	3.0	(2.9)	40,593	2.4	5.6
Customer funds	37,873	8.6	2.3	37,873	7.9	11.3
Customer deposits (3)	28,330	5.8	(0.3)	28,330	4.7	7.9
Mutual funds	9,543	17.9	11.1	9,543	18.8	22.4

Ratios (%) and operating means
Underlying RoTE	19.62	9.09		13.19	(4.89)
Efficiency ratio	36.9	(4.9)		39.8	(0.8)
NPL ratio	4.79	0.03		4.79	0.15
NPL coverage	61.4	1.7		61.4	5.4
Number of employees	10,835	(3.3)		10,835	(6.4)
Number of branches	346	(2.3)		346	(7.7)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

70	January - December 2020

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Financial information by segment

Argentina						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	192	(12.3)	20.2	912	(3.0)	48.8
Net fee income	71	1.7	32.8	273	(38.8)	(6.1)
Gains (losses) on financial transactions (1)	11	(36.8)	(3.9)	62	(22.9)	18.2
Other operating income	(48)	48.2	79.9	(119)	(20.8)	21.5
Total income	226	(17.4)	15.4	1,128	(14.3)	31.5
Administrative expenses and amortizations	(141)	(7.6)	24.4	(632)	(17.0)	27.2
Net operating income	85	(29.8)	4.3	496	(10.5)	37.3
Net loan-loss provisions	(48)	6.5	37.2	(226)	(3.9)	47.3
Other gains (losses) and provisions	(22)	31.4	61.1	(70)	(30.5)	6.5
Profit before tax	15	(75.0)	(38.4)	200	(8.2)	40.8
Tax on profit	3	—	—	(19)	(73.3)	(59.1)
Profit from continuing operations	18	(65.4)	(29.6)	180	24.2	90.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	18	(65.4)	(29.6)	180	24.2	90.5
Non-controlling interests	—	(43.8)	(11.5)	(1)	(12.2)	34.7
Underlying attributable profit to the parent	18	(65.6)	(29.7)	179	24.6	91.1

Balance sheet
Loans and advances to customers	4,151	(7.8)	6.3	4,151	(13.4)	32.9
Cash, central banks and credit institutions	3,048	(1.1)	14.0	3,048	(22.1)	19.5
Debt instruments	1,897	(10.2)	3.6	1,897	342.5	578.7
Other financial assets	59	(6.9)	7.3	59	(31.8)	4.5
Other asset accounts	832	0.8	16.2	832	(0.5)	52.7
Total assets	9,988	(5.6)	8.8	9,988	(0.7)	52.4
Customer deposits	7,179	(5.6)	8.8	7,179	2.5	57.2
Central banks and credit institutions	840	(14.4)	(1.3)	840	(18.6)	24.8
Marketable debt securities	20	(12.8)	0.5	20	(71.5)	(56.3)
Other financial liabilities	657	7.0	23.4	657	(11.9)	35.1
Other liabilities accounts	359	(4.5)	10.1	359	(8.4)	40.5
Total liabilities	9,056	(5.7)	8.7	9,056	(2.0)	50.3
Total equity	931	(5.4)	9.1	931	15.0	76.3

Memorandum items:
Gross loans and advances to customers (2)	4,395	(7.4)	6.8	4,395	(12.0)	35.0
Customer funds	8,795	(6.6)	7.6	8,795	8.6	66.6
Customer deposits (3)	7,179	(5.6)	8.8	7,179	2.5	57.2
Mutual funds	1,616	(11.0)	2.6	1,616	47.3	126.0

Ratios (%) and operating means
Underlying RoTE	19.20	(10.67)		26.24	4.04
Efficiency ratio	62.3	6.6		56.0	(1.9)
NPL ratio	2.11	(0.77)		2.11	(1.28)
NPL coverage	275.1	88.8		275.1	151.1
Number of employees	9,159	(1.2)		9,159	(0.2)
Number of branches	408	(4.4)		408	(6.8)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - December 2020	71

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Financial information by segment

Other South America
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	94	3.3	4.6	398	(9.0)	7.4
Net fee income	35	6.7	8.2	134	(3.3)	14.0
Gains (losses) on financial transactions (1)	15	(9.2)	(6.9)	63	21.0	39.2
Other operating income	5	—	—	(7)	(17.8)	(1.8)
Total income	149	8.9	10.1	588	(5.1)	11.8
Administrative expenses and amortizations	(57)	(1.3)	0.2	(238)	(7.4)	9.3
Net operating income	93	16.1	17.1	349	(3.4)	13.5
Net loan-loss provisions	(19)	3.7	4.7	(85)	13.8	36.3
Other gains (losses) and provisions	—	—	—	(2)	(75.4)	(70.1)
Profit before tax	73	16.8	18.2	262	(6.2)	9.6
Tax on profit	(14)	(7.5)	(5.3)	(59)	(11.4)	2.5
Profit from continuing operations	59	24.4	25.4	203	(4.6)	11.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	59	24.4	25.4	203	(4.6)	11.8
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	59	24.4	25.5	203	(4.2)	12.4

Balance sheet
Loans and advances to customers	6,224	(2.3)	(1.0)	6,224	1.6	21.8
Cash, central banks and credit institutions	2,607	(10.0)	(7.6)	2,607	7.6	31.4
Debt instruments	1,382	6.5	8.6	1,382	167.6	221.4
Other financial assets	109	2.2	4.5	109	56.5	65.7
Other asset accounts	500	10.2	11.0	500	16.5	27.5
Total assets	10,822	(2.7)	(1.1)	10,822	13.1	35.6
Customer deposits	6,167	(5.6)	(3.1)	6,167	7.7	31.1
Central banks and credit institutions	3,188	(1.0)	(1.6)	3,188	32.9	53.9
Marketable debt securities	112	6.9	12.3	112	18.2	41.0
Other financial liabilities	78	9.1	11.2	78	21.0	46.7
Other liabilities accounts	267	6.8	9.6	267	(10.0)	8.3
Total liabilities	9,812	(3.6)	(2.0)	9,812	14.4	37.1
Total equity	1,010	7.4	9.4	1,010	2.5	22.8

Memorandum items:
Gross loans and advances to customers (2)	6,358	(2.2)	(0.9)	6,358	1.5	21.8
Customer funds	6,205	(5.6)	(3.0)	6,205	7.7	31.1
Customer deposits (3)	6,167	(5.6)	(3.1)	6,167	7.7	31.1
Mutual funds	38	2.2	5.9	38	7.1	32.1

Resources
Number of employees	2,000	(1.5)		2,000	(3.3)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

72	January - December 2020

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Financial information by segment

SANTANDER GLOBAL PLATFORM (primary segment)						Q
EUR million
Underlying income statement	Q4'20	Q3'20%		2020	2019	%
Net interest income	33	33	(1.4)	129	92	41.1
Net fee income	26	24	8.6	81	6	—
Gains (losses) on financial transactions (1)	—	—	(54.7)	(1)	(3)	(82.3)
Other operating income	(4)	(9)	(57.3)	(17)	(14)	23.2
Total income	55	48	14.1	192	81	136.9
Administrative expenses and amortizations	(119)	(114)	4.4	(381)	(240)	59.1
Net operating income	(65)	(66)	(2.6)	(190)	(159)	19.4
Net loan-loss provisions	(1)	(1)	(2.2)	(3)	(1)	190.8
Other gains (losses) and provisions	(3)	(1)	182.2	(11)	(6)	83.0
Profit before tax	(68)	(68)	(0.1)	(204)	(166)	22.9
Tax on profit	7	20	(67.3)	52	46	13.5
Profit from continuing operations	(62)	(48)	28.0	(152)	(120)	26.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(62)	(48)	28.0	(152)	(120)	26.5
Non-controlling interests	—	1	(81.5)	1	—	—
Underlying attributable profit to the parent	(62)	(48)	29.4	(150)	(120)	25.5

Balance sheet
Loans and advances to customers	973	907	7.3	973	702	38.5
Cash, central banks and credit institutions	10,917	10,008	9.1	10,917	9,063	20.5
Debt instruments	14	10	38.9	14	10	35.0
Other financial assets	230	213	7.7	230	187	22.9
Other asset accounts	769	812	(5.3)	769	272	182.6
Total assets	12,901	11,949	8.0	12,901	10,234	26.1
Customer deposits	10,961	10,290	6.5	10,961	9,460	15.9
Central banks and credit institutions	274	212	28.9	274	82	233.3
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	130	122	5.9	130	105	23.0
Other liabilities accounts	156	112	39.5	156	112	38.8
Total liabilities	11,521	10,736	7.3	11,521	9,760	18.0
Total equity	1,381	1,212	13.9	1,381	474	191.6

Memorandum items:
Gross loans and advances to customers (2)	979	911	7.4	979	706	38.6
Customer funds	11,619	10,860	7.0	11,619	9,910	17.2
Customer deposits (3)	10,961	10,290	6.5	10,961	9,460	15.9
Mutual funds	658	570	15.4	658	450	46.3

Resources
Number of employees	1,898	1,812	4.7	1,898	820	131.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q4'20	Q3'20%		2020	2019	%
Net interest income	(345)	(371)	(6.9)	(1,374)	(1,252)	9.7
Net fee income	(3)	(11)	(68.2)	(29)	(50)	(41.6)
Gains (losses) on financial transactions (1)	104	104	(0.2)	287	(297)	—
Other operating income	(8)	6	—	(25)	(18)	34.3
Total income	(252)	(271)	(6.9)	(1,141)	(1,617)	(29.4)
Administrative expenses and amortizations	(80)	(82)	(2.5)	(329)	(373)	(11.8)
Net operating income	(333)	(353)	(5.9)	(1,470)	(1,990)	(26.1)
Net loan-loss provisions	(4)	(16)	(74.4)	(31)	(36)	(13.8)
Other gains (losses) and provisions	(9)	(12)	(26.8)	(412)	(237)	74.0
Profit before tax	(345)	(381)	(9.4)	(1,912)	(2,262)	(15.5)
Tax on profit	(44)	52	—	69	157	(56.2)
Profit from continuing operations	(389)	(330)	18.1	(1,844)	(2,105)	(12.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(389)	(330)	18.1	(1,844)	(2,105)	(12.4)
Non-controlling interests	—	—	—	—	9	—
Underlying attributable profit to the parent	(389)	(330)	18.0	(1,844)	(2,097)	(12.0)

Balance sheet
Loans and advances to customers	5,044	4,827	4.5	5,044	5,764	(12.5)
Cash, central banks and credit institutions	61,173	63,947	(4.3)	61,173	32,803	86.5
Debt instruments	1,918	2,100	(8.7)	1,918	840	128.4
Other financial assets	1,645	2,067	(20.4)	1,645	2,406	(31.6)
Other asset accounts	112,807	114,295	(1.3)	112,807	126,539	(10.9)
Total assets	182,587	187,236	(2.5)	182,587	168,352	8.5
Customer deposits	825	1,074	(23.2)	825	793	4.0
Central banks and credit institutions	38,555	42,654	(9.6)	38,555	12,254	214.6
Marketable debt securities	57,240	57,866	(1.1)	57,240	54,495	5.0
Other financial liabilities	493	1,143	(56.9)	493	636	(22.5)
Other liabilities accounts	9,443	7,645	23.5	9,443	9,810	(3.7)
Total liabilities	106,556	110,382	(3.5)	106,556	77,989	36.6
Total equity	76,031	76,854	(1.1)	76,031	90,362	(15.9)

Memorandum items:
Gross loans and advances to customers (2)	5,224	5,008	4.3	5,224	5,859	(10.8)
Customer funds	837	1,089	(23.1)	837	804	4.1
Customer deposits (3)	825	1,074	(23.2)	825	793	4.0
Mutual funds	12	15	(21.9)	12	11	11.7

Resources
Number of employees	1,692	1,744	(3.0)	1,692	1,651	2.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	7,371	3.1	4.1	29,544	(10.1)	0.1
Net fee income	1,661	(0.6)	0.7	6,850	(20.0)	(9.6)
Gains (losses) on financial transactions (1)	215	(27.0)	(27.2)	961	10.3	8.0
Other operating income	(88)	—	—	(141)	—	—
Total income	9,159	(0.7)	0.4	37,215	(12.6)	(3.1)
Administrative expenses and amortizations	(4,179)	3.0	4.2	(16,847)	(11.0)	(2.6)
Net operating income	4,980	(3.6)	(2.6)	20,368	(14.0)	(3.5)
Net loan-loss provisions	(2,410)	(2.1)	(1.6)	(11,608)	27.5	44.1
Other gains (losses) and provisions	(407)	52.8	53.7	(1,229)	(24.1)	(13.2)
Profit before tax	2,163	(11.3)	(10.0)	7,531	(41.9)	(35.2)
Tax on profit	(632)	(27.1)	(25.3)	(2,452)	(39.4)	(30.7)
Profit from continuing operations	1,531	(2.6)	(1.6)	5,078	(43.0)	(37.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,531	(2.6)	(1.6)	5,078	(43.0)	(37.2)
Non-controlling interests	(273)	9.6	10.4	(883)	(33.4)	(26.7)
Underlying attributable profit to the parent	1,258	(4.9)	(3.8)	4,196	(44.6)	(39.0)
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	781	(0.9)	1.6	2,953	8.3	20.4
Net fee income	379	4.8	6.0	1,550	2.0	12.5
Gains (losses) on financial transactions (1)	62	(69.4)	(62.0)	690	0.1	22.9
Other operating income	51	16.8	17.5	203	(29.8)	(31.0)
Total income	1,274	(8.8)	(6.6)	5,397	3.3	15.1
Administrative expenses and amortizations	(530)	6.7	7.5	(2,069)	(9.3)	(2.7)
Net operating income	744	(17.4)	(14.3)	3,328	13.0	29.8
Net loan-loss provisions	(176)	325.6	308.9	(467)	200.4	209.9
Other gains (losses) and provisions	(72)	254.4	251.0	(135)	48.7	60.2
Profit before tax	496	(40.9)	(36.6)	2,726	1.0	17.1
Tax on profit	(143)	(41.1)	(36.6)	(783)	(3.9)	12.0
Profit from continuing operations	353	(40.9)	(36.7)	1,944	3.1	19.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	353	(40.9)	(36.7)	1,944	3.1	19.3
Non-controlling interests	(23)	(26.9)	(24.6)	(121)	(29.5)	(15.9)
Underlying attributable profit to the parent	330	(41.6)	(37.3)	1,823	6.4	22.7
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	113	8.5	9.7	454	(20.4)	(15.3)
Net fee income	306	5.6	6.4	1,194	(0.4)	6.5
Gains (losses) on financial transactions (1)	43	147.7	143.0	103	(12.0)	(4.5)
Other operating income	106	23.3	22.6	383	13.0	26.9
Total income	568	14.2	14.7	2,135	(4.1)	3.3
Administrative expenses and amortizations	(227)	6.0	6.3	(906)	(5.1)	(0.4)
Net operating income	341	20.5	21.1	1,229	(3.3)	6.2
Net loan-loss provisions	(6)	(40.7)	(40.9)	(28)	—	—
Other gains (losses) and provisions	7	—	—	(1)	(92.8)	(92.3)
Profit before tax	342	26.9	27.3	1,199	(6.4)	2.6
Tax on profit	(84)	29.8	30.2	(291)	(3.7)	4.2
Profit from continuing operations	257	26.0	26.4	909	(7.2)	2.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	257	26.0	26.4	909	(7.2)	2.1
Non-controlling interests	(11)	23.0	23.3	(41)	(18.3)	(0.6)
Underlying attributable profit to the parent	246	26.2	26.6	868	(6.6)	2.3
(1) Includes exchange differences.

SANTANDER GLOBAL PLATFORM (secondary segment)						Q
EUR million
		/	Q3'20		/	2019
Underlying income statement	Q4'20%		% excl. FX	2020	%	% excl. FX
Net interest income	98	(5.3)	(4.5)	416	11.0	25.7
Net fee income	114	1.8	4.2	449	(18.2)	(1.7)
Gains (losses) on financial transactions (1)	38	17.1	16.9	146	(2.4)	4.8
Other operating income	(3)	(66.7)	(66.5)	(17)	28.2	34.3
Total income	247	3.6	4.9	994	(6.2)	8.7
Administrative expenses and amortizations	(225)	1.4	2.5	(816)	9.5	20.6
Net operating income	21	34.3	31.6	178	(43.5)	(25.0)
Net loan-loss provisions	(15)	209.7	189.2	(39)	(24.2)	(17.1)
Other gains (losses) and provisions	(4)	144.2	171.0	(9)	76.8	68.9
Profit before tax	3	(68.2)	(39.2)	130	(49.7)	(29.8)
Tax on profit	(17)	226.1	173.9	(59)	(38.4)	(12.4)
Profit from continuing operations	(14)	—	—	71	(56.3)	(39.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(14)	—	—	71	(56.3)	(39.7)
Non-controlling interests	(8)	11.2	19.0	(32)	(11.1)	1.7
Underlying attributable profit to the parent	(22)	—	—	39	(69.3)	(54.9)
(1) Includes exchange differences.

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Alternative performance measures
ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 13 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-December 2020
	Underlying results	Adjustments	Statutory results
Net interest income	31,994	—	31,994
Net fee income	10,015	—	10,015
Gains (losses) on financial transactions (1)	2,187	—	2,187
Other operating income	404	(321)	83
Total income	44,600	(321)	44,279
Administrative expenses and amortizations	(20,967)	(163)	(21,130)
Net operating income	23,633	(484)	23,149
Net loan-loss provisions	(12,173)	(258)	(12,431)
Other gains (losses) and provisions	(1,786)	(11,008)	(12,794)
Profit before tax	9,674	(11,750)	(2,076)
Tax on profit	(3,516)	(2,116)	(5,632)
Profit from continuing operations	6,158	(13,866)	(7,708)
Net profit from discontinued operations	—	—	—
Consolidated profit	6,158	(13,866)	(7,708)
Non-controlling interests	(1,077)	14	(1,063)
Attributable profit to the parent	5,081	(13,852)	(8,771)
(1) Includes exchange differences.

Explanation of adjustments:
Adjustment to the valuation of goodwill of -EUR 10,100 million, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group of -EUR 2,500 million, restructuring costs for a net impact of -EUR 1,114 million and other of -EUR 138 million.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-December 2019
	Underlying results	Adjustments	Statutory results
Net interest income	35,283	—	35,283
Net fee income	11,779	—	11,779
Gains (losses) on financial transactions (1)	1,531	—	1,531
Other operating income	901	(265)	636
Total income	49,494	(265)	49,229
Administrative expenses and amortizations	(23,280)	—	(23,280)
Net operating income	26,214	(265)	25,949
Net loan-loss provisions	(9,321)	—	(9,321)
Other gains (losses) and provisions	(1,964)	(2,121)	(4,085)
Profit before tax	14,929	(2,386)	12,543
Tax on profit	(5,103)	676	(4,427)
Profit from continuing operations	9,826	(1,710)	8,116
Net profit from discontinued operations	—	—	—
Consolidated profit	9,826	(1,710)	8,116
Non-controlling interests	(1,574)	(27)	(1,601)
Attributable profit to the parent	8,252	(1,737)	6,515
(1) Includes exchange differences.

Explanation of adjustments:
Net capital gains from the sale of our stake in Prisma of EUR 136 million, net capital gains of EUR 693 million related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results of EUR 551 million due to tax reform in Brazil, deterioration of goodwill ascribed to the UK for a net amount of -EUR 1,491 million, net capital losses of -EUR 405 million related to real estate assets and stakes (Spain), restructuring costs for a net impact of -EUR 864 million, PPI provisions for a net amount of -EUR 183 million and net charge of -EUR 174 million for intangible assets and other.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
In the second quarter, underlying RoE and underlying RoA ratios were incorporated as we believe they better reflect the underlying business performance. These complement the underlying RoTE and RoRWA measures that were already being presented.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding non-recurring results.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding non-recurring results) to the bank's risk weighted assets.
Average risk weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency(1) (2) (3) (4)	Q4'20	Q3'20	2020	2019
RoE	5.54%	8.54%	-9.80%	6.62%
Attributable profit to the parent	4,546	7,000	-8,771	6,515
Average stockholders' equity (excluding minority interests)	82,080	82,009	89,459	98,457

Underlying RoE	6.93%	8.54%	5.68%	8.38%
Attributable profit to the parent	4,546	7,000	-8,771	6,515
(-) Net capital gains and provisions	-1,146	—	-13,852	-1,737
Underlying attributable profit to the parent	5,692	7,000	5,081	8,252
Average stockholders' equity (excluding minority interests)	82,080	82,009	89,459	98,457

RoTE	6.86%	10.58%	1.95%	11.44%
Attributable profit to the parent	4,546	7,000	-8,771	6,515
(+) Goodwill impairment	—	—	-10,100	-1,491
Attributable profit to the parent (excluding goodwill impairment)	4,546	7,000	1,329	8,006
Average stockholders' equity (excluding minority interests)	82,080	82,009	89,459	98,457
(-) Average intangible assets	15,802	15,859	21,153	28,484
Average stockholders' equity (excl. minority interests) - intangible assets	66,278	66,150	68,306	69,973

Underlying RoTE	8.59%	10.58%	7.44%	11.79%
Attributable profit to the parent	4,546	7,000	-8,771	6,515
(-) Net capital gains and provisions	-1,146	—	-13,852	-1,737
Underlying attributable profit to the parent	5,692	7,000	5,081	8,252
Average stockholders' equity (excl. minority interests) - intangible assets	66,278	66,150	68,306	69,973

RoA	0.38%	0.53%	-0.50%	0.54%
Consolidated profit	5,797	8,188	-7,708	8,116
Average total assets	1,517,201	1,541,134	1,537,552	1,508,167

Underlying RoA	0.46%	0.53%	0.40%	0.65%
Consolidated profit	5,797	8,188	-7,708	8,116
(-) Net capital gains and provisions	-1,155	—	-13,866	-1,710
Underlying consolidated profit	6,952	8,188	6,158	9,826
Average total assets	1,517,201	1,541,134	1,537,552	1,508,167

RoRWA	1.03%	1.46%	-1.33%	1.33%
Consolidated profit	5,797	8,188	-7,708	8,116
Average risk weighted assets	560,342	558,940	578,517	609,170

Underlying RoRWA	1.24%	1.46%	1.06%	1.61%
Consolidated profit	5,797	8,188	-7,708	8,116
(-) Net capital gains and provisions	-1,155	—	-13,866	-1,710
Underlying consolidated profit	6,952	8,188	6,158	9,826
Average risk weighted assets	560,342	558,940	578,517	609,170

Efficiency ratio	47.7%	45.8%	47.0%	47.0%
Underlying operating expenses	5,241	5,073	20,967	23,280
Operating expenses	5,344	5,079	21,130	23,280
Net capital gains and provisions impact in operating expenses	-103	-6	-163	—
Underlying total income	10,995	11,087	44,600	49,494
Total income	10,924	11,087	44,279	49,229
Net capital gains and provisions impact in total income	71	—	321	265
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from September to December in Q4 and June to September in Q3) and 13 months in the case of annual figures (December to December).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	2020			2019
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	52.4	19,693	10,314	52.6	21,001	11,044
Spain	53.2	6,782	3,607	53.6	7,506	4,021
Santander Consumer Finance	42.3	4,685	1,981	43.3	4,710	2,038
United Kingdom	60.9	4,339	2,642	60.0	4,727	2,835
Portugal	45.5	1,296	590	45.3	1,375	623
Poland	41.3	1,524	629	40.4	1,717	693
North America	42.1	11,011	4,631	42.8	11,604	4,968
US	41.8	7,360	3,079	43.3	7,605	3,297
Mexico	42.5	3,651	1,552	41.8	3,998	1,671
South America	35.8	14,845	5,312	36.1	18,425	6,656
Brazil	32.6	10,866	3,541	33.0	13,951	4,606
Chile	39.8	2,263	900	40.6	2,539	1,031
Argentina	56.0	1,128	632	57.9	1,316	762

Underlying RoTE
	2020			2019
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	5.48	2,656	48,424	10.00	4,878	48,794
Spain	3.30	517	15,674	10.48	1,585	15,124
Santander Consumer Finance	12.52	1,085	8,663	15.26	1,314	8,611
United Kingdom	3.85	530	13,755	7.28	1,077	14,795
Portugal	8.73	338	3,875	12.80	525	4,101
Poland	5.05	162	3,204	11.23	349	3,104
North America	7.12	1,492	20,971	8.52	1,667	19,556
US	4.66	731	15,690	4.78	717	14,997
Mexico	14.38	762	5,298	20.61	950	4,607
South America	18.07	2,927	16,198	20.58	3,924	19,065
Brazil	19.16	2,113	11,027	21.16	2,939	13,888
Chile	13.19	432	3,278	18.08	630	3,485
Argentina	26.24	179	681	22.20	144	647

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	Dec-20	Sep-20	Dec-20	Dec-19
NPL ratio	3.21%	3.15%	3.21%	3.32%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	31,767	30,894	31,767	33,799
Total risk	989,456	982,286	989,456	1,016,507

Coverage ratio	76%	76%	76%	68%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,272	23,465	24,272	22,965
Non-performing loans and advances to customers customer guarantees and customer commitments granted	31,767	30,894	31,767	33,799

Cost of credit	1.28%	1.27%	1.28%	1.00%
Underlying allowances for loan-loss provisions over the last 12 months	12,173	12,135	12,173	9,321
Allowances for loan-loss provisions over the last 12 months	12,431	12,135	12,431	9,321
Net capital gains and provisions impact in allowances for loan-loss provisions	-258	—	-258	—
Average loans and advances to customers over the last 12 months	952,358	956,416	952,358	935,488

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Alternative performance measures

NPL ratio
	2020			2019
	%	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	3.15	22,792	722,429	3.25	23,519	722,661
Spain	6.23	13,796	221,341	6.94	14,824	213,668
Santander Consumer Finance	2.36	2,455	104,032	2.30	2,416	105,048
United Kingdom	1.21	3,202	263,671	1.01	2,786	275,941
Portugal	3.89	1,584	40,693	4.83	1,834	37,978
Poland	4.74	1,496	31,578	4.31	1,447	33,566
North America	2.23	2,938	131,611	2.20	3,165	143,839
US	2.04	2,025	99,135	2.20	2,331	105,792
Mexico	2.81	913	32,476	2.19	834	38,047
South America	4.39	5,688	129,575	4.86	6,972	143,428
Brazil	4.59	3,429	74,712	5.32	4,727	88,893
Chile	4.79	2,051	42,826	4.64	1,947	42,000
Argentina	2.11	93	4,418	3.39	171	5,044

Coverage ratio
	2020			2019
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers, customer guarantees and customer commitments granted
Europe	57.3	13,056	22,792	49.8	11,714	23,519
Spain	47.1	6,495	13,796	41.1	6,098	14,824
Santander Consumer Finance	111.0	2,726	2,455	106.1	2,563	2,416
United Kingdom	47.9	1,535	3,202	36.5	1,018	2,786
Portugal	66.5	1,053	1,584	52.8	969	1,834
Poland	70.7	1,058	1,496	66.8	967	1,447
North America	182.5	5,363	2,938	153.0	4,842	3,165
US	210.4	4,261	2,025	161.8	3,773	2,331
Mexico	120.8	1,103	913	128.3	1,069	834
South America	97.4	5,540	5,688	88.4	6,164	6,972
Brazil	113.2	3,880	3,429	99.8	4,717	4,727
Chile	61.4	1,260	2,051	56.0	1,090	1,947
Argentina	275.1	257	93	124.0	212	171

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Dec-20	Sep-20	Dec-20	Dec-19
TNAV (tangible book value) per share (2)	3.79	3.82	3.79	4.18
Tangible book value	65,568	66,048	65,568	72,384
Number of shares excl. treasury stock (million) (2)	17,312	17,310	17,312	17,332

Price / Tangible book value per share (X)	0.67	0.40	0.67	0.86
Share price (euros) (2)	2.538	1.533	2.538	3.575
TNAV (tangible book value) per share (2)	3.79	3.82	3.79	4.18

Loan-to-deposit ratio	108%	108%	108%	114%
Net loans and advances to customers	916,199	910,714	916,199	942,218
Customer deposits	849,310	842,899	849,310	824,365

	Q4'20	Q3'20	2020	2019
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	585.25	516.10	2,145.08	2,178.79
Profit after tax	266	211	909	889
Net fee income net of tax	319	305	1,236	1,289
(2). December 2019 and September 2020 data adjusted for the capital increase in December 2020.

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2020 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2020 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2020	2019	Dec-20	Sep-20	Dec-19
US dollar	1.140	1.119	1.227	1.175	1.123
Pound sterling	0.889	0.877	0.898	0.908	0.851
Brazilian real	5.814	4.410	6.373	6.610	4.516
Mexican peso	24.364	21.549	24.438	25.963	21.220
Chilean peso	902.072	785.558	871.819	924.900	845.673
Argentine peso	79.555	52.572	103.159	89.483	67.258
Polish zloty	4.441	4.297	4.559	4.530	4.257

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Condensed consolidated financial statements
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for 2020 and 2019 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Dec-20	Dec-19
Cash, cash balances at central banks and other deposits on demand	153,839	101,067
Financial assets held for trading	114,945	108,230
Non-trading financial assets mandatorily at fair value through profit or loss	4,486	4,911
Financial assets designated at fair value through profit or loss	48,717	62,069
Financial assets at fair value through other comprehensive income	120,953	125,708
Financial assets at amortized cost	958,378	995,482
Hedging derivatives	8,325	7,216
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,980	1,702
Investments	7,622	8,772
Joint ventures entities	1,492	1,325
Associated entities	6,130	7,447
Assets under insurance or reinsurance contracts	261	292
Tangible assets	32,735	35,235
Property, plant and equipment	31,772	34,262
For own-use	13,213	15,041
Leased out under an operating lease	18,559	19,221
Investment property	963	973
Of which : Leased out under an operating lease	793	823
Intangible assets	15,908	27,687
Goodwill	12,471	24,246
Other intangible assets	3,437	3,441
Tax assets	24,586	29,585
Current tax assets	5,340	6,827
Deferred tax assets	19,246	22,758
Other assets	11,070	10,138
Insurance contracts linked to pensions	174	192
Inventories	5	5
Other	10,891	9,941
Non-current assets held for sale	4,445	4,601
TOTAL ASSETS	1,508,250	1,522,695

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Condensed consolidated financial statements

Condensed consolidated balance sheet
EUR million

LIABILITIES	Dec-20	Dec-19
Financial liabilities held for trading	81,167	77,139
Financial liabilities designated at fair value through profit or loss	48,038	60,995
Financial liabilities at amortized cost	1,248,188	1,230,745
Hedging derivatives	6,869	6,048
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	286	269
Liabilities under insurance or reinsurance contracts	910	739
Provisions	10,852	13,987
Pensions and other post-retirement obligations	3,976	6,358
Other long term employee benefits	1,751	1,382
Taxes and other legal contingencies	2,200	3,057
Contingent liabilities and commitments	700	739
Other provisions	2,225	2,451
Tax liabilities	8,282	9,322
Current tax liabilities	2,349	2,800
Deferred tax liabilities	5,933	6,522
Other liabilities	12,336	12,792
Liabilities associated with non-current assets held for sale	—	—
TOTAL LIABILITIES	1,416,928	1,412,036

EQUITY
Shareholders' equity	114,620	124,239
Capital	8,670	8,309
Called up paid capital	8,670	8,309
Unpaid capital which has been called up	—	—
Share premium	52,013	52,446
Equity instruments issued other than capital	627	598
Equity component of the compound financial instrument	—	—
Other equity instruments issued	627	598
Other equity	163	146
Accumulated retained earnings	65,583	61,028
Revaluation reserves	—	—
Other reserves	(3,596)	(3,110)
(-) Own shares	(69)	(31)
Profit attributable to shareholders of the parent	(8,771)	6,515
(-) Interim dividends	—	(1,662)
Other comprehensive income (loss)	(33,144)	(24,168)
Items not reclassified to profit or loss	(5,328)	(4,288)
Items that may be reclassified to profit or loss	(27,816)	(19,880)
Non-controlling interest	9,846	10,588
Other comprehensive income	(1,800)	(982)
Other items	11,646	11,570
TOTAL EQUITY	91,322	110,659
TOTAL LIABILITIES AND EQUITY	1,508,250	1,522,695

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	241,230	241,179
Financial guarantees granted	12,377	13,650
Other commitments granted	64,538	68,895

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Condensed consolidated financial statements

Condensed consolidated income statement
EUR million

	2020	2019
Interest income	45,741	56,785
Financial assets at fair value with changes in other comprehensive income	2,840	3,571
Financial assets at amortized cost	40,365	48,552
Other interest income	2,536	4,662
Interest expense	(13,747)	(21,502)
Interest income/ (charges)	31,994	35,283
Dividend income	391	533
Income from companies accounted for using the equity method	(96)	324
Commission income	13,024	15,349
Commission expense	(3,009)	(3,570)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	1,107	1,136
Financial assets at amortized cost	(31)	308
Other financial assets and liabilities	1,138	828
Gain or losses on financial assets and liabilities held for trading, net	3,211	1,349
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains or (-) losses	3,211	1,349
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	82	292
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains or (-) losses	82	292
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(171)	(286)
Gain or losses from hedge accounting, net	51	(28)
Exchange differences, net	(2,093)	(932)
Other operating income	1,920	1,797
Other operating expenses	(2,342)	(2,138)
Income from assets under insurance and reinsurance contracts	1,452	2,534
Expenses from liabilities under insurance and reinsurance contracts	(1,242)	(2,414)
Total income	44,279	49,229
Administrative expenses	(18,320)	(20,279)
Staff costs	(10,783)	(12,141)
Other general and administrative expenses	(7,537)	(8,138)
Depreciation and amortization	(2,810)	(3,001)
Provisions or reversal of provisions, net	(2,378)	(3,490)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(12,382)	(9,352)
Financial assets at fair value through other comprehensive income	(19)	(12)
Financial assets at amortized cost	(12,363)	(9,340)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(10,416)	(1,623)
Tangible assets	(174)	(45)
Intangible assets	(10,242)	(1,564)
Others	—	(14)
Gain or losses on non financial assets and investments, net	114	1,291
Negative goodwill recognized in results	8	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(171)	(232)
Operating profit/(loss) before tax	(2,076)	12,543
Tax expense or income from continuing operations	(5,632)	(4,427)
Profit for the period from continuing operations	(7,708)	8,116
Profit or loss after tax from discontinued operations	—	—
Profit for the period	(7,708)	8,116
Profit attributable to non-controlling interests	1,063	1,601
Profit attributable to the parent	(8,771)	6,515

Earnings per share
Basic	(0.538)	0.347
Diluted	(0.538)	0.346

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Glossary
GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APM: Alternative Performance Measures
•bps: basis points
•CBILS: Coronavirus Business Interruption Loan Scheme
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CJEU: Court of Justice of the European Union
•CLBILS: Coronavirus Large Business Interruption Loan Scheme
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Covid-19: Corona Virus Disease 19
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•FCA: Financial Conduct Authority (UK)
•Fed: Federal Reserve
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•GPTW: Great Place to Work
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 16: International Financial Reporting Standard 16, regarding leases
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

•LCR: Liquidity Coverage Ratio
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•P/E ratio: Price / earnings per share ratio
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPF: Simple, Personal and Fair
•SREP: Supervisory Review and Evaluation Process
•SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries
•T1: Tier 1
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TRIM: Targeted review of internal models
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Important information
Important information
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q4 2020 Financial Report, published as Inside Information on 3 February 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be

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Important information
undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - December 2020	91

Investor Relations

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e-mail: investor@gruposantander.com

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 3 February 2021	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer